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05009083

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grasim Industries

*CURRENT ADDRESS

PROCESSED

JUN 20 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3322 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/20/05


GRASIM
ADITYA BIRLA GROUP

ANNUAL REPORT
2004-2005



GRASIM INDUSTRIES LIMITED



IN HOMAGE TO
OUR LEGENDARY LEADERS



GHANSHYAMDAS BIRLA ADITYA VIKRAM BIRLA

"WE LIVE BY THEIR VALUES"




ADITYA BIRLA GROUP



OUR VISION

To be a premium global conglomerate
with a clear focus on each business.

OUR MISSION

To deliver superior value to our customers,
shareholders, employees and society at large.

OUR VALUES

Integrity
Commitment
Passion
Seamlessness
Speed

GRASIM INDUSTRIES LIMITED

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla, Chairman

Mrs. Rajashree Birla

Mr. M. L. Apte

Mr. B. V. Bhargava

Mr. R. C. Bhargava

Mr. Y. P. Gupta

Mr. S. B. Mathur

Mr. Cyril Shroff

Mr. S. G. Subrahmanyan

Mr. Shailendra K. Jain — Whole Time Director

Mr. D. D. Rathi — Whole Time Director & CFO

Adviser
Mr. D. P. Mandelia

Company Secretary
Mr. Ashok Malu

Auditors
M/s G. P. Kapadia & Co., Mumbai

EXECUTIVES

Staple Fibre & Pulp Divisions

Mr. Shailendra K. Jain	President & Business Head
Mr. S. K. Saboo	Group Executive President
Mr. S. S. Maru	Sr. Executive President, Staple Fibre Division, Nagda
Mr. Thomas Varghese	Sr. Executive President, Pulp and Grasilene Divisions, Harihar
Mr. Vijay Kaul	Chief Marketing Officer
Mr. S. V. Kulkarni	Executive President, Birla Cellulosic Division, Kharach

Cement Divisions

Mr. Saurabh Misra	Cement Business Head
Mr. O. P. Puranmalka	Group Executive President & Chief Marketing Officer
Mr. S. K. Maheshwari	Sr. Executive President & Chief Manufacturing Officer
Mr. L. N. Rawat	Sr. Executive President, Rajashree Cement
Mr. R. M. Gupta	Sr. Executive President, Vikram Cement & Aditya Cement
Mr. S. K. Jain	Sr. President, Birla White Cement

Vikram Ispat

Mr. H. N. Singh	Executive President

Chemical Division

Mr. G. K. Tulsian	Executive President
Mr. Sunil Kulwal	Executive President

Textile Divisions

Mr. Vikram D. Rao	Group Executive President (Textiles)
Mr. S. Krishnamoorthy	Chief Operating Officer

Contents

REGISTERED OFFICE: Birlagram, Nagda 456 331 (M.P.)

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India has become the centripetal force of globalisation. The country is attracting capital and companies at an accelerated pace. In the process, it is rewriting the economics of scores of industry. Consolidation is becoming the order of the day. We welcome this trend sparked by globalisation.

With the resurgence of the industrial sector, propelled by buoyant exports and the brightening of the domestic investment climate, both business optimism and consumer confidence rose. The macro economic performance of our country, in fact, turned out to be stronger than anticipated.

These developments at the macro level bode well for your Company. Each of your Company's businesses has delivered.

Your Company has posted a splendid performance. Net revenues at Rs.6,247 crores reflect a 19 per cent rise vis-à-vis Rs.5,233 crores recorded in the earlier year. Profit before tax and exceptional items at Rs.1,361.4 crores over Rs.1,077.3 crores, up by 26 per cent is indeed impressive.

Your Company attained a consolidated revenue of Rs.9,410 crores, up by 20 per cent and a net profit of Rs.1,012 crores before diminution, mirroring a 33 per cent surge.

The acquisition of UltraTech Cement Limited (UltraTech) reflects our commitment to build a leadership position in Cement. Having said that, I believe, it will take another two years for UltraTech to provide a competitive return.

In the Viscose Staple Fibre business, our vision is to sustain and grow our leadership position. To do so entails securing access to good quality pulp which is vital for the fibre business. As a step in this direction, you will recall that your Company had acquired the Atholville Pulp Mill, located in New Brunswick in 1998, in joint venture with Tembec.

Given the need to further fortify our pulp operations, we have signed a Framework Agreement with the Province of New Brunswick for the acquisition of the St. Anne Nackawic Pulp Mill, in partnership again with Tembec. At present, the St. Anne Nackawic Pulp Mill, is a paper grade pulp mill. Our intent is to convert it to a product mix of paper, dissolving and specialty pulps. The Mill's current capacity is 2.6 lacs tpa of paper grade pulp. After conversion, it would be geared to produce 1.4 lacs tpa of dissolving grade pulp.

To become self sufficient in pulp, we are exploring the setting up of green field pulp plants globally.

This strategy is consistent with our strategy of reinforcing our competitive edge in the cellulosic man-made fibre sector, through setting up of fully integrated operations, virtually from the 'Forest to the Fabric' stage.

I would now like to give you a snapshot of our business sectors and the roadmap for growth, going forward.

Viscose Staple Fibre (VSF)

Your Company's leadership position in the VSF sector remains unassailable, with a global market share well over 12 per cent.

Our future thrust is on enhancing capacities, to meet the anticipated rise in demand post MFA abolition. We are confident of leveraging our quality and expertise in this changing scenario and gain a greater pie of the market.

With the Textile Research and Application Development Centre at Kharach, now fully operational, the business will concentrate on ushering in increasingly value-added products. From the application development lab to roll out, we are working towards crunching time to proactively respond to the changing market place.

Extending our presence in the specialty fibre markets, with non-woven fibres, Modal and Excel, new brands, will fuel the growth of VSF. The business profitability may however suffer in the short term due to steep rise in cost of key inputs and pressure of competitive fibre prices.

Let me add that the Chemicals business is set to strengthen as demand for the VSF sector and other end-users is on the upswing.

Cement

In Cement, your Company will continue to expand its footprint and enhance its market share through a user-centred product-mix. Capacity expansion, through debottlenecking, reining in on costs on the back of the captive thermal power plants as also use of alternative fuels and leveraging synergies with UltraTech – are all steps engineered to ensure that the Cement business has major gains.

The Government's renewed impetus to infrastructure development, a buoyant housing sector and the rapid industrial growth that is becoming more evident, are indeed encouraging.

I believe your Company's Cement business is poised for higher growth.

Sponge Iron

The steel sector has been on a high growth trajectory for over two years. Its continuing upward climb augurs well for our Sponge Iron business. Its performance has been exemplary. It has helped buoy the earnings. The outlook for your Company's Sponge Iron business continues to be positive though its sustainability will depend on global and domestic steel scenario.

Outlook

As in the past, VSF and Cement, which are your Company's core businesses, contributing to 75 per cent of revenues and 65 per cent of operating profit, will be the growth drivers. The Chemical and Sponge Iron businesses will play a very supportive role in boosting earnings.

"VSF and Cement, which are your Company's core businesses, contributing to 75 per cent of revenues and 65 per cent of operating profit, will be the growth drivers. The Chemical and Sponge Iron businesses will play a very supportive role in boosting earnings."

Unrelenting sweating of the assets, a tight rein on costs, extremely prudent financial management, the leadership position that its key business segments enjoy and above all, its strong fundamentals, in my view, have a collective propitious impact on your Company's future. We can all look forward to a period fixated on growth.

"Unrelenting sweating of the assets, a tight rein on costs, extremely prudent financial management, the leadership position that its key business segments enjoy and above all, its strong fundamentals, in my view, have a collective propitious impact on your Company's future. We can all look forward to a period fixated on growth."

I would like to take this opportunity to place on record, your Board and my personal appreciation of the dedication and uncompromising commitment of an overwhelming majority of your Company's employees. They have enabled us build a culture of meritocracy.

The Aditya Birla Group : In Perspective

I am pleased to share that much of the consolidation that we had embarked upon is now behind us. Going forward, our accent is on accelerated growth as we stand at an inflection point. In each of our major businesses, scaling up of capacities and services will be necessary. Our road-map includes exploring further acquisitions and leveraging upon both greenfield and brownfield opportunities. Our plans are well under way.

To take Hindalco's strategic stake in Indal to its logical conclusion, all of the businesses of that Company have been merged into Hindalco, with the exception of its foil business at Kollur.

With the completion of the brown-field expansion in the Copper business, its capacity stands doubled from 250,000 tpa to 500,000 tpa. When fully ramped-up, it will elevate Hindalco into the league of the Top-10 Copper producers in the world. It also positions Birla Copper as the world's single largest Copper Smelter in one location.

The completion of the acquisition of UltraTech (the erstwhile Cement business of Larsen & Toubro), has positioned the Group to the 9th largest Cement player in the world. By the turn of the decade, significant additional capacities will also be added.

Our Carbon Black Plant in Egypt has become the largest producer in the world. In China, at the Liaoning Carbon Black Plant, we are scaling up the capacity significantly. Today, we are the fourth largest Carbon Black player in the world, and we hope to rise in the rank.

In essence, our vision as a Group is to be a premium global conglomerate with a clear focus on each business. Our focus is both top-line and bottom-line growth and not growth for the mere sake of growth.

"Our vision as a Group is to be a premium global conglomerate with a clear focus on each business. Our focus is both top-line and bottom-line growth and not growth for the mere sake of growth."

Focus on People

Being essentially a meritocracy and a people's organization, our attention in the people area remains unwavering. We are enhancing the quality and the pace of the institutionalization of our systems and processes. These now embrace the entire life cycle of the employees' engagement with the organization. Several new initiatives have been taken towards the well-being of our employees, particularly in the area of healthcare, education of their children and other critical aspects that can have a significant bearing on his or her performance.


GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

NOTICE is hereby given that the Fifty Eighth Annual General Meeting of the shareholders of Grasim Industries Limited, will be held at the Registered Office of the Company at Grasim Staff Club, Birlagram, Nagda 456 331 (M.P.) on Saturday, the 9th July, 2005 at 11.30 A.M. (S.T.) to transact, with or without modifications, as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2005 and the Profit and Loss Account for the year ended 31st March, 2005 and the Reports of the Directors and the Auditors of the Company.

2. To declare dividend on Equity Shares for the year ended 31st March, 2005.

3. To appoint a Director in place of Mrs. Rajashree Birla, who retires from office by rotation, and being eligible, offers herself for re-appointment.

4. To appoint a Director in place of Mr. S.G. Subrahmanyan, who retires from office by rotation, and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of Mr. B.V. Bhargava, who retires from office by rotation, and being eligible, offers himself for re-appointment.

6. To appoint Mr. S.B. Mathur (who was appointed as an Additional Director by the Board of Directors pursuant to Article 129 of the Company's Articles of Association and who holds office under the said Article and Section 260 of the Companies Act, 1956 only upto the date of this meeting, and in respect of whom the Company has received a notice in writing alongwith a deposit of Rs. 500/- under Section 257 of the said Act, from a member signifying his intention to propose Mr. S.B. Mathur as a candidate for the office of Director) as a Director of the Company and to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

   "**RESOLVED *THAT*** pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, Mr. S.B. Mathur be and is hereby elected and appointed as a Director of the Company liable to retire by rotation."

7. To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions relating to the appointment of Auditors of the Company:

   A. "***RESOLVED THAT*** M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as the Statutory Auditors of the Company u/s 224 and other applicable provisions, if any, of the Companies Act, 1956, to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company, at a remuneration of Rs.17,00,000/- (Rupees Seventeen Lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses as may be incurred in the performance of their duties."

   B. "***RESOLVED THAT*** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. A. F. Ferguson & Co., Chartered Accountants, Mumbai, be and are hereby appointed as the Branch Auditors of the Company, to audit the Accounts in respect of the Company's manufacturing plants of grey cement and white cement plant, marketing zones, Terminals and Ready Mix Concrete Units, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.20,00,000/-(Rupees Twenty Lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   C. "***RESOLVED THAT*** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Vidyarthi & Sons, Chartered Accountants, Gwalior be and are hereby re-appointed as the Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.65,000/- (Rupees Sixty five thousand only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

8. To consider, and if thought fit, to pass the following Resolution as an Ordinary Resolution:

   "***RESOLVED THAT*** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309 and Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956, and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby granted for the appointment of Shri D.D. Rathi as a Whole Time Director of the

Company for a period of 3 years with effect from 1st August, 2004 with liberty to either party to terminate the appointment on three months' notice in writing to the other and on the terms as to remuneration and perquisites as set out below:

1. **Period:**

   Three years w.e.f. 1st August, 2004 with liberty to either party to terminate the appointment by three months' notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs.2,81,725 (Rupees Two lac eighty one thousand seven hundred twenty five only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs.4,00,000 (Rupees Four lacs only) per month as basic salary.

   (b) Special Allowance - Rs.1,91,625 (Rupees One lac ninety one thousand six hundred twenty five only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 3,50,000 (Rupees Three lac fifty thousand only) per month.

   (c) Supplementary Salary @ 50% of the basic salary.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 45,00,000 (Rupees Forty five lacs only) in a year on this account.

3. **Perquisites as under:**

   (a) Company maintained leased furnished accommodation, actual lease rent of which will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

   (b) Leave Travel Allowance at the rate of one and half month's basic salary for each year, as per the Rules of the Company.

   (c) Reimbursement of medical expenses incurred in India or abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

   (d) Fees for one Club in India.

   (e) Leave and encashment of leave as per the Rules of the Company.

   (f) Personal Accident Insurance cover as per the Rules of the Company.

   (g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

   (h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

   (i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

   (j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

   (k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, benefits and perquisites as the Board may from time to time decide.

   The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being be in force, or otherwise as may be permissible at law.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Shri D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

   So long as Shri D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Indian Rayon And Industries Limited, an Aditya Birla Group Company. "

9. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

*"**RESOLVED THAT** in partial modification of the* Resolution passed by the members of the Company at the Annual General Meeting held on 17th July, 2004 and pursuant to Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, including any statutory modification or re-enactment thereof for the time being be in force, consent of the Company be and is hereby accorded: -

   i. to the revision in the amount of monthly Salary payable to Shri Shailendra K. Jain, Whole Time Director of the Company upto an overall limit of Rs. 6,50,000 (Rupees Six lac fifty thousand only) per month;

   ii. Special Allowance payable to Mr. Shailendra K. Jain, Whole-time Director of the Company up to an overall limit of Rs. 6,50,000 (Rupees Six lac fifty thousand only) per month; and

   iii. Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.65,00,000 (Rupees Sixty five lacs only) in a year on this account.

   as may be decided by the Board of Directors of the Company from time to time for the remainder of his tenure of his current term i.e. upto 30.11.2006 subject, however, to the limits prescribed in Part II of Schedule XIII to the said Act, the other terms and conditions of remuneration remaining the same as approved at the aforesaid General Meeting of the Company held on 17th July, 2004 and subject to the consequential variation or increase therein due to revision in the terms of his remuneration as aforesaid."

By Order of the Board



ASHOK MALU
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 30th May, 2005

NOTES FOR MEMBERS' ATTENTION :

1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTYEIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2) An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of items 6 to 9 of the Notice as set out above, is annexed hereto.

3) The Register of Members and Share Transfer Books of the Company will remain closed from 1st July, 2005 to 9th July, 2005 (both days inclusive) for the purpose of payment of dividend.

4) The dividend, as recommended by the Board, if sanctioned at the meeting, will be paid on or after 9th July, 2005 to those members or their mandates whose names stand registered on the Company's Register of Members: -

   a) as Beneficial Owners as at the end of business on 30th June 2005, as per the lists to be furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form, and

   b) as Members in the Register of Members of the Company after giving effect to valid share transfers in physical form lodged with the Company on or before 30th June, 2005.

5) a) Pursuant to Section 205A of the Companies Act, 1956, all dividends upto the financial year 1994-95, which remained unclaimed have been transferred to the General Revenue Account of the Central Government. Members, who have not encashed their dividend warrants for the said period, are requested to claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, Jayendra Ganj, Gwalior 474 009 (MP). In case any assistance is required, members may please write to the Share Department of the Company at its Registered Office at Nagda.

   b) In terms of the provisions contained in Section 205C of the Companies Act, 1956, the Company has already deposited/transferred the unpaid/ unclaimed dividend for the year 1996-97 to the Investor Education and Protection Fund (IEPF). No claim shall lie against IEPF or the Company in respect of the unpaid amount transferred to IEPF.

   c) Pursuant to the provisions of Section 205A of the Companies Act, 1956, as amended, dividends for the financial year ended 31st March, 1998 and thereafter, which remain unpaid or unclaimed for a period of 7 years will be transferred to the IEPF of the Central Government. Members who have not encashed the dividend warrant(s), so far for the financial year ended 31st March 1998 and thereafter, are requested to make their claim to the Share Department at the Registered Office of the Company at Nagda before 30th June, 2005 failing which the unpaid / unclaimed amount will be transferred to IEPF. It may also be noted that once the unpaid / unclaimed dividend is transferred to IEPF, as above, no claims shall lie in respect of such amount by the member.

6) a) Members are requested to notify immediately any change of address:

   (i) to their Depository Participants (DPs) in respect of their electronic share accounts, and

   (ii) to the Company to its Share Department at the Registered Office at Nagda in respect of their physical share folios, if any;

   b) In case the mailing address mentioned on this Annual Report is without the PINCODE, members are requested to kindly inform their PINCODE immediately.

7) Non-resident Indian Shareholders are requested to inform the Share Department of the Company or to the concerned DP, as the case may be, immediately:-

   a) the change in the residential status on return to India for permanent settlement.

   b) the particulars of NRE Account with a bank in India, if not furnished earlier.

8) Members are requested to make all correspondence in connection with shares and debentures held by them by addressing letters directly to the Share Department of the Company situated at the Registered Office of the Company at Birlagram, Nagda (M.P.) quoting reference of their folio numbers, or their Client Id number with DP Id number, as the case may be.

9) Members who are holding shares in identical order of names in more than one folio are requested to send to the Company the details of such folios together with the Share Certificates for consolidating their holdings in one folio. The Share Certificates will be returned to the Members after making requisite changes thereon.

10) a) To avoid the incidence of fraudulent encashment of the warrants, Members are requested to intimate the Company under the signature of the Sole/ First Joint holder, the following information, so that the Bank Account Number and Name and address of the Bank can be printed on the Dividend Warrant :-

   1) Name of Sole/First Joint holder and Folio No.

   2) Particulars of Bank Account, viz.

      i) Name of the Bank

      ii) Name of Branch

      iii) Complete address of the Bank with Pin code Number

      iv) Account Type, whether Savings (SB) or Current Account (CA)

      v) Bank Account Number allotted by the Bank

   b) Shareholders desirous of availing the facility of Electronic Credit of Dividend are requested to fill up the ECS form attached to this Annual Report and mail the same so as to reach the Company before, 20th June, 2005.

   c) Members who hold shares in the dematerialized form and want to change / correct the bank account details should send the same immediately to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered as will be furnished by the Depositories to the Company.

11) Depository System

The Company, consequent to introduction of the Depository System (DS), entered into agreements with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). Members, therefore, now have the option of holding and dealing in the shares of the Company in electronic form through NSDL or CDSL.

Effective 5th April, 1999, trading in shares of the Company is permitted only in dematerialized form.

The DS envisages the elimination of several problems involved in the scrip-based system such as bad deliveries, fraudulent transfers, fake certificates, thefts in postal transit, delay in transfers, mutilation of share certificates, etc. Simultaneously, DS offers several advantages like exemption from stamp duty, elimination of concept of market lot, elimination of bad deliveries, reduction in transaction costs, improved liquidity, etc.

12) As per the provisions of the amended Companies Act, 1956, facility for making nominations is now available to INDIVIDUALS holding shares in the Company. Shareholders holding shares in physical form may obtain the Nomination Form – 2B prescribed by the Government from the Share Department of the Company.

13) Pursuant to the recommendation of SEBI Committee on Corporate Governance for appointment of a Director / re-appointment of the retiring Directors, a statement containing details of the concerned Directors is attached hereto.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT UNDER SECTION 173 OF THE COMPANIES ACT, 1956.

ITEM NO. 6

Shri S.B. Mathur was appointed as an Additional Director of the Company by the Board of Directors pursuant to the provisions contained in Article 129 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956. According to the provisions of the said Article and Section 260 of the Companies Act, 1956, he will hold office upto the date of this Annual General Meeting. As required under Section 257 of the said Act, Notice has been received from a member along with a deposit of Rs. 500/- signifying his intention to propose Shri S.B. Mathur as a Candidate for the office of Director. Shri Mathur holds directorships in several other Companies in India. It is in the interests of the Company to continue to avail of his services as a member of the Board.

Your Directors recommend his appointment as a Director. Except Shri S.B. Mathur, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

ITEM NO. 7

At the Annual General Meeting of the Company held on July 17, 2004, M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai alongwith M/s. Lodha & Co., Chartered Accountants, New Delhi, were re-appointed as the Joint Statutory Auditors of the Company, and M/s. Lodha & Co., Chartered Accountants, Mumbai, as the Branch Auditors of the Company's Rajashree Cement Division and Birla White Cement Division. M/s. Lodha & Co., New Delhi and Mumbai, vide their letters dated November 2, 2004 and November 3, 2004 had tendered their respective resignations as the Joint Statutory Auditors and the Branch Auditors of the Company respectively. Accordingly, the Board of Directors of the Company had authorized M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai, the surviving Joint Statutory Auditor to do the Company's and the said Divisions' audit for the year ended March 31, 2005.

The Board of Directors of the Company have on the recommendation of the Audit Committee proposed that M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai, be re-appointed as the Statutory Auditors of the Company and to hold office till the conclusion of the next Annual General Meeting of the Company. M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai have forwarded their certificates to the Company, stating that their re-appointment, if made, will be within the limit specified in that behalf in Sub-section 1(b) of Section 224 of the Companies Act, 1956.

The Board of Directors of the Company have on the recommendation of the Audit Committee proposed that M/s. A. F. Ferguson & Co., Chartered Accountants, Mumbai, be appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's manufacturing plants of grey cement and white cement plant, marketing zones, Terminals and Ready Mix Concrete Units, and to hold office till the conclusion of the next Annual General Meeting of the Company. They have also recommended that M/s. Vidyarthi & Sons, Chartered Accountants, Gwalior to continue as the Branch Auditor of Vikram Woollens Division of the Company.

The resolutions as in this item of Notice are accordingly commended for the acceptance of the members.

ITEM NO. 8

Shri D.D. Rathi has been associated with the Group since 1991 when he joined Indian Rayon And Industries Ltd., a Group Company. He was transferred to Grasim in June 1999 to set up the Corporate Finance Division for the Company and to head it as Sr. President & CFO. Considering his long association, considerable experience of the activities of the Company and the exceptional contribution made by him, in the Company achieving its pre-eminent financial position, it is in the interest of the Company that he was inducted on the Board as a Whole Time Director of the Company, for a period of 3 years w.e.f. 1st August, 2004. Further, considering his experience and seniority and the trend in the industry, the terms of his remuneration are considered to be fair, just and reasonable and are commended for your acceptance.

Except Shri D.D. Rathi, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

ITEM NO. 9

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company as per the resolution passed at the Annual General Meeting of the Company held on 17th July, 2004 on the terms set out in that resolution with the liberty to the Board to effect such annual increases from time to time as it thinks fit within the limitations in that behalf as contained in Schedule XIII to the Companies Act, 1956.

Considering the inflationary trend and the substantial increase in the business activities of the Company resulting in increase in the work and responsibilities of the Whole Time Director as also the amount of remuneration payable to managerial personnel occupying similar positions in other comparable companies, the Board of Directors have deemed fit to increase the limit of the monthly salary, special allowance and performance linked variable pay and/or long term incentive compensation (in line with the modern corporate practice), the other terms and conditions of his remuneration remaining the same as approved by the members of the Annual General Meeting held on 17th July, 2004 and subject to the consequential variation or increase therein due to the revision in the terms of his remuneration as aforesaid. The resolution as set out in this item of the Notice is accordingly commended for your acceptance. The above may also be treated as an Abstract of the variation under Section 302 of the Companies Act, 1956. Although not necessary, a copy of the resolution passed at the Annual General Meeting of the Company held on 17th July, 2004 is available for inspection of the members to ascertain any information that they may require at the Registered Office of the Company between the hours 10 a.m. to 12 noon on all working days (except Sundays and public holidays during office hours) upto the date of the ensuing Annual General Meeting.

Except Shri Shailendra K. Jain, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

By Order of the Board



ASHOK MALU
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 30th May, 2005

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (3) wherever is applicable.)

For shares held in physical form

—— For Office Use Only ——
ECS Ref.No. :

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ____________

Date : ____________

____
(Signature of First Holder)

Name of First Holder:

Tear Here

GRASIM INDUSTRIES LIMITED

Details of the Directors seeking appointment / re-appointment in Annual General Meeting fixed for 9th July, 2005

Name of Director	Mrs. Rajashree Birla	Mr. S.G. Subrahmanyan	Mr. B.V. Bhargava	Mr. S.B. Mathur
Date of Birth	15.09.1945	13.06.1925	16.04.1936	11.10.1944
Date of Appointment	14.03.1996	19.09.1983	26.03.1997	28.01.2005
Qualification	B.A.	B.Sc (Hons.), Fellow of the Institute of Actuaries	M.Com., LL.B.	B.Com, F.C.A.
Expertise in specific functional area	Industrialist	Actuary & Financial Management	Finance and Management	Administrator of The Specified Undertaking of the Unit Trust of India
List of Outside Company Directorship held	1 Aditya Birla Health Services Ltd. 2 Essel Mining & Industries Ltd. 3 Hindalco Industries Ltd. 4 Indian Rayon And Industries Ltd. 5 Indo Gulf Fertilisers Ltd. 6 UltraTech Cement Ltd.	1 Bannari Amman Sugars Ltd. 2 Polyplex Corporation Ltd.	1 Cosmo Films Ltd. 2 Excel Crop Care Ltd. 3 ICICI Lombard General Insurance Company Ltd. 4 J.K. Corpn. Ltd. 5 National Commodity & Derivatives Exchange Ltd. 6 Raymond Ltd. 7 Schenectady Herdillia Ltd 8 Supreme Industries Ltd. 9 The Credit Rating Information Services of India Ltd.	1 Administrator of The Specified Undertaking of the Unit Trust of India - Administrator 2 EID Parry (India) Ltd. 3 Infrastructure Leasing & Financial Services Ltd. 4 National Collateral Management Services Ltd. 5 National Stock Exchange of India Ltd - Chairman 6 SASF, IDBI - Trustee, Board of Trustees 7 UTI Securities Ltd. - Chairman 8 UTI Technology Services Ltd. - Chairman
Chairman / Member of the Committees of the Board of Directors of the Company	—	1 Finance Committee - Member 2 Shareholders Grievance/ Allotment & Transfer Committee - Member	1 Audit Committee - Chairman 2 Finance Committee - Chairman	—
Chairman / Member of the Committees of Director of other companies in which he/she is a Director				
a) Audit Committee	—	1 Polyplex Corp. Ltd. - Member	1 Cosmo Films Ltd. - Chairman 2 Excel Crop Care Ltd. - Member 3 J.K. Corporation Ltd.- Chairman 4 National Commodity & Derivatives Exchange Ltd. - Member 5 Raymond Ltd. - Member	—
b) Remuneration Committee	—	—	1 Excel Crop Care Ltd. - Member 2 Supreme Ind. Ltd. - Member	1 Infrastructure Leasing & Financial Services Ltd. - Member 2 National Stock Exchange of India Ltd. - Chairman
c) Compensation Committee	—	—	1 Raymond Ltd. - Chairman 2 The Credit Rating Information Services of India Ltd. [CRISIL] - Chairman	

---------- Tear Here ----------

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram 456331, Nagda (M.P.)

Form of Proxy

I/We ______________________ of ______________________ being a member/members of Grasim Industries Limited hereby appoint ______________________ of ______________________ or failing him ______________________ of ______________________ as my/our proxy to vote for me/us on my/our behalf at the 58th Annual General Meeting of the Company to be held on Saturday, 9th July, 2005 at 11.30 a.m. or at any adjournment thereof.

Signed this ____________ day of ____________ 2005

NOTE : The proxy duly completed must be returned so as to reach the Registered Office of the Company not less than 48 hours before the time of holding the aforesaid meeting. The Proxy need not be a member of the Company.

Proxy No. :
Ledger Folio No. :
No. of Shares :

Affix Re. 1 Revenue Stamp

(Signature)


GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

INFORMATION UNDER SECTION 217(2A) OF THE COMPANIES ACT, 1956, READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31st MARCH, 2005.

(A) EMPLOYED THROUGHOUT THE FINANCIAL YEAR UNDER REVIEW AND WERE IN RECEIPT OF REMUNERATION FOR THE FINANCIAL YEAR IN THE AGGREGATE OF NOT LESS THAN RS. 24,00,000/-

Name	Age	Qualification	Designation	Date of Commencement of Employment	Experience (Years)	Remuneration (Rs.)	Particulars of Last Employment, Employer, Last Post, No. of years
Agarwal Vivek	42	B.Tech., M.B.A.	Sr. Vice President (Mktg.)	01.04.99	20	3,466,685	Indian Rayon and Industries Limited, Vice President (Mktg.), (6)
Agrawal MC	59	B.E. (Mech.)	Jt. Executive President (TRC)	15.06.93	35	2,470,132	Raymond Cement, General Manager (Project), (10)
Bafna Sanjeev	41	B.Com (Hons.), FCA, CS	Jt. President (Finance)	01.04.00	19	2,888,362	Indo Gulf Corporation Ltd., General Manager, (5)
Bajaj Jagdish	39	B.Com., FCA	Jt. President (Finance)	01.06.99	15	2,902,176	Indian Rayon and Industries Limited - Vice President, (10)
Chattopadhyaya B C	57	B.Sc.Engg. (Civil)	Sr. Vice President (Mktg.)	16.10.97	34	3,462,264	Float Glass (I) Ltd., Dy. Director, (3)
Dua Jayant	40	B.E., MBA	Sr. Vice President (Mktg.)	01.04.99	16	3,709,467	Indian Rayon and Industries Limited, Vice President (Mktg.), (3)
Gupta R M	52	B.Com., FCA	Sr. Executive President	03.07.00	29	5,111,999	JK Industries Ltd., Works Director, (7)
Jain Shailendra K #	61	B.E.(H), B.Sc, SM (MIT)	Whole time Director	01.12.65	39	15,802,858	None
Kaul Vijay	53	B.E. (Met)	Chief Marketing Officer	16.04.96	29	4,584,945	Hindusthan Gases & Inds. Ltd., Joint President, (14)
Krishnamoorthy S	52	B.Sc. (Textile Chem.)	Chief Operating Officer	30.08.99	27	5,180,898	Arvind Mills Limited - VP (Sales & Mktg.), (4)
Kulwal Sunil	44	FCA, ACS	Executive President	10.07.84	21	2,891,531	None
Maheshwari S K	58	M.Sc., MBA (Leeds), GPRI (London), ANCRT (London)	Sr. Executive President & Chief Manufacturing Officer	01.12.99	34	6,015,376	Usha Beltron Ltd., Advisor, (4)
Malu Ashok	47	B.Com., LLB, FCS	Company Secretary & Sr. Vice President	28.04.01	27	2,525,522	Indian Rayon and Industries Limited, Company Secretary & Vice President, (13)
Maru S S	58	M.E.(Chem), MAIChE., FIE	Sr. Executive President	01.11.71	33	5,327,512	None
Mehta D M	51	B.Tech. (Mech.)	Jt. Executive President (Technical)	01.04.99	30	3,023,634	Indian Rayon and Industries Limited, Sr. Vice President (Tech), (18)
Parasrampuria M K	51	F.C.A.	Jt. Executive President	23.08.82	25	2,748,740	Kores India Ltd., Jr. Accounts Officer, (1)
Puranmalka O P	53	B.Com., FCA	Group Executive President & Chief Marketing Officer	01.04.99	29	8,325,488	Indian Rayon and Industries Limited, Sr. President, (5)
Rao Vikram D	55	B.E.(Chem), MBA	Group Executive President	05.07.99	30	11,068,324	Arvind Mills Limited - President, (4)
Rathi D D #	58	B.Com, FCA	Whole time Director & CFO	01.07.99	37	12,420,292	Indian Rayon and Industries Ltd., Sr. President, (8)
Rawat L N	59	B.Com.(Hons.), FCA	Sr. Executive President	01.08.01	35	6,185,771	Indian Rayon and Industries Limited, President, (26)
Ray P K	49	B.E., MBA	Sr. Vice President (Mktg.)	21.03.97	25	2,656,357	Modi Cement Limited, Vice President, (6)
Saboo S K	62	B.Com (J)	Group Executive President	01.10.66	43	6,281,320	Century Spg. & Mfg. Co. Ltd., - Salesman, (5)
Singh H N	58	B.E. (Mech.)	Executive President	01.09.03	38	5,271,666	Indian Rayon and Industries Limited, Executive President, (3)
Somani D P	60	B.Sc., B.E.(Mech.)	Executive President	01.09.98	35	4,146,722	Indian Rayon and Industries Limited, Executive President, (16)
Somani RA	53	B.E. (Mech.)	Jt. Executive President	01.01.99	29	2,495,413	Indian Rayon and Industries Limited, Sr. Vice President, (15)
Tulsian G K	67	B.Sc., FCA, MBIM (London)	Executive President	16.06.83	41	7,388,280	Thai Rayon Co. Ltd. - Vice President (Comml.), (3)
Varghese Thomas	44	B. Tech.	Sr. Executive President	03.03.99	24	5,835,258	Indorama Synthetics Ltd. - Vice President (Mktg.), (3)

(B) EMPLOYED FOR PART OF THE FINANCIAL YEAR UNDER REVIEW AND WERE IN RECEIPT OF REMUNERATION FOR THE FINANCIAL YEAR IN THE AGGREGATE OF NOT LESS THAN RS. 2,00,000/- PER MONTH

Name	Age	Qualification	Designation	Date of Commencement of Employment	Experience (Years)	Remuneration (Rs.)	Particulars of Last Employment, Employer, Last Post, No. of years
Birla K C	46	B.Com., C.A.	Jt. President	01.09.98	20	700,101	Indian Rayon and Industries Limited - Sr. Vice President (Comml.), (13)
Gupta B P	58	M. Com.	Asst. Manager (Materials)	05.08.72	36	633,122	Andhra Pradesh Paper Mills Ltd. - Accounts Assistant, (4)
Jain D C	52	B.Com.	Sr. General Manager (Mktg.)	14.08.72	32	1,979,170	None
Jain S K	54	B.Com., FCA	Sr. President	01.09.04	29	2,351,374	Aditya Birla Management Corp. Ltd. - Sr. President, (0.7)
Jajoo S N	46	B.Com, FCA, PGDBIM, AMIMA & ICWA (Inter)	Executive President	13.08.83	22	2,430,324	Straw Products Ltd. - Management Trainee, (0.5)
Kulkarni S V	53	B.E. (Text.)	Executive President	17.05.04	30	2,896,897	Raymond Limited - Director (Works), (3)
Misra Saurabh	57	B.A.(Hons.)	Business Head (Cement)	26.04.99	37	3,910,446	ITC Ltd. - Deputy Chairman, (33)
Mundra Manoj	44	B.Com., FCA	Sr. Vice President (Comml.)	07.08.86	18	2,527,024	G.P. Kapadia & Co. - Chartered Accountant, (0.4)
Murari V R	58	B.Sc.	AGM (Laboratory)	14.06.68	36	929,527	None
Nair Radhakrishnan P	58	SSLC	Manager (Tex. Lab)	31.12.62	41	1,002,306	None
Rajan C R	58	Intermediate	AGM (Gen. Admn.)	03.10.67	37	1,001,620	None
Rao Surya R	60	Diploma in Electrical Engg.	Sr. Vice President (Operations)	04.11.71	34	2,806,726	Birla Consultants (P) Ltd. - Electrical Engineer, (1)
Rathore Singh Hirendra	58	B.A.	DGM (Marketing)	14.03.75	30	1,470,768	None
Robinson Bruce M	52	M.E.A., Phd.	Education Advisor	01.12.03	31	2,007,435	Kodaikanal International School - Principal, (2)
Rungta O P	62	B.Com (Hons.), LLB, FCA	Sr. Executive President	01.04.68	37	3,875,390	None
Sureshkumar V C	48	B.Sc.	Asst. Manager (Laboratory)	01.07.77	27	449,569	None
Venkatesan R	60	DME, PDIPE	Vice President (Engg.)	13.02.74	40	2,833,803	Mettur Chemicals & Inds. Ltd. - Jr. Engineer, (9)

Notes :

1. Remuneration received includes salary, bonus, gratuity paid, contribution to Provident and Superannuation Fund, house rent allowance, rent paid, medical, leave travel expenses and value of amenities provided as per Income Tax Rules.
2. Employment is non-contractual in all the above cases subject to one month / three months' notice from either side depending upon the office held by the employee, except in the cases marked (#)
3. None of the above employees is a relative of any Director of the Company.
4. The names of those employees who were in the Company's employment for part of the year and whose remuneration including gratuity paid as per the rules was Rs.2,00,000/- or above per month have only been included.

On Behalf of the Board of Directors

KUMAR MANGALAM BIRLA
CHAIRMAN

Mumbai, 29th April, 2005

Our focus on managerial capabilities is getting much sharper. We are proactively addressing the need to build a robust leadership pipeline. International firms have been enlisted by us to assess the talent and the potential in our Group to meet our future growth aspirations. I have also impressed upon our management teams that it is our collective responsibility to spot talent, track it and help spawn leaders.

Let me reiterate, our aspiration is to hone capabilities not for an Indian manager who is posted overseas, but for a world-class manager who simply happens to be an Indian.

"Our focus on managerial capabilities is getting much sharper. We are proactively addressing the need to build a robust leadership pipeline. International firms have been enlisted by us to assess the talent and the potential in our Group to meet our future growth aspirations. I have also impressed upon our management teams that it is our collective responsibility to spot talent, track it and help spawn leaders."

Finally, I believe few organizations can take pride in the quality of competence, passion and commitment that we find here. We have the organizational will, discipline and people power to achieve our stretched ambition.

Best regards,

Yours sincerely,



Kumar Mangalam Birla

FINANCIAL HIGHLIGHTS

Year ⟶	Unit	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99#	1997-98	1996-97	1995-96
Production											
Viscose Staple Fibre	Tonnes	247952	221005	224610	176462	218847	188002	164355	174281	155385	162470
Grey Cement	Mn. Tonnes	12.44	11.85	11.09	9.53	9.10	8.40	5.82	4.71	4.10	3.27
White Cement	Tonnes	315368	310578	310163	267915	251594	240492	131979	—	—	—
Sponge Iron	Tonnes	780341	687272	612879	559567	663998	709094	670231	667350	706510	347513
Turnover											
Viscose Staple Fibre	Tonnes	231533	229110	227900	181520	203854	192452	164130	171148	151838	161993
Grey Cement	Mn. Tonnes	12.63	11.96	11.16	9.68	9.16	8.42	5.88	4.70	4.14	3.15
White Cement	Tonnes	311454	314819	305223	266105	251291	240014	133660	—	—	—
Sponge Iron	Tonnes	772799	676921	612425	562334	673852	822996	565682	767255	585917	435503
Profit & Loss Account											
Gross Sales	Rs. Crs.	7201	6130	5412	5070	5184	4982	4325	4023	3602	3199
Net Sales	Rs. Crs.	6229	5213	4606	4372	4453	4273	3757	3500	3089	2742
Other Income	Rs. Crs.	187	229	133	129	108	88	110	124	135	211
Operating Profit (PBIDT)	**Rs. Crs.**	**1785**	**1504**	**1136**	**909**	**900**	**739**	**674**	**698**	**706**	**773**
Interest	Rs. Crs.	139	154	168	190	239	256	292	256	259	230
Gross Profit (PBDT)	Rs. Crs.	1646	1350	967	719	661	482	381	443	447	543
Depreciation	Rs. Crs.	285	273	254	252	252	237	210	167	148	124
Profit before Tax & Exceptional Items	**Rs. Crs.**	**1361**	**1077**	**713**	**467**	**409**	**245**	**172**	**276**	**300**	**420**
Current Tax	Rs. Crs.	451	291	192	57	50	12	8	45	41	88
Deferred Tax	Rs. Crs.	-33	7	-15	52	0	0	0	0	0	0
Net Profit after Tax (before Exceptional Items)	Rs. Crs.	943	779	536	359	359	233	164	231	259	332
Exceptional Items	Rs. Crs.	-58	0	-169	-56	18	0	0	0	16	0
Net Profit after Exceptional Items & Total Taxes	Rs. Crs.	886	779	368	303	378	233	164	231	275	332
Equity Shares Dividend (including CTD)	Rs. Crs.	167	145	103	83	81	72	63	54	52	45
Balance Sheet											
Net Fixed Assets*	Rs. Crs.	3204	3213	3264	3263	3303	3401	3354	2633	2473	2222
Investments	Rs. Crs.	2982	2541	1796	1416	682	683	680	717	507	619
Net Current Assets	Rs. Crs.	745	550	613	733	991	967	1002	1092	1250	1012
		6931	6303	5673	5412	4976	5052	5037	4442	4230	3853
Share Capital	Rs. Crs.	92	92	92	92	92	92	92	72	72	72
Reserves & Surplus*	Rs. Crs.	4232	3514	2879	2615	2395	2685	2524	2243	2068	1845
Deferred Tax Balance	Rs. Crs.	599	633	626	641	589	—	—	—	—	—
Loan Funds	Rs. Crs.	2008	2065	2076	2065	1900	2275	2421	2127	2090	1936
Net Worth*	Rs. Crs.	4324	3606	2971	2707	2486	2777	2616	2316	2140	1917
		6931	6303	5673	5412	4976	5052	5037	4442	4230	3853
*Excluding Revaluation Reserve	Rs. Crs.	5	5	6	7	18	20	22	25	28	31
Ratios & Statistics											
PBIDT Margin	(%)	28.7	28.9	24.7	20.8	20.2	17.3	17.9	20.0	22.9	28.2
Interest Cover (PBIDT-Tax/Interest)	(x)	9.61	7.88	5.60	4.48	3.56	2.84	2.28	2.56	2.57	2.98
ROACE (PBIT/Avg.CE) @	(%)	23.1	20.9	16.2	12.9	13.5	10.5	10.1	13.1	15.0	19.2
RONW (PAT/NW) @	(%)	23.7	23.7	18.9	13.	13.7	8.6	6.6	10.4	12.8	18.7
Debt Equity Ratio	(x)	0.46	0.57	0.70	0.76	0.76	0.82	0.93	0.92	0.98	1.01
Dividend per Share	Rs./ Sh.	16.00	14.00	10.00	9.00	8.00	7.00	6.75	6.75	6.50	6.25
Earning per Share @	Rs./ Sh.	103	85	58	39	39	25	20	32	36	46
Cash Earning per Share @	Rs./ Sh.	130	116	85	72	67	51	41	55	56	63
Book Value per Share	Rs./ Sh.	472	393	324	295	271	303	285	320	296	265
No. of Equity Shareholders	No.	174831	191770	242359	263549	279207	298232	199083	206851	213619	219859
No. of Employees	No.	15363	15971	16648	16912	21473	23345	24407	23157	23397	22144

\# *In FY 1998-99 Grasim Industries Ltd. acquired the Cement business of Indian Rayon & Industries Ltd. pursuant to a Scheme of Arrangement.*

@ *Before exceptional Items*

Prior to FY01 Reserves & Surplus includes Deferred Tax

MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

It was a historic year, strategically and operationally. Your Company acquired a controlling stake in UltraTech Cement Limited (UltraTech), the erstwhile cement business of Larsen & Toubro Limited (L&T). An all round growth with higher production, sales and realisation marked all its major businesses. Aggregate revenues have risen by 19% year-on-year (YoY) while operating profits have grown from Rs.1,504 Crores to Rs.1,785 Crores in FY05. Coupled with benefits of reduction in interest, pre-tax profits hit a new high of Rs.1,361 Crores. Your Company had to make substantially higher tax provision. Additionally, it has provided Rs.92 Crores towards diminution in value of investments and loans in subsidiary. Reflecting these, reported Net Profits have grown by 14% from Rs.779 Crores to Rs.886 Crores, the highest achieved so far. Post tax profits, before Provision for diminution stood at all time high of Rs.977.7 Crores (Rs.779.3 Crores in previous year), a growth of 25%.

Acquisition of management control in UltraTech Cement

As you are aware, your Company pursued the de-merger of L&T's cement business through a Scheme of Arrangement, which was approved by the High Court of Mumbai on 22nd April 2004, and made effective by the Board of L&T on 14th May 2004. Following this, your Company made an Offer for an additional 30% stake in UltraTech which received an excellent response, oversubscribing 1.6 times. In accordance with the terms of the Offer, your Company accepted 60.9% of the shares tendered, representing 30% of equity in UltraTech and acquired an additional 8.5% stake from L&T, thus raising it's aggregate holding to 51% in UltraTech. On completion of the formalities, your Company assumed management control, thus successfully completing one of the most complex corporate restructuring ever done in India. This internally funded Rs.2,200 Crores transaction is the largest of its kind cash acquisition.

Towards unlocking value, your Company focused on (i) successful brand transition (ii) synergy realisation as well as (iii) efficiency improvement and cost reduction to improve profitability at UltraTech. You will be pleased to note that the brand transition efforts have been successful and the "UltraTech" brand has been rolled out across all key markets, without losing market share. Your Company has also taken necessary steps for strengthening of the profitability of UltraTech through efficiency improvements and cost reduction efforts. The benefit of potential synergies between UltraTech and Grasim will start flowing in from the next fiscal.

Overall, your Company remains confident that the UltraTech acquisition will be value accretive.

Strategic investment in Pulp

Your Company succeeded in its efforts to further strengthen backward integration in VSF. Grasim has finalised plans for investment in St. Anne Nackawic Pulp Mill in Canada, jointly with Tembec Inc, our joint venture partner in existing pulp operations in Authoville, Canada.

St. Anne Nackawic Pulp Mill has the capacity to produce 2.6 Lacs TPA of paper grade pulp at present. This facility will be upgraded to make 1.4 Lacs TPA of Dissolving Grade Pulp, used for the manufacture of VSF and should be operational during H2FY07. The mill will produce both grades of pulp depending on the market dynamics. Subject to approvals, your Company is planning an investment of Rs.32 Crores towards a 45% stake in the joint venture. It will have access to the pulp, to be produced at the converted facility, thereby increasing the captive sourcing.

BUSINESS PERFORMANCE REVIEW

Not just strategic, it has been an excellent year even operationally. All key businesses have delivered good performance, driven by higher volumes and realisation. While the VSF and Chemical businesses have continued strong performance, the Sponge Iron business generated robust cash flows. The Cement business demonstrated significant improvement in profitability on the back of superior volumes and realisation. The subsequent paragraphs aim to outline the performance of individual business segments as well as their outlook for the future.



Revenue Mix
Sponge Iron 16%
VSF 31%
Chemical 5%
Textile 4%
Cement 44%
(Rs. 6,247 Crs.)
PBIDT Mix
Others 6%
Sponge Iron 22%
VSF 34%
Chemical 6%
Textile 1%
Cement 31%
(Rs. 1,785 Crs.)

VISCOSE STAPLE FIBRE (VSF)

	Unit	FY05	FY04	% Change
Installed Capacity	TPA	*253,675	251,840	1
Production	Tonnes	247,952	221,005	12
Sales Volumes	Tonnes	231,533	229,110	1
Net Divisional Turnover	Rs. Crores	1,956.4	1,764.8	11
VSF Realisation	Rs./Tonne	79,008	72,269	9
Operating Margins	%	31.2	32.5	—

* *Capacity increased during Q4FY05*

Performance Review

Your Company produced 12% higher quantities, reflecting an average utilisation of 98% of expanded capacity, despite closure of Harihar plant for about 40 days during the year due to water shortage. The uninterrupted operations at Nagda (against a 45 day closure in FY04) and faster ramp-up of the expanded capacity, commissioned towards the last year end, helped significantly.

Average realisations grew 9% from Rs.72,269 per tonne to Rs.79,008 per tonne in FY05. The extent of improvement could have been stronger, but for the softening of VSF prices towards the year-end. The bumper cotton crop led to significant fluctuations in global fibre price movements, necessitating correction in domestic prices from their highs during Q3FY05. The turnover was higher by 11% on higher realisations and marginal increase in volumes. Operating margins declined marginally from 32.5% to 31.2%, though business returns remained impressive at 63% in FY05 despite volatile pulp prices and an unprecedented rise in caustic soda prices.

Sector Outlook

Though the medium term business outlook remains positive, realisation and margins may come under pressure in the near future due to lower cotton prices and rising input costs. The improving prospects for the domestic textile industry and rising exports of viscose fibre based apparels and garments augur well. The removal of trade barriers with the WTO is a significant positive since the likely shift in textile manufacturing towards cost effective destinations should benefit the Indian textile industry considerably. With superior qualities and blending flexibility, VSF would be able to capitalise on the emerging opportunity and grow strongly into the future.

Business outlook for Grasim

Your Company is the domestic market leader and amongst the top two producers in the World. To ensure profitable growth, your Company is embarking on a three pronged growth strategy.

First, to continue emphasis on development and commercialisation of value added products and emerge as a one stop source for the entire range of man-made cellular fibres for customers. The successful development of in-house technology for high performance viscose fibres (viz., Excel and Modal) and their commercialisation are integral to this strategy. To augment its presence in the value added segments, your Company is expanding the VSF capacity by 59,000 TPA through brownfield at Kharach and de-bottlenecking at all locations. Of this, over 27,000 TPA capacity will focus on specialty products. The product mix will be further strengthened over the next 12-24 months.

Simultaneously, your Company's thrust will be on the development of new applications, including non-woven applications, which is a fast growing VSF segment globally and is at a nascent stage in the regional context. Your Company expects to leverage its application development capabilities to penetrate this new segment optimally.

While doing so, your Company will remain focused on ensuring a favourable change in blend ratios and promotion of direct / deemed exports towards sustaining volumes and growth momentum. Your Company continue to position VSF as a **"Fibre for feel, fashion and comfort"** and leverage the brand equity of **"Birla Cellulose"**, built on merits of product quality, support services and logistic strengths.

Notwithstanding these, the business may witness short term pressure on the pricing and profitability due to a steep rise in input costs and the adverse impact of softening global cotton prices. Efforts are on to mitigate it through increasing share of value added products, improvement in volumes and cost control.

The Company has planned a capital outlay of Rs.602 Crores over the next two years. This includes Rs.373 Crores to be spent on expansion and de-bottlenecking, which will increase the capacity by 59,000 tonnes. The balance amount will be spent on modernisation and normal capex.

CHEMICALS

	Unit	FY05	FY04	% Change
Installed Capacity	TPA	190,800	190,800	—
Production	Tonnes	161,966	157,541	3
Sales Volumes	Tonnes	163,111	156,967	4
Net Divisional Turnover	Rs. Crores	350.9	294.6	19
ECU Realisation	Rs./Tonne	18,836	16,338	15
Operating Margins	%	29.6	25.3	—

Performance Review

The Chemical business, a backward integration for VSF operations, has delivered excellent performance driven by improved volumes and realisation, both for the caustic as well as chorine.

Aggregate production moved up 3% YoY from 157,541 tonnes to 161,966 tonnes, reflecting a marginal improvement in plant utilisation at 85% in FY05. With improved captive demand from the VSF business, sales volumes grew 4% YoY to 163,111 tonnes in FY05.

ECU realisation shot up from Rs.16,338 per tonne to Rs.18,836 per tonne, a growth of 15% YoY. This is on top of a 13% increase during the previous fiscal and hence, is significant. The rising trend in global caustic prices and strong domestic market conditions helped. Firm chlorine prices also supported superior ECU realisation. So, despite sharp increases in input costs, business margins grew from 25.3% to 29.6% in FY05.

Sector Outlook

The outlook for the Chemical business remains positive. Domestic demand is expected to remain firm and gain further momentum on the back of improving prospects for the textile industry and strong growth trends in Fibre, Aluminium, Paper, Pharma as well as Soaps and Detergent sector. Global caustic prices are expected to remain firm. With prevailing high utilisation rates in the industry, your Company expects to see a positive trend in caustic and chlorine prices, which augurs well for ECU realisation going forward.

Business outlook for Grasim

The planned growth in VSF capacity will ensure a rise in captive demand and asset utilisation. While reaping its benefits, your Company will focus on improving profitability through relentless focus on strengthening market position for external sales, downstream value added products and cost control.

CEMENT

	Unit	FY05	FY04	% Change
GREY CEMENT				
Installed Capacity	Mn. TPA	13.12	13.12	—
Production	Tonnes	12.44	11.85	5
Sales Volumes	Tonnes	12.63	11.96	6
Net Turnover	Rs. Crores	2,577.8	2,226.0	16
Average Realisation	Rs./Tonne	1,874	1,712	9
WHITE CEMENT				
Installed Capacity	TPA	*475,000	400,000	19
Production	Tonnes	315,368	310,578	2
Sales Volumes	Tonnes	311,454	314,819	(1)
Net Turnover	Rs. Crores	220.2	189.3	16
Average Realisation	Rs./Tonne	5,612	5,215	8
NET DIVISIONAL TURNOVER	Rs. Crores	2,798.0	2,415.3	16
DIVISIONAL OPERATING MARGINS	%	19.7	18.5	—

* *Capacity increased during Q4FY05*

Performance Review

The Cement business demonstrated further improvement with higher volumes, better realisation as well as superior productivity and operating efficiencies. Despite steep rise in energy costs, business margins and returns improved.

The cement industry witnessed a slow start (growing by only 5% in H1), due to a change in the Government at the Centre, slowdown in infrastructure spending during the transition and adversities of drought-like conditions in the South and West. The subsequent regaining of momentum enabled the industry clock a despatch growth of 7% for the full year. Your Company sales volumes grew by 6% from 11.96 million tonnes to 12.63 million tonnes. Production, which was up 5% YoY at 12.44 million tonnes, represents a 95% average capacity utilisation in FY05. Volumes grew strongly in the North, East and West. However, despite peer out-performance, sales grew only by 3% in the South during the year.

Net realisation improved by 9% from Rs.1,712 per tonne to Rs.1,874 per tonne, reflecting a reasonable price rise during the first half, stability during the monsoon and recovery witnessed during the last quarter, after a brief fall in Q3FY05. Based on richer product and market mix, your Company improved operating margins from 18.5% to 19.7% in FY05. This is notable, considering the steep rise in the cost of key inputs viz., energy and packing. Enhanced efficiencies, cost control and part benefits of synergies with UltraTech have contributed significantly.

The Ready Mix Concrete (RMC) business put in a good performance. Your Company currently has strong RMC operations in six cities. Aggregate RMC sales volumes were higher by 19% at 10.7 Lacs cubic meters and have contributed to 22 % higher revenues.

The White Cement business has performed very well. While aggregate production has grown marginally from 310,578 tonnes to 315,368 tonnes, sales volumes has been maintained at 311,454 tonnes in FY05. Your Company continues to be the market leader and remains focused on developing new applications towards expanding the market and ensuring profitable growth.

Performance of Cement Subsidiaries

UltraTech Cement Limited (UTCL) including its two subsidiaries Narmada Cement Company Limited and UntraTech Ceylinco Pvt. Limited, along with Shree Digvijay Cement Company Limited (SDCCL) accounts for 58% of the 31 Mn. TPA cement capacity controlled by your Company and 49% of capital employed in Grasim Consolidated.

UltraTech Cement Limited (UTCL) – Consolidated Financial Performance

Financial Results* (Rs. in Crores)

	FY05	FY04	% Change
Net Turnover and Other Income	2,797.0	2,335.9	20
Operating Profit (PBIDT)	379.0	367.4	3
Interest	109.3	118.5	(8)
Depreciation	$249.3	247.5	1
Profit Before Taxes and Exceptionals	20.3	1.5	—
Total Tax Expenses (Net)	**(4.4)	15.3	—
Deferred Tax Asset Credit	—	(31.1)	—
Profit / (Loss) before Exceptional items	24.7	17.3	43
Exceptional Item			
- Diminution in value of Investments	76.8	—	—
Net Profit / (Loss) (before minority interest)	(52.1)	17.3	—

$ *Depreciation includes Rs.18.3 Crores related to earlier years*

* *The above numbers incorporate results of its two subsidiaries*

** *After write back of Deferred Tax provision of earlier years*

The thrust has been on ensuring significant improvement in operations. Though the performance has improved considerably, it is yet to reach satisfactory levels.

Domestic cement volumes increased by 4%. Taking advantage of excellent market conditions in the Middle East region, UTCL cement exports rose by a sharp 32%. Aggregate sales volumes including clinker grew by 3% from 15.1 million tonnes to 15.6 million tonnes in FY05.

Average cement realisation moved up 14% YoY to Rs.1,802 per tonne. Supported by robust demand from the Middle East, clinker realisation shot up by 31% from Rs.1,014 per tonne to Rs.1,324 per tonne in FY05.

Operating margins declined from 16.0% to 13.7%, largely on account of steep rise in power and fuel costs as well as brand transition expenses. The write-off of outstanding deferred expenses of earlier period too impacted the margins.

UTCL gained significantly on account of repayment of high cost debt. Interest charges declined from Rs.118.5 Crores to Rs.109.3 Crores, thus increasing pre-tax profits from Rs.1.5 Crores to Rs.20.3 Crores in FY05. However, due to exceptional provision for diminution in value of investments in its subsidiary Narmada Cement and higher current taxes, UTCL has reported a loss of Rs.52.1 Crores.

Overall, your Company believes that UTCL is now on a stronger footing and its efforts to improve efficiency and profitability as well as realise synergies will better UTCL's profitability in the coming years.

Shree Digvijay Cement Company Limited (SDCCL) – Financial Performance

Financial Results (Rs. in Crores)

	FY05	FY04	% Change
Net Turnover and Other Income	168.9	137.3	23
Operating Profit (PBIDT)	18.1	9.4	93
Interest	*12.8	*28.2	(55)
Depreciation	7.1	8.2	(13)
Profit /(Loss) Before Taxes and Exceptionals	(1.8)	(27.0)	—
Exceptional Items (Net)	(3.6)	(3.1)	—
Net Profit / (Loss)	(5.4)	(23.8)	—

* *Lower interest charges reflect the benefits of interest rate restructuring carried out last year. Hence PBT/PAT is not strictly comparable.*

SDCCL is going through a difficult phase and efforts are on to revive its performance and profitability. The period under review witnessed significant improvement on the back of improved market conditions and benefits of interest rate restructuring efforts.

SDCCL has reported a 14% YoY rise in production levels at 7.66 lac tonnes of cement and 2.61 lac tonnes of clinker, thus registering an average utilisation of 95% against 83% in FY04. Clinker exports surged 75% YoY to 2.61 lac tonnes, on improved demand from the Middle East. Benefiting from higher volumes and better pricing, operating margins improved to 10.7%, despite a steep rise in production costs. Operating profit for the year has risen from Rs.9.4 Crores to Rs.18.1 Crores. Pre-tax losses have come down from Rs.27.0 Crores to Rs.1.8 Crores. The improvement though is still far from satisfactory.

SDCCL continues to be a sick company within the meaning of Sick Industrial Companies Act. Bearing in mind the large accumulated losses and outlook for cash earnings over the next few years, your Company has provided for diminution in the value of investments/loans to this subsidiary.

Outlook for Grey Cement Business

The cement sector appears to be on a sustainable growth path, given the robust outlook for the housing sector and the renewed momentum in infrastructure spending. We expect the industry demand to grow around 7-8% annually in the long run. Against this backdrop and given forecasted relatively slow growth in capacity additions, your Company expects to see gradual demand-supply balance over the next two years. The North and East would be balanced during CY2005 and equilibrium is likely in the West by CY2006. The South could however take a bit more time, possibly beyond CY2006.

The business outlook is further strengthened by a favourable outlook for exports, thanks to a strong construction activity in the Middle East, which is expected to be sustained over the next 12-18 months. Through its subsidiaries, UltraTech and SDCCL, your Company will capitalise on the opportunity, taking advantage of its coastal locations.

In an encouraging sector environment, your Company will focus on (i) improving utilisation and market share, (ii) raising realisation through market and product mix rationalisation, (iii) lowering costs through increase in share of captive thermal power and use of alternative fuels and (iv) realising synergies with UltraTech. Improving profitability at UltraTech, is a priority as it will be the key to unlocking value from the significant investment made in recent years.

The Company will be spending Rs.920 Crores towards capex in the next 2 years. Captive power plants with a combined capacity of 77 MW has been planned at three locations at total outlay of Rs.332 Crores. Capex of Rs.151 Crores has been earmarked for de-bottlenecking and strengthening the infrastructure for increasing blended cement. Your Company will be putting up a 1.3 Mn. Tonne grinding unit in Dadri, near New Delhi in North India at a cost of Rs.112 Crores.

Through the success of its strategic efforts, your Company is confident of sustaining profitable growth momentum and realising superior returns from this important business segment.

SPONGE IRON

	Unit	FY05	FY04	% Change
Installed Capacity	TPA	900,000	900,000	—
Production	Tonnes	780,341	687,272	14
Sales Volumes	Tonnes	772,799	676,921	14
Net Divisional Turnover	Rs. Crores	1,021.4	638.9	60
Average Realisation	Rs./Tonne	12,774	9,188	39
Operating Margins	%	38.2	39.8	—

Performance Review

The stellar performance from the Sponge Iron business continued to be marked by record high revenues, operating profits, cash flows and capital returns. The continued strong performance of the steel sector resulting in robust demand and firm global scrap prices buoyed this business. This was despite continued problems of gas shortage, overcome through increased use of Naphtha and Propane, the expensive alternative sources of feedstock.

Aggregate production grew by 14% from 687,272 tonnes to 780,341 tonnes in FY05, an average utilisation of 87% against 76% in FY04. Taking advantage of improved production and strong domestic demand, your Company's sales volumes increased to 772,799 tonnes in FY05.

The realisation improved by a strong 39% YoY to Rs.12,774 per tonne in FY05. Net turnover has gone up 60% from Rs.638.9 Crores to Rs.1,021.4 Crores, the highest levels achieved by the business so far.

Per tonne operating profits have gone up 34%, from Rs.3,756 per tonne to Rs.5,043 per tonne, in turn enabling the business clock its highest ever operating profit of Rs.389.7 Crores.

Sector Outlook

The immediate term outlook for the Sponge Iron business looks positive. The continuing strong growth in the Steel sector and stability in global scrap prices augur well for demand and prices. However steep increase in raw material prices may impact the margins. The longer term prospects will depend on the global steel scenario and domestic outlook.

Business outlook for Grasim

Our focus is on sweating assets optimally through further improvement in utilisation either by using alternative feed stocks or by securing alternative sources of gas, including Liquefied Natural Gas (LNG). Necessary steps to secure alternative sources of gas supplies are being taken already and a dialogue with LNG suppliers is on. Your Company expects gas availability to improve by end CY2006. This should aid in improving plant utilisation and offset the impact of any cyclical downturn in the steel sector. We are hopeful of maintaining profitability in this business.

TEXTILES

	Unit	FY05	FY04	% Change
Sales Volumes				
- Fabrics	Lac Meters	154	149	3
- Synthetic Yarn	MT	6,265	7,147	(12)
Average Realisation				
- Fabrics	Rs./Meter	104	101	3
- Synthetic Yarn	Rs./Kg.	121	115	5
Net Divisional Turnover	Rs. Crores	249.9	228.0	10
Operating Margins	%	4.8	5.9	—

Performance Review

Gaining from focused efforts to reorient the product mix, reposition brands and focus on the profitable niche segments, your Company has been able to improve fabric sales volumes in FY05 by 3%. It also resulted in better realisation, which is up 3% YoY. Higher captive demand has resulted in lower sales of synthetic yarn, which is down 12% to 6,265 tonnes. Business revenues have moved up 10% from Rs.228.0 Crores to Rs.249.9 Crores in FY05. Operating margins declined marginally from 5.9% in FY04 to 4.8% due to a steep rise in input costs, which could be passed on to customers only partially.

Business Outlook for Grasim

The textile industry is showing signs of improvement and should see export driven growth, leveraging benefits of quota abolition with the WTO and strategic strengths enjoyed by the country. Your Company's thrust will be on quality and increasing market share in the premium end towards enhancing profitability.

FINANCIAL REVIEW AND ANALYSIS

Highlights (Rs. in Crores)

	FY05	FY04	% Change
Gross Turnover	7,201.1	6,130.0	17
Net Turnover	6,229.3	5,213.2	19
Other Income	187.2	229.3	(18)
Total Expenditure	4,631.8	3,938.3	18
Operating Profit (PBIDT)	1,784.7	1,504.2	19
Interest	138.8	153.9	(10)
Gross Profit (PBDT)	1,645.9	1,350.3	22
Depreciation	284.6	273.1	4
Profit Before Exceptional Items and Tax	1,361.4	1,077.3	26
Gain on pre-payment of sales tax loan	34.4	—	—
Provision for diminution in value of investment and loans	(92.0)	—	—
Profit Before Tax	1,303.7	1,077.3	21
Total Tax Expenses	418.0	298.0	40
Net Profit	885.7	779.3	14
Net Profit before Diminution	**977.7**	**779.3**	**25**

NET TURNOVER

Net turnover at Rs.6,229.3 Crores grew by 19% in FY05, as explained under the Segmental Review and Analysis.

OTHER INCOME

Other income fell by 18% from Rs.229.3 Crores to Rs.187.2 Crores, due to lower dividend from mutual funds on reduction in surplus funds post the UltraTech acquisition and non receipt of dividend on L&T shares unlike last year.

OPERATING PROFIT (PBIDT)

The PBIDT was up by 19% to Rs.1,784.7 Crores as elaborated under Segmental Review and Analysis.

INTEREST

Interest and finance charges were lower by 10% from Rs.153.9 Crores in FY04 to Rs.138.8 Crores in FY05. Low cost foreign currency borrowings and repayment of high cost debts led to a reduction in interest charges.

DEPRECIATION

Depreciation charges at Rs.284.6 Crores in FY05 rose by 4% from Rs.273.1 Crores in FY04, following the net addition of Rs.192 Crores to the Gross Block.

EXCEPTIONAL ITEMS

During the year, the Company gained Rs.34.4 Crores on prepayment of sales tax loan.

As a matter of prudence, your Company has proactively provided for a permanent diminution in the value of its investment and loans given to its subsidiary company, Shree Digvijay Cement Company Limited during the year. Based on the independent valuation report, your Company has provided Rs.92 Crores as an exceptional item, which is a one time non-cash charge.

INCOME TAX

The provision for current tax increased by 55% from Rs.291.0 Crores in FY04 to Rs.451.0 Crores in FY05. Against deferred tax debit of Rs.7.0 Crores in FY04, there is a deferred tax credit of Rs.33.0 Crores in FY05 (including write back of Rs.39.1 Crores out of deferred tax of earlier years). The increase in total tax by 40% from Rs.298.0 Crores in previous year to Rs.418.0 Crores in FY05 is on account of higher profits during the year.

NET PROFIT

The Net profit after total taxes before diminution is higher by 25%, from Rs.779.3 Crores in FY04 to Rs.977.7 Crores in FY05. Earning Per Share before diminution rose from Rs.85.0 in FY04 to Rs.106.6 in FY05. Net Profit after total taxes and exceptional items is also up by 14% from Rs.779.3 Crores in FY04 to Rs.885.5 Crores in FY05.

CASH FLOW ANALYSIS

(Rs. in Crores)

	FY05
Sources of Cash	
Cash from Operations	1,255.1
Non-operating Cash flows	113.7
Decrease in Cash and Cash equivalent	140.8
	1,509.6
Uses of Cash	
Net Increase in Investments	700.1
Net Capital Expenditure	282.0
Decrease in Debts	27.7
Increase in Working Capital	204.7
Interest	150.1
Dividend	145.0
	1,509.6

Sources of Cash

Cash from operations

Cash from operations increased from Rs.1,119.8 in FY04 to Rs.1,255.1 Crores in FY05.

Non-Operating Cash Flow

Non-Operating Cash Flow, which includes dividend and interest income, has been lower due to reduction in surplus funds post UltraTech acquisition and non receipt of dividend on L&T shares unlike last year.

Uses of Cash

Net Increase in Investments

During the year, your Company invested an additional Rs.1043 Crores towards acquisition of UltraTech. Investments in Liquid and Debt Schemes of Mutual Funds were encashed to fund UltraTech acquisition.

Net Capital Expenditure

The major part of capex spent was on technology upgradation/normal modernisation in all the businesses and de-bottlenecking in VSF.

Decrease in Debts

During the year, high cost debentures amounting to Rs.209.3 Crores were repaid, which included Rs.135 Crores of debentures that were bought and extinguished. ECB loan of Rs.221.2 Crores (USD 50 million) was raised during the year. These funds were used for capital expenditure and long-term working capital requirements. Long-term debts increased by Rs.5.6 Crores. Short-term debts have been pared by Rs.67.7 Crores. The net decrease was Rs.62.1 Crores over the previous year. Net cash outflow was Rs.27.7 Crores after accounting for gain of Rs.34.4 Crores on prepayment of sales tax loan.

Increase in working capital

Working capital increased by Rs.204.7 Crores, mainly attributable to increase in inventories towards the year end.

Dividend

The Company has paid Rs.145.0 Crores as dividend including the corporate tax on dividend of Rs.16.8 Crores. For the current year, the Board has recommended a dividend of Rs.16 per share, entailing an outflow of Rs.167.3 Crores, including corporate tax on dividend of Rs.20.6 Crores. This accounts for 17.7% of net profit after total taxes before exceptional items for the year.

RISK MANAGEMNET

The Company is exposed to risks from market fluctuations of foreign exchange and interest rate.

Foreign Exchange Risk

Your Company's policy is to hedge its long-term foreign exchange risk as well as short-term exposures within the defined parameters. Currently, your Company has a long-term foreign exchange liability of Rs.465.7 Crores, which is fully hedged. The Company's aggregate exports stood at Rs.155.6 Crores and imports at Rs.704.1 Crores in FY05. As imports exceed exports, your Company has suitably hedged the differential short term exposure from time to time.

Interest Rate Risk

Your Company is exposed to interest rate fluctuations on its Rupee denominated borrowings. It uses a judicious mix of fixed and floating rate debts within the stipulated parameters. The Company continuously monitors its interest rate exposures and whenever required, uses derivative instruments to minimise interest rate risk and interest costs. In view of the continuous risk mitigating strategy adopted by the Company, it does not perceive interest rate risk as having any material impact on its profitability, at any point of time.

Commodity Price Risk

The Company is exposed to the risk of price fluctuation on raw materials as well as finished goods in all its products. These risks are not significant considering the inventory levels and normal correlation in the price of raw materials and finished goods.

INTERNAL CONTROL SYSTEM

The Company has appropriate internal control systems for business processes, with regard to efficiency of operations, financial reporting, compliance with applicable laws and regulations etc. Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. All operating parameters are monitored and controlled. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors actively reviews the adequacy and effectiveness of internal control systems and suggests improvement for strengthening them, from time to time.

CONCLUSION

To conclude, your Company has reported excellent performance leveraging strategic strengths and benefits of a modest improvement in the business environment. We see strong outlook on the back of stable VSF operations, better profitability at the Cement business and robust cash from the Sponge Iron business. The significant challenge however will be to unlock value from recent investments in UltraTech, performance of which is not very satisfactory. On the successful implementation of the strategic initiatives, we feel assured of improved efficiencies and profitability at UltraTech as well as realising synergies together with Grasim. We are confident of delivering superior value to our shareholders in continuum.

CAUTIONARY STATEMENT

Statement in this "Management Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts businesses and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent development, information or events or otherwise.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are a product of self desire, reflecting the culture of the trusteeship that is deeply ingrained in our value system and reflected in our strategic thought process. At a macro level, our governance philosophy rests on five basic tenets viz., Board accountability to the company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, ***Grasim Industries Limited,*** a flagship of the Aditya Birla Group, is striving for excellence through adoption of best governance and disclosure practices. During the year, the Company has further strengthened the quality of disclosures and has made disclosures on the Board composition and its functioning, remunerations paid and level of compliance with various Corporate Governance Codes.

Compliance with Corporate Governance Codes

Your Company is fully compliant with the recommendations of the prevailing and applicable Corporate Governance Codes and is committed to ensuring full compliance with any proposals for modifications, well ahead of their implementation timelines. Your Company's compliance with requirements are presented in the subsequent sections of the Report.

I. BOARD OF DIRECTORS

- ***Composition of the Board***

Name of Director	Executive / Non-Executive / Independent	No.of Outside Directorships Held		No. of Outside Committee Positions Held	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non-Executive	12	10	1	—
Mrs. Rajashree Birla	Non-Executive	6	10	—	—
Mr. M L Apte	Independent	8	3	5	—
Mr. B V Bhargava	Independent	9	—	5	4
Mr. R C Bhargava	Independent	11	2	6	5
Mr. Y P Gupta	Independent	6	—	3	2
Mr. Cyril Shroff	Independent	5	1	3	—
Mr. S G Subrahmanyan	Independent	2	—	1	—
Mr. S.B. Mathur[2]	Independent	8	1	1	1
Mr. Shailendra K Jain	Whole Time Director	4	—	—	—
Mr. D.D.Rathi[3]	Whole Time Director & CFO	7	2	2	—

1. *Independent director means a director defined as such under Clause 49 of the Listing Agreement.*
2. *Mr. S.B. Mathur appointed as Additional Director on the Board w.e.f. 28.01.2005.*
3. *Mr. D.D. Rathi appointed as Whole Time Director on the Board w.e.f. 01.08.2004.*

- ***Details of Board Meetings and Attendance***

The Board met 4 times during the past year and agenda papers were circulated well in advance of each meeting of the Board of Directors. The Company placed before the Board, the working of all units and statements containing the status of the various matters pursuant to Corporate Governance practices, as required by Clause 49 of the Stock Exchange Listing Agreement.

Date of Board Meeting	*City*	*No. of Directors Present*
28.04.2004	*Mumbai*	9 out of 10
28.07.2004	*Mumbai*	6 out of 9
28.10.2004	*Mumbai*	9 out of 10
28.01.2005	*Mumbai*	8 out of 11

- ***Details of Remuneration to Board of Directors and Attendance Record***

All decisions related to the remunerations of the Directors are decided by the Board of Directors of the Company in accordance with Shareholders approval, wherever necessary. Details of the remuneration paid to the Directors for the period under review are as follows:

A. *Non-Executive Directors:*

Name of Director	*Relationship with Other Directors, if any*	*Commission*	*Sitting Fees Paid #*	*No. of Board Meetings*		*Attended Last AGM @*
		(Rs.)	*(Rs.)*	*Held*	*Attended*	
Mr. Kumar Mangalam Birla	*Son of Mrs. Rajashree Birla*	1,07,76,000	20,000	4	4	No
Mrs. Rajashree Birla	*Mother of Mr. Kumar Mangalam Birla*	2,89,000	15,000	4	3	No
Mr. M L Apte	—	6,93,000	20,000	4	4	No
Mr. M C Bagrodia[3]	—	1,54,000	5,000	1	1	No
Mr. B V Bhargava	—	6,84,000	15,000	4	3	No
Mr. R C Bhargava	—	6,25,000	15,000	4	3	Yes
Mr. Y P Gupta	—	1,92,000	10,000	4	2	Yes
Mr. S B Mathur[4]	—	96,000	5,000	1	1	No
Mr. Cyril Shroff	—	1,54,000	5,000	4	1	No
Mr. S G Subrahmanyan	—	13,37,000	20,000	4	4	No

@ Annual General Meeting (AGM) held at the Registered Office at Nagda, Madhya Pradesh on 17th July, 2004

 # Sitting fees paid at the rate of Rs. 5,000/- per meeting of the Board

Notes:

1. No Director is related to any other Directors on the Board, except for Mr. Kumar Mangalam Birla and *Mrs. Rajashree Birla, who are Son & Mother respectively.*
2. *Grasim has a policy of not advancing any loans to its Directors, except to Executive Directors in the course of their normal employment.*
3. *Mr. M. C. Bagrodia expired on 6th July, 2004.*
4. *Mr. S.B. Mathur appointed as Additional Director on the Board w.e.f. 28.01.2005*

B. Whole-Time Directors:

Whole-time Director	Relation-ship with other Directors	Business relationship with the Company	Remuneration paid during 2004-2005				No. of Board Meetings		Attended Last AGM
			All elements of remuneration package, i.e. salary, benefits, bonus, pension, etc. paid during the year	Fixed component & performance linked incentives, along with performance criteria	Service Contracts, notice period, severance fee	Stock option details, if any	Held	Attended	
Mr. Shailendra K. Jain	—	Whole Time Director	Rs. 1,20,14,547	Refer Note (a)	Refer Note (b)	Refer Note (c)	4	4	Yes
Mr. D.D.Rathi*	—	Whole Time Director & CFO	Rs. 89,59,125	Refer Note (a)	Refer Note (b)	Refer Note (c)	2	2	Yes

* Mr. D.D. Rathi appointed as Whole Time Director on the Board w.e.f. 01.08.2004

a) Performance Bonus is linked to the achievement of targets to be decided by the Board.

i) Mr. Shailendra K. Jain was paid a sum of Rs 31,43,540/- for the current financial year and an additional sum of Rs. 6,44,771/- was paid towards Long Term Incentive Compensation pertaining to the previous year.

ii) Mr. D.D. Rathi was paid a sum of Rs 30,73,386/- for the current financial year and an additional sum of Rs. 3,87,781/- was paid towards Long Term Incentive Compensation pertaining to the previous year.

b) Their appointment is subject to termination by three months notice in writing on either side.

c) Grasim has a policy of not advancing any loans to its Directors, except to Executive Directors in the course of their normal employment.

d) The Company does not have any scheme for grant of stock options to its Directors or Employees.

II. BOARD COMMITTEES

- ***Audit Committee***

Your Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Clause 49 II (C) and (D) of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. The Audit Committee comprises of three Independent Directors as under:-

- Mr. B V Bhargava, Chairman
- Mr. R C Bhargava, Member
- Mr. M L Apte, Member

During the year under review, the Audit Committee of the Board met 4 times to deliberate on various matters and the details of attendance by the Committee Members are as follows:.

Name of Director	No. of Audit Committee Meetings	
	Held	Attended
Mr. B V Bhargava	4	4
Mr. R C Bhargava	4	4
Mr. M L Apte	4	4

Mr. D D Rathi, Whole Time Director & CFO is a permanent invitee and the Statutory as well as Internal Auditors of the Company are also invited to the Audit Committee Meetings.

Mr. Ashok Malu, Company Secretary, acts as the Secretary of the Committee.

- ***Shareholders Committee***

Your Company has a " Shareholders Grievance / Allotment & Transfer Committee" at the Board level to inter alia look into issues relating to Share/Debenture holders, including transfer and transmission of Shares/Debentures, issue of duplicate Share/Debenture certificates, non-receipt of dividend, Annual Report, etc. Officers of the Company have been authorized to approve transfer / transmission of shares. The Committee meets to ratify share transfers and approve transmission of shares and issue duplicate Share /Debenture certificates from time to time.

The composition of the Committee is as under:

- *Mr. Cyril Shroff, Chairman*
- *Mr. S G Subrahmanyan, Member*
- *Mr. Y P Gupta, Member*

The shares of the Company are traded on the stock exchanges only in the dematerialised form and are automatically transferred on delivery in the dematerialised form. As on 31st March 2005, 84.87% of shares are in the dematerialised form. In addition, to expedite the transfer of shares in the physical segment, Officers of the Company have been authorised to approve transfers of up to 5000 shares under one transfer deed and one Director jointly with 2 officers have been authorised to approve transfers of more than 5000 shares under one transfer deed.

Mr. Ashok Malu, Company Secretary, acts as Secretary to the Committee.

III. OTHER DISCLOSURES

- Details of related party transactions

  There are no material transactions with related parties that require separate disclosure. A comprehensive list of related party transactions as required by the Accounting Standard (AS) 18 issued by the Institute of Chartered Accountants of India, forms part of the Note No. 18 of Part B of Schedule 22 to the Accounts in the Annual Report

- Pecuniary relationship or transactions of the Non-Executive Directors

  There is no material transaction with any Non-Executive as well as Independent Directors of the Company that requires a separate disclosure

- Details on the use of proceeds from public issues, rights issues, preferential issues etc.

  No funds have been raised through issue of equity or debt in the form of public or rights or preferential issues during the year under review

- Details of information on appointment of new/ re-appointment of directors:

  A brief resume, nature of expertise in specific functional areas, names of companies in which the person already holds directorship and membership of committees of the Board and his shareholding in the Company forms part of the Notice of General Meeting, annexed to this Annual Report

- Details of non-compliance, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

  None

Means of communication

— Half-yearly report sent to each household of shareholders — Yes

— Quarterly results

- Which newspapers normally published in — Business Standard (All Editions)
The Economic Times (Mumbai)
Financial Express (Mumbai) &
Nai Dunia/ Dainik Bhaskar, Indore
- Any website, where displayed — www.grasim.com
www.adityabirla.com
- Whether it also displays official news releases — Yes

— Presentations made to investors/analysts: Are they available on the company website — Yes

— Whether MD&A forms part of the Annual Report — Yes

— Whether Corporate Governance report forms Part of the Annual Report — Yes

General Body Meetings

— Current AGM Date, time and venue : 9th July, 2005 at 11:30 a.m. at Registered Office, Birlagram, Nagda, MP

— Location and time, where last three AGMs held

Year	Type	Location	Date	Time
2001-2002	AGM	Registered Office, Birlagram, Nagda, MP	03.08.02	11.30 a.m.
2002-2003	AGM	Registered Office, Birlagram, Nagda, MP	02.08.03	11.30 a.m.
2003-2004	AGM	Registered Office, Birlagram, Nagda, MP	17.07.04	11.30 a.m.

— Postal Ballot

- Whether special resolutions were put through postal ballot last year — No
- Details of voting pattern — N.A
- Person who conducted the postal ballot exercise — N.A
- Are proposed to be conducted through postal ballot — N.A
- Procedure for postal ballot — N.A

NON-MANDATORY RECOMMENDATIONS

- ***Chairman's office:*** A non-executive Chairman should be entitled to maintain a Chairman's office at the company's expense and also allowed reimbursement of expenses incurred in performance of his duties.

  The Corporate Office of the Company supports the Chairman in discharging his responsibilities, as the Chairman does not have a separate office in the Company.

- ***Shareholder Rights:*** The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

  Your Company follows the practice of sending the "Half Yearly Performance Update" consisting of financial and operational performance to the shareholders after announcement of the half yearly results.

- ***Postal Ballot***: *For shareholders who are unable to attend the meetings, there should be a requirement which will enable them to vote by postal ballot for key decisions.*

  Your Company has not carried any resolutions through a postal ballot during the year and will adhere to all applicable laws in spirit in such an event even in the future.

SOCIAL REPORT

Even as we in India have made a mark on the globe as a reservoir of intellectual capital, as a nation we are grappling with quality of life challenges. More so in the hinterland where poverty continues to stalk nearly 26 crores of our rural populace. From independence to date, we have come a long way and we have to go long way as well. Regrettably our human development index is at an abysmally low - 127.

For over several decades, your Company has been engaged in community work, concentrating largely in the rural areas close to your Company's plants. Your Company's social projects are carried out under the umbrella of the "Aditya Birla Centre for Community Initiatives and Rural development", under the leadership of Mrs. Rajashree Birla, your Director. The Centre is the apex body. It provides the strategic direction for the Group's community work, ensuring performance management and measurement of the impact of its initiatives as well.

In working with the communities, we gauge what are their real needs. What we discovered is that people's first need is to have potable water, second - agriculture and ways of sustainable livelihood, third - health care facilities, fourth - education and fifth - infrastructural facilities. So these are our areas of focus. Within it, we have prioritized education and water projects.

For the year 2004-05 we have made significant progress, a summary of which is provided below.

Health care

- Conducted 616 medical camps at which over 85,000 villagers were medically examined and those who were afflicted treated for their ailments.
- 5,470 villagers were checked for their eye sight of which 1,232 senior citizens were provided with intra ocular lens and 552 were given spectacles for better sight.
- 206 patients diagnosed with tuberculosis were treated and cured.
- We put the smile back on the face of 196 children through cleft-lip surgery.
- 132 physically impaired persons were provided with artificial limbs fitment, while reconstructive surgery enabled 385 polio afflicted persons walk on their feet again.
- In collaboration with the Indian Red Cross Society, blood donation camps were organized at the various plants.
- 293 persons were provided with oral health care.
- AIDS awareness camps built greater awareness amongst hundreds of students.
- At the Company run hospitals at its various plants, over 2 lakhs of people are given medical care at extremely subsidized rates.

Mother and Child Care

- Immunized 48,904 children against polio and 1,500 children for Hepatitis B.
- 46,657 couples have taken to planned families. 1500 persons opted for family planning operations.

Education

- The drop out rate has lowered significantly. Over 1045 children between the ages of 3 to 6 have been enlisted in Balwadis run by your Company.
- 205 girls participated in a Residential Camp for college-going girls, focused on character building.
- 115 students enlisted in the Pragnya Shibirs.
- Merit Scholarships were earned by 302 students.
- Training programmes were organized for 660 school children.
- Training and capacity building was undertaken for 64 adult literacy trainers.
- The Bal Sanskar Kendras are growing and currently have 250 children.
- Midday meals are being provided to 6000 children in 35 schools in the interiors.

Sustainable livelihood

- Agriculture – Through farm-based programmes, farmer training, nursery raising, setting up of vermin-compost units, seed multiplication and intercropping, thousands of farmers benefited.
- Immunized 23,800 animals in 22 animal husbandry camps.
- As part of dairy development, 18 milk collection centers have been set up, benefiting 1,200 families.
- The Gokul Dairy project at Aditya Cement boasts of a total turnover of Rs.54 lacs since its inception accrued through the processing of 3,96,985 litres of milk.

- Water harvesting structures, such as hand-pumps installation, erecting check-dams, ponds, roof-water harvesting and digging wells support thousands of families.

Women Self-Help Groups

- Tailoring Training Centres specially catering to widows, single mothers, physically challenged, scheduled castes and other women from the weaker sections of the society, have enabled over 3,900 women eke a livelihood for themselves. Many of them have also been provided sewing machines at subsidized rates.
- 100 Self Help Groups have enabled the empowerment of nearly 600 women through skills- training and income generation.
- 20 women weavers are engaged in carpet weaving at the Carpet-making Centre in Rajasthan. What is most encouraging is the fact that these carpets are exported by a Jaipur Export House to the western world.
- Over 60 Sewing and Embroidery Training Centers benefit 1000 women. Other income generation activities, such as agarbati making, mushroom cultivation, blanket weaving, knitting and earthworm cultivation provide 800 women with sustainable livelihood.

Social Welfare

- At Harihar at a mass marriage programme 102 scheduled caste couples were united.
- 75 smokeless chulas have been provided.

Infrastructure

- Infrastructure development is supported by your Company through the construction and repair of approach roads, setting up troughs and drinking water structures, health centres and facilities for the under-served communities, including construction of low cost toiletries.
- Your Company has also begun training programmes in Panchayati Raj for the villagers to motivate them to participate more actively in the development of their villages.

Your Company treats its social projects with the same seriousness as its business projects. Your Company has a one year plan and a three year rolling plan, with milestones, timelines and measurement mechanisms. At the plant level the head of the plant is responsible for the Corporate Social Responsibility (CSR) activities. He and his team constantly apprise the Centre and the Business Director of the progress made.

In a sense, CSR at your Company is very much on the radar of the top management. Our Board and all of our employees are fully committed to the CSR programme. In our own small way, we are endeavouring to build a better, sustainable way of life for the weaker sections of the society, making a difference actually. In doing so, our endeavour is also to raise our country's human development index.

Cataract detection Camp at Nagda


नि:शुल्क नेत्र परीक्षण शिविर

Family Planning Camp at Nagda





Cultural Programme of Physically challenged Persons at Harihar



Tsunami Relief Work at Nagappatinam

ENVIRONMENT REPORT

As a business house, we are totally committed to sustainable development. Hence, building eco-efficiency in all of our operations and guarding natural resources come to us naturally. Your Company has a well-drawn out environmental management strategy in place. Environment concerns are textured into all manufacturing processes and business decisions. We subscribe to the United Nations Global Compact.

At all of our Company's Plants at Nagda, Jawad and Malanpur in Madhya Pradesh, Raipur in Chattisgarh, Bhiwani in Haryana, Kharia Khangar and Shambhupura in Rajasthan, Harihar and Malkhed in Karnataka, Kharach in Gujarat, Raigad (Salav) and Hotgi in Maharashtra, Bhatinda in Punjab and Reddipalayam in Tamil Nadu, we adopt clean technologies and processes that offer both economic progress and sustainable environment. Our plants, with the exception of Bhiwani Textiles Mills, are ISO 14001 Environment Management Systems Certified (EMA) and adhere to OHSAS 18001 standards.

To ensure your Company's plants on-going conformity to Environment management systems, auditing is an in-built process. So, we track our performance against detailed environmental metrics, engaging professional environmental Audit consultants. KPMG Peat Marwick, Det Norske Veritas, the State Pollution Control Board's certified auditors and Environmental Systems Auditors conduct an in-depth environmental audit on our plants. Their Audit Reports reconfirm the fact that we are environment sensitive.

Many accolades have been conferred on your Company for its singular contribution to environment conservation. A selective list is given below :

- Your Company's Staple Fibre Division at Nagda has been the recipient of :
  - The Stockholm Industry Water Award,
  - The CII Leadership in Excellence Award for Safety, Health and Environment,
  - The Greentech Gold Award for Outstanding Achievements in Safety Management,
- Your Company's Pulp Division at Harihar :
  - was named one of the top performers with a three-leaf rating in the Green Rating Award by the Centre for Science and Environment,
  - received a special award for the best performance in fibre sourcing towards raw material self-sufficiency through the promotion of farm and social forestry,
  - bagged the Greentech Environment Excellence Gold Award for Outstanding Achievement in Environment Management,
  - was also the recipient of the Golden Peacock Environment Management Award bestowed upon it by the World Environment Foundation,
- Your Company's Cement Division's accolades :
  - The Greentech Environment Excellence Gold Award
  - Chattisgarh State's "Sant Gahira Guru Parayavaran Puraskar" for Environment Management.

It would interest you to know that the Viscose Staple Fibre produced by your Company is OEKO-TEX-100 certified validating that the fibre is next to nature. It is certified by the British Textile Techno Group, Manchester, U.K., as totally devoid of any harmful substance.

Your Company has state-of-the-art automated industrial effluent treatment plants across its manufacturing units. The treated effluent, including treated sewage generated by the plants, is recycled for use in gardening and for irrigation. New ways to ensure energy conservation and productively use waste generated have been devised in the recent past. For instance, the incorporation of energy efficient devices and drives for fans, pumps, air compressors, vacuum filters and use of energy efficient motors and pumps have significantly lowered energy consumption and helped conserve natural resources, such as coal.

The installation of the new blow tank with a modified heat recovery system has considerably improved the process efficiency and environment.

Hydraulic tightening systems for Reject Viscose Filter Presses and continuous spinning tanks have helped reduce cleaning losses.

The fly-ash generated in the manufacturing process is utilized to make bricks which are used in the new constructions at Birla Cellulosic Plant.

Energy conservation and recycling waste productively continue to be a priority at your Company's Cement plants as well. A few examples are given below:

- Desilting of the mines water generated from strata seepage and re-cycling it for industrial cooling, spraying in the mines and plant for dust suppression.
- Fine iron particles generated in the slag grinding process are segregated from slag, and sold as scrap.
- Setting up of static grate cooler, which has led to energy saving of about 21 KCAL for every kilo of clinker.
- To prevent dust particles from being emitted in the environment, highly efficient pollution control equipment like, the reverse airbag house, the pulse jetbag house and Electrostatic Precipitators (ESP) have been installed at different sections of some of our plants. In other plants, the ESP control systems have been replaced with the latest Microprocessor Control Systems in the cement mills. The dust collected is then fully recycled into the system.
- The air-deck blasting technique enabled energy conservation in the mines.
- A six-stage pre-heater cyclone ensures optimal heat utilization and exchange heat during the calcinations process.

Your Company is increasingly using alternate fuels, such as pet coke which is a by-product of oil refineries and low grade lime stones, to save on natural resources.

Your Company's Sponge Iron Plant at Salav is based on the latest technology with in-built pollution environmental conservation systems. It barely generates liquid effluents as the bulk of the water goes into a re-circulation mechanism. The Supa Flow system ensures the separation of solids from the effluents. As natural gas is the prime source of energy and is free from sulphur, the few gases that are released from the stacks are non-polluting. In addition, dry bag filters and wet scrubbers ensure a dust free environment.

Apart from these measures, educating and sensitising our employees, contractors and customers on the importance of sustainable development is a process in continuum.

As our country is often faced with drought and severe water shortage, at many of the places where our plants are located, we have begun unique rainwater harvesting projects. These form not only a part of our Environment Management Systems, but also evolve out of our commitment to qualitatively better the lives of the communities in proximity to our plants.

Our Board and all of our colleagues across our plants are fully committed to sustainable development. We are all nature lovers. The green cover in and around our plants, with tens of thousands of trees swaying, is a reflection of our passionate respect for the environment.



Stockholm Industry Water Award



Biological Reactor at Nagda

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 9th July, 2005 at 11.30 a.m.
   - Venue : Grasim Staff Club
Registered Office,
Birlagram-456 331
Nagda, Madhya Pradesh (India)

2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2005 : End July, 2005
   - Financial reporting for the half year ending September 30, 2005 : End October, 2005
   - Financial reporting for the quarter ending December 31, 2005 : End January, 2006
   - Financial reporting for the year ending March 31, 2006 : End April, 2006
   - Annual General Meeting for the year ended March 31, 2006 : End July / August, 2006

3. Dates of Book Closure : 1st July, 2005 to 9th July, 2005 (Both days inclusive)

4. Dividend Payment Date : On or after 9th July, 2005

5. Registered Office & Share Department : Grasim Industries Limited
Share Department
Birlagram - 456 331
Nagda, Madhya Pradesh (India)
Tel: (07366) 246760-246766
Fax: (07366) 244114 / 246024
E-Mail: shares@adityabirla.com
Web: www.grasim.com / www.adityabirla.com

6. (a) Listing Details

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai-400 023 2. National Stock Exchange of India Ltd., "Exchange Plaza", Bandra-Kurla Complex Bandra (East), Mumbai 400 051	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Limited, "Exchange Plaza" Bandra-Kurla Complex Bandra (East), Mumbai 400051 Name and Address of Debenture Trustees: State Bank of India Securities & Services Division Mumbai Main Branch Mumbai Samachar Marg Mumbai - 400 023.

Note: i) Listing fees for the year 2005-06 has been paid to the Stock Exchange, Mumbai and the National Stock Exchange, Mumbai. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2005.

ii) During the year 2004-05, Madhya Pradesh and Calcutta Stock Exchanges have de-listed Company's shares pursuant to its Application for Voluntary Delisting made to them.

6. (b) Overseas Depository for GDRs

Citibank N.A
Depository Receipt Services
111, Wall Street, 20th Floor
NEW YORK, NY - 10005
Tel.: 001-212-6572026
Fax: 001-212-8252029

6. (c) Domestic Custodian of GDRs

Citi Bank N.A.
Custody Services,
Ramnord House,
77, Dr. Annie Besant Road, Worli
Mumbai 400 025
Tel.: 91-22-24975301
Fax: 91-22-24937620

7. Stock Code :

	Reuters	**Bloomberg**
Bombay Stock Exchange	GRAS.BO	GRASIM IN
National Stock Exchange	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRASq.L	GRDS LI

8. Stock Price Data

	The Stock Exchange, Mumbai				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (In Rs.)	Close	Avg. Vol (In Nos)	High	Low (In Rs.)	Close	Avg. Vol (In Nos)	High	Low (In US$)	Close
Apr-04	1260.0	1070.1	1236.3	95,136	1258.0	999.0	1236.9	237,974	27.8	25.3	27.7
May-04	1242.0	865.0	1048.6	126,048	1317.3	840.0	1047.2	345,192	27.4	20.2	22.6
Jun-04	1110.0	887.0	1011.5	118,152	1108.0	887.1	1010.6	383,146	24.0	19.7	21.5
Jul-04	1110.0	930.0	980.9	95,131	1063.0	929.0	980.8	273,497	23.0	20.4	21.2
Aug-04	1125.9	981.0	1117.8	101,198	1129.9	981.0	1118.1	280,937	24.2	21.3	24.2
Sep-04	1210.0	1046.0	1147.8	104,644	1210.1	1104.2	1147.7	307,470	26.4	24.1	25.3
Oct-04	1195.9	1072.5	1084.2	93,085	1195.5	1072.0	1086.2	291,413	26.3	24.1	24.1
Nov-04	1164.9	1039.5	1128.0	52,957	1164.9	1076.0	1128.2	207,005	25.8	24.1	25.8
Dec-04	1327.0	1119.0	1322.4	65,197	1327.0	1117.1	1322.7	190,051	30.2	25.8	30.2
Jan-05	1355.0	1215.0	1328.2	48,905	1356.0	1212.6	1329.7	166,755	30.7	28.7	30.2
Feb-05	1386.0	1312.0	1345.6	34,985	1388.0	1312.0	1346.9	120,715	32.0	30.2	31.2
Mar-05	1409.9	1180.0	1213.6	32,194	1404.0	1180.0	1214.5	106,487	32.7	27.8	28.1

9. Stock Performance

Stock Performance (Indexed)



140
130
120
110
100
90
80
70
60
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Grasim
Sensex

10. Stock Performance and Returns :

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**13.5**	**320.1**	**300.5**
BSE Sensex	16.1	87.1	29.8
NSE Nifty	14.9	80.2	33.2

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**13.5**	**61.4**	**32.0**
BSE Sensex	16.1	23.2	5.4
NSE Nifty	14.9	21.7	5.9

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer Registered with SEBI as Category II - Share Transfer Agent vide Registration No. INR 000003688

Share Department
Grasim Industries Limited
Birlagram 456331, Nagda, Madhya Pradesh
Tel: (07366) 246760-246766
(Extn. 5151 and 6556)
Fax: (07366) 244114/246024
E-Mail: shares@adityabirla.com

12. Share Transfer System :

Share transfers in physical form are registered and returned within a period of 10 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 5000 shares in physical form under one transfer deed. One Director jointly with two Officers have been authorized to approve the transfers exceeding 5000 shares under one transfer deed.

Transfer Period (in days)	2004-05			2003-04		
	No. of transfers	No. of shares	%	No. of transfers	No. of shares	%
1-15	5,322	988,111	94.9	12,261	450,600	88.4
16-20	249	9,525	0.9	985	40,253	7.9
21-30	931	43,592	4.2	487	19,040	3.7
Total	**6,502**	**1,041,228**	**100.0**	**13,733**	**509,893**	**100.0**

13. Investor Services :

Complaints received during the year

Nature of complaints	2004 – 05		2003 – 04	
	Received	Cleared	Received	Cleared
Relating to Transfer, Transmission, Dividend, Interest, Demat & Remat and Change of address, etc.	37	37	53	53

Legal proceedings on share transfer issues, if any : There are no major legal proceedings relating to transfer of shares.

14. Distribution of Shareholding as on 31st March:

No. of equity shares held	2005				2004			
	No. of share holders	% of share holders	No. of shares held	% share holding	No. of share holders	% of share holders	No. of shares held	% share holding
1-100	150,343	86.0	4,595,158	5.0	165,703	86.4	5,047,997	5.5
101-200	12,694	7.2	1,824,987	2.0	13,604	7.1	1,946,517	2.1
201-500	7,832	4.5	2,429,094	2.6	8,306	4.3	2,581,547	2.8
501-1000	2,257	1.3	1,584,767	1.7	2,391	1.2	1,673,529	1.8
1001-5000	1,248	0.7	2,446,215	2.7	1,306	0.7	2,574,714	2.9
5001-10000	142	0.1	1,057,148	1.2	136	0.1	1,017,535	1.1
10001 & above	315	0.2	77,734,728	84.8	324	0.2	76,829,394	83.8
Total	**174,831**	**100.0**	**91,672,097**	**100.0**	**191,770**	**100.0**	**91,671,233**	**100.0**

15. Categories of Shareholding as on 31st March:

Category	2005				2004			
	No. of share holders	% of share holders	No. of shares held	% share holding	No. of share holders	% of share holders	No. of shares held	% share holding
Promoters & PersonsActing in concert	34	0.0	20,131,026	21.9	37	0.0	20,110,407	21.9
Mutual Fund & UTI	152	0.1	6,031,641	6.6	171	0.1	10,512,031	11.5
Banks and FIs	231	0.1	11,882,154	13.0	243	0.1	10,658,650	11.6
FIIs	162	0.1	21,713,838	23.7	124	0.1	18,165,728	19.8
GDRs	1	0.0	11,345,201	12.4	1	0.0	10,048,262	11.0
Corporates	1,717	1.0	3,350,887	3.7	1,804	0.9	3,617,181	4.0
NRIs/OCBs	5,119	2.9	3,627,160	3.9	5,343	2.8	3,663,943	4.0
Indian Public	167,415	95.8	13,590,190	14.8	184,047	96.0	14,895,031	16.2
Total	**174,831**	**100.0**	**91,672,097**	**100.0**	**191,770**	**100.0**	**91,671,233**	**100.0**

16. Dematerialisation of Shares and Liquidity : 84.87% of outstanding equity (including 12.38 % of capital in the form of Global Depository Receipts) have been dematerialised as on 31st March, 2005. Trading in equity shares of the Company is permitted only in the dematerialised form with effect from 5th April 1999, as per notifications issued by SEBI

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDR/Warrants and Convertible Bonds : 1,13,45,201 GDRs (Previous Year 10,048,262) are outstanding as on 31st March 2005. Each GDR represents one underlying equity share. There are no warrants/ convertible bonds outstanding as at the year-end.

19. Plant Locations:

Fibre, Pulp & Chemical Plants

Staple Fibre Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel : (07366) 246760-246766
Fax : (07366) 244114 / 246024

Harihar Polyfibres & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123, Karnataka
Tel : (08373) 842637/39
Fax : (08373) 842465,842875

Birla Cellulosic
Birladham, Kharach,
Kosamba 394 120
Dist. Bharuch (Gujarat)
Tel : (02646) 270001/5
Fax : (02646) 270010,270310

Cement Plants

Vikram Cement
Dist. Neemuch,
Khor 458 470 (M.P.)
Tel : (07420) 230514, 230614
Fax : (07420) 235524

Aditya Cement
Adityapuram Sawa - Shambhupura
Dist. Chittorgarh,
Rajasthan 312 613
Tel : (01472) 2220192-97
Fax : (01472) 2220289

Grasim Cement
P.O. Grasim Vihar, Village: Rawan
Tehsil: Sigma, Dist. Raipur (M.P.)
Tel : (07726) 288217/20
Fax : (07726) 288215, 288209

Rajashree Cement
Aditya Nagar, Malkhed Road,
Gulbarga 585 292, Karnataka
Tel : (08441) 2687221-24
Fax : (08441) 2687225

Grasim Cement Division - South
P.O. Reddipalayam
Dist. Ariyalur 621 704, T.N.
Tel : (04329) 249240
Fax : (04329) 249253

Birla White
Rajashree Nagar, Bhopalgarh
Dist. Jodhpur Kharia Khangar 342 606 (Raj.)
Tel : (02920) 264223
Fax : (02920) 264225

Others Plants

Vikram Woollens
GH I to IV, Ghironghi, Malanpur
Dist. Bhind (M.P.) 477 117
Tel : (07539) 283602, 283603
Fax : (07539) 283339

Bhiwani Textile Mills/ Elegant Spinners
Birla Colony, Bhiwani 127 021
Haryana
Tel : (01664) 243126, 242577
Fax : (01664) 242575, 243717

Sponge Iron Division

Vikram Ispat
Salav, Dist. Raigad 402 202
Maharashtra
Tel : (02144) 260110 / 260119
Fax : (02144) 260104, 260122

20. Investor Correspondence:

Share Department related matters

Share Department
Grasim Industries Limited
Registered Office: Birlagram 456 331, Nagda (M.P.)
Tel: (07366) 246760-246766 - Extn. 5151 and 6556
Fax: (07366) 244114/246024
E-Mail: shares@adityabirla.com

Company Secretary

Ashok Malu
Grasim Industries Limited
Corporate Finance Division
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K.Ahire Marg, Worli, Mumbai 400 030
Tel: (022) 5652 5000/2499 5000
Fax: (022) 5652 5114/2499 5114
E-Mail: ashokmalu@adityabirla.com

21. Per Share Data:

	2004-05	2003-04	2002-03	2001-02	2000-01
Net Earning (Rs. Crs.) @	943.4	779.3	536.2	359.2	359.5
Cash Earning (Rs. Crs.) @	1194.9	1059.3	775.3	662.4	611.4
EPS (Rs) @	102.9	85.0	58.5	39.2	39.2
EPS Growth (%)	21.1	45.3	49.3	--	54.2
CEPS (Rs.) @	130.3	115.5	84.6	72.2	66.7
Dividend Per Share (Rs.)	16.0	14.0	10.0	9.0	8.0
Dividend Payout (%)	17.7	18.6	19.3	23.0	22.5
Book Value Per Share (Rs.)	472.0	393.2	324.0	295.2	271.2
Price to Earning*	11.8	12.6	5.7	7.4	6.4
Price to Cash Earnings*	9.3	9.3	3.9	4.0	3.7
Price to Book Value*	2.6	2.7	1.0	1.0	0.9

* *Based on Stock Price as on 31st March*

@ *Before exceptional items*

Prior to FY01, Reserves & Surplus includes Deferred Tax balance

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Unpaid/Unclaimed Dividends

1. In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj, Gwalior 474 009 (M.P.) by submitting an application in the prescribed form.
2. Shareholders who have not yet en-cashed their dividend warrants for the years 1997-98 to 2003-04 may approach the Share Department of the Company for revalidation / issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers.
3. Pursuant to Sections 205A & 205C of the Companies Act, 1956, unclaimed equity dividend for the financial year ended 31st March, 1997 has been transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government. No claim shall lie from IEPF by the Shareholders.
4. Shareholders are advised that dividends for the financial year ended 31st March,1998 onwards which remains unpaid / unclaimed over a period of 7 years is to be transferred by the Company to IEPF. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members.

ECS Facility

Company is providing facility of "Electronic Clearing Service" (ECS) for payment of dividend to shareholders residing in selected cities (having RBI ECS Centres). Shareholders are requested to provide details of their bank account for availing ECS facility in the form attached. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the ECS facility may provide their mandate to the Company in writing, in the form attached with the AGM Notice.

Share Transfer / Dematerialisation

1. Share transfer requests are acted upon within 10 days from the date of their receipt at the Share Department. In case no response is received from the Company within 35 days of lodgement of transfer request, the lodger should immediately write to the Share Department of the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss / interception during postal transit.

2. Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of their receipt at the Share Department of the Company.

3. Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

Correspondence with the Company

Shareholders / Beneficial Owners are requested to quote their Folio No. / DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company **should be addressed to the Share Department of the Company at the Registered Office at Birlagram, Nagda (456 331) and not to any other office(s) of the Company.**

Non-Resident Shareholders

Non-resident members are requested to immediately notify :-

- Indian address for sending all communications, if not provided so far;
- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

Others

1. In terms of the Regulations of NSDL & CDSL, the Bank Account details of Beneficial Owners of Shares in demat form will be printed on the dividend warrants as furnished by the Depository Participants. The Company will not entertain any request for change of bank details printed on their dividend warrants. In case of any changes in your bank details please inform to your DP now / immediately.

2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address / Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.

3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.

4. In case of loss / misplacement of shares, investors should immediately lodge a FIR / Complaint with the Police and inform the Company along with original or certified copy of FIR / Acknowledged copy of Police complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

7. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form which can be obtained from the Share Department of the Company or send your request for the said Form on email on shares@adityabirla.com.

9. Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the 58th Annual Report and Audited Accounts of the Company for the year ended 31st March 2005.

FINANCIAL RESULTS

(Rs. in crores)

	2004-2005	2003-2004
Gross Turnover	**7201.1**	6130.0
Gross Profit	**1645.9**	1350.3
Less : Depreciation	**284.5**	273.0
Profit before exceptional items and tax expenses	**1361.4**	1077.3
Exceptional Items		
Surplus on prepayment of sales tax loans	**34.3**	—
Profit before Tax and Diminution	**1395.7**	1077.3
Provision for permanent diminution in the value of investments and loans	**(92.0)**	—
Profit before Tax	**1303.7**	1077.3
Tax Expenses	**(418.0)**	(298.0)
Profit after Tax	**885.7**	779.3
Add:		
Debenture Redemption Reserve written back	**6.9**	42.0
Investment Allowance Reserve written back	**0.1**	8.3
Balance brought forward from Previous Year	**790.2**	955.4
Surplus available for Appropriation	**1682.9**	1785.0
Appropriation :		
General Reserve	**700.0**	850.0
Proposed Dividend	**146.7**	128.3
Corporate Tax on Dividend	**20.9**	16.5
Balance transferred to Balance Sheet	**815.3**	790.2
	1682.9	1785.0

Your Company has posted a commendable performance for the year ended 31st March, 2005. Turnover, Gross Profit and Net Profit have been, indeed, impressive.

Capacity utilisation, optimizing efficiencies and aggressive marketing of value-added products have taken your Company to this peak performance. All of your Company's businesses have given gratifying results.

The VSF business' performance has been noteworthy. Production at 247,952 tons was a significant 12% higher over that of the previous year. Sales volumes rose marginally due to the increased availability of cotton during the year. Realisations grew by 9% at Rs.79,008 per ton, in line with the international trend, leading to higher operating profits.

The Grey Cement business operated on a higher capacity utilization of 95% as against 92% in the last year. Higher volumes and better realisation enabled the business put up an improved performance. Production at 12.44 Mn. tons was up by 5% over the last year. Sales volumes grew by 6%, while realisation grew by 9%. Operating profits were higher despite a steep increase in fuel and energy costs.

The Sponge Iron business' performance has been exemplary. Capacity utilization was at an all time high at 87%. Realisations surged by 39% to Rs.12,774 per MT, driven by international scrap prices and strong domestic demand. Production and Sales volumes amplified by 14% over the last year.

The Chemical Business recorded a significant improvement over the previous year. Capacity utilization was marginally higher at 85% and sales volumes were up by 4%. Realization escalated by 15% to Rs.18,836 per MT.

As a result of the consolidation of operations and gains from economies of scale, Textile Business could generate operating profits.

An unrelenting thrust on operational efficiencies through de-bottlenecking, plant up-gradation, energy reduction and modernization processes has resulted in bolstering productivity.

DIVIDEND

Your Board has recommended a dividend of Rs.16 per share (last year: Rs.14), and seeks your approval for the same. The total outgo of the dividend to be paid to the shareholders will be Rs.167.3 crores (inclusive of Corporate Tax on Dividend @ 14.025%) as against Rs.145.1 crores paid in the previous year.

DEBENTURES AND TERM LOAN

Your Company has raised long term Foreign Currency loans aggregating USD 50 million (Rs.221 crores) and Rupee loan of Rs.30 crores. The funds were utilized to meet the requirements of capital expenditure and for general corporate purposes.

Your Company has repaid debentures aggregating Rs.74 crores. Your Company repurchased its own debentures aggregating Rs.135 crores, and these have been extinguished in the books.

RESEARCH AND DEVELOPMENT

To foster technical excellence and to maintain its leadership position through development of value added products, your Company continues to accord a high priority to R&D.

Your Company's Staple Fibre Division in close collaboration with Birla Research Institute for Applied Sciences, has successfully brought in-house technologies for production of new man-made Cellulosic fibre variants. Apart from high performance Viscose Staple Fibre (Viscose Plus), High Wet Modulus Fibre (Modal) and the new generation Solvent-spun fibre, developed earlier, the Institute has developed the process technology for Flame Retardant Fibre. Your Company has begun the construction of a 10 TPD commercial plant for this latest generation solvent – spun fibre, based entirely on in-house technology.

Significant investments have been made at your Company's R&D Centre at Vikram Cement to strengthen its activities in Cement and Cement making Materials, Product and Process Development, Simulation and Modeling Research in both Cement and Concrete. Additionally, the R&D Centre is working on joint research programmes with VDZ (the German Cement Works Association), Penn State University in the US, IIT Mumbai and the National Council of Cement and Building Materials (NCBM).These collaborations provide your Company with access to the cumulative know-how and data bank of these world renowned institutions. The activities of the R&D Centre foster consistent quality across various plants and elevate your Company's products to benchmarkable quality standards. Work is also in progress on the utilization of marginal grade lime stone for value added cement making by appropriately designing the molecular structure and the process conditions. The search for alternative sources of raw material additives and commercialization of various alternative fuels is on as well.

HUMAN RESOURCES

Our focus on people continues unrelentingly. Systems and practices relating to the people dimension ensure that the growth of people keeps pace with the growth of your Company's businesses. Purposeful career paths are chalked out for employees in different job bands, depending on their performance and competence level.

At Gyanadoya, the Aditya Birla Institute of Management Learning, your Company's managers learning processes are fast forwarded through their exposure to some of the best minds in the world. In 72 programmes conducted last year, Professors from Kellogg Business School, IIM-Bangalore, IIM-Calcutta, MDI-Gurgaon, management and leadership experts from HAY Consultants, Singapore, and Whitehead Mann, U.K., formed a part of the distinguished faculty that your Company's managers were privileged to learn from. These training programmes in a sense, our window to the world infuse in the managers new knowledge and new attitudes.

The e-learning portal is increasingly becoming a tool for self-learning at different levels in your Company.

During the year, the Organisational Health Survey, which is the barometer of happiness at work index in the Group, was conducted. The results have been encouraging and confirm that we are by and large on the right track as far as people processes and systems are concerned.

CORPORATE GOVERNANCE

Your Company fully prescribes to the standards set out by the Securities And Exchange Board of India's Corporate Governance practices and has implemented all of its stipulations. The Company's Statutory Auditors' Certificate dated 29th April, 2005 in terms of Clause 49 of the Stock Exchange Listing Agreement is annexed to and forms part of the Directors' Report.

As stipulated in Section 217(2AA) of Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm that:-

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period ;

iii) the directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

The Statement pursuant to Section 212 of the Companies Act, 1956 containing the details of the Company's subsidiaries is attached.

The Company has made an application to the Central Government for seeking exemption u/s 212(8) of the Companies Act, 1956 from attaching the copy of the Balance Sheet, Profit & Loss Account, Reports of the Board and the Auditors of all the Subsidiary Companies, which will not be attached with the financial statements of your Company if the approval is granted. However, the related detailed information of the Annual Accounts of the Subsidiary Companies will be made available to the Holding and Subsidiary Companies' investors seeking such information at any point of time. The Annual Accounts of the Subsidiary Companies will also be kept for inspection by any investors at the Registered Office of the Company and that of the Subsidiary Companies concerned.

In line with the Accounting Standard 21 (AS 21) relating to Consolidated Financial Statements and Accounting Standard 27 (AS 27) relating to Financial Reporting of Interests in Joint Ventures, the Consolidated Financial Statements comprise the financial statements of your Company, its Subsidiary Companies and Joint Ventures, namely, Idea Cellular Limited, TANFAC Industries Limited as on 31st March, 2005 and in respect of AV Cell Inc., Canada, as on 25th September, 2004.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, required under Section 217(2A) of the Companies Act, 1956, are given as an Annexure to this report.

Additional information on conservation of energy, technology absorption and foreign exchange earnings and outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956 is set out in a separate statement, attached to this report and forms part of it.

DIRECTORS

Mr. D.D. Rathi was appointed as a Whole Time Director of the Company for a period of 3 years from 1st August, 2004 to 31st July, 2007.

Mr. S.B. Mathur was appointed as an Additional Director and holds office until the ensuing Annual General Meeting. The Company has received a Notice from a member under Section 257 of the Companies Act, 1956, proposing his appointment as a Director of the Company.

Mrs. Rajashree Birla, Mr. B.V. Bhargava and Mr. S.G. Subrahmanyan retire from office by rotation and being eligible, offer themselves for reappointment. A brief resume, expertise and details of other directorships of these Directors are attached along with the Notice of the ensuing Annual General Meeting.

AUDITORS

At the Annual General Meeting of the Company held on 17th July, 2004, M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai and M/s. Lodha & Co., Chartered Accountants, New Delhi, were re-appointed as the Joint Statutory Auditors of the Company to hold office from the conclusion of that meeting until the conclusion of the ensuing Annual General Meeting of the Company. At the same meeting, M/s. Lodha & Co., Chartered Accountants, Mumbai, were re-appointed as the Branch Auditors of Rajashree Cement and White Cement Divisions of the Company. M/s. Lodha & Co., New Delhi and Mumbai, had tendered their respective resignations on 2nd and 3rd November, 2004. Accordingly, the Board had authorized M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai, the surviving Joint Statutory Auditor to do the Company's and the said Divisions' audit for the year ended 31st March, 2005.

The Board, on the recommendation of the Audit Committee, has proposed that M/s. G.P. Kapadia & Co., be re-appointed as the Statutory Auditors of the Company and to hold office till the conclusion of the next Annual General Meeting of the Company. M/s. G.P. Kapadia & Co., has forwarded their certificate to the Company, stating that their re-appointment, if made, will be within the limit specified in that behalf in Sub-section 1(b) of Section 224 of the Companies Act, 1956.

The Board, on the recommendation of the Audit Committee, has proposed that M/s. A. F. Ferguson & Co., Chartered Accountants, Mumbai, be appointed as the Branch Auditors of the Cement Business of the Company interalia including all manufacturing plants of grey cement and white cement plant, all marketing zones, Terminals and Ready Mix Concrete Units and to hold office till the conclusion of the next Annual General Meeting of the Company. The Board has also recommended that M/s. Vidyarthi & Sons, Chartered Accountants, Gwalior may be re-appointed as the Branch Auditor of Vikram Woollens Division of the Company.

Your Directors request you to appoint the auditors for the current year and fix their remuneration.

COST AUDITORS

In pursuance of Section 233-B of the Companies Act, 1956, the Board has appointed M/s R. Nanabhoy & Co., Mumbai, M/s R.J. Goel & Co., Delhi, M/s K.G. Goel & Co., Jaipur and M/s N.D. Birla & Co., Ahmedabad as the Cost Auditors to conduct the Cost Audit of Pulp & Fibre, Caustic Soda, Cotton Textile and Cement for the year 2005, subject to the approval of the Central Government.

DELISTING OF EQUITY SHARES

In accordance with the approval granted by the shareholders, the Company has got its equity shares delisted from the Stock Exchanges at Indore and Kolkata. The Company's equity shares shall continue to be listed on The Stock Exchange, Mumbai (BSE) and the National Stock Exchange of India Ltd. (NSE), which have nationwide trading reach.

APPRECIATION

Your Directors wish to place on record their appreciation of the dedication and commitment of your Company's employees to the growth of your Company during a challenging year. Their unstinted support has been and continues to be integral to your Company's ongoing success.

Your Directors wish to thank the Central and State Governments, banks, financial institutions, shareholders and business associates for their continued co-operation and support.

For and on behalf of the Board



KUMAR MANGALAM BIRLA
Chairman

Mumbai, 29th April, 2005

ANNEXURE TO THE DIRECTORS' REPORT

Information under Section 217(1) (e) of the Companies Act, 1956 read with Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors Rule, 1988 and forming part of the Directors' Report for the year ending 31st March, 2005

A CONSERVATION OF ENERGY

a) **Energy Conservation measures taken**

The Company is engaged in the continuous process of further energy conservation through improved operational and maintenance practices:

i) **Viscose Staple Fibre Units**

- Installation of Energy Efficient Screw Compressors in place of Reciprocating compressors
- Installation of Energy Efficient Pumps in place of low efficiency pumps
- Adoption of Variable Frequency Drive for :
  - Maturing Drum Jacket water Circulation Pumps
  - Chilled Water Pumps
  - Air Washer Fan
  - Primary Condenser Cooling tower pump in CS2 Plant
- New 5.2 MW Extraction cum Back Presurre Turbine for Energy Centres in place of Pressure Reducing & De-superheating Station for efficient utilization of thermal energy.
- Anti Friction Corro-coating on Cooling Tower circulating water pumps in Energy Centres.
- Recovery of Flash steam coming out from common condensate tank in CS2 plant
- Replacement of Deaerator Cooling Tower with jet Type Fanless Cooling Tower in Viscose
- Replacement of horizontal Multistage Pumps by energy efficent Vertical multistage Pumps for Boiler Feed Water in Shuphric Acid Plant.

ii) **Pulp Units**

- Process modification to convert liquor phase cooking to vapour phase cooking in digesters
- Improvement at Pulp drying by controls & instrumentation and installing higher HP motor for screw press
- Energy efficient screw press and screen in the effuent dewatering system to conserve electrical energy
- Energy conservation in white liquor supply system at causticizing by installing variable frequency drive

iii) **Cement Units**

- Pipe conveyor for cement mill transport
- Coal mill classifier up-gradation
- Retrofit of grate cooler by CIS-MFR system
- Expert control system for optimization of cement mill operations
- Close circuting of cement mill
- Grid synchronization & vaccum circuit braker panels & isolators
- Installation of frequency converter & variable frequency drives
- Optimisations of ESP voltage
- Modification in clinker handling bag filter purging operation
- Removal of venturi from raw mill fan inlet duct and coal mill fan inlet duct
- Motorised slide gate at PH fan inlet

b) **Additional investment and proposals, if any, being implemented for reduction of consumption of energy:**

i) **Viscose Staple Fibre Units**

- Adoption of one more Triple effect Anhyrous evaporator by replacing existing two double effect evaporators.
- Bigger capacity Top Feed Filter in Recovery
- Elemination of Blender Transfer Pumps in Viscoses
- Adoption of Acid Absorption Crystaliser in place of steam based Crystaliser
- Installation of lower capacity Water Pump for Acid Coling PHE's in Acid Plant.
- Utilization of heat in Sodium Sulphate dryer condensate by flashing it in Anhydrous evaporator heater.
- Modification of NFL Handling System

ii) **Pulp Units**

- Energy efficient lime kiln to reduce furnace oil consumption
- Re-use of digester pre heater condensate as recovery boiler feed water
- Recovery boiler air heater modification
- Higher efficiency dillution tank liquor pump to conserve electrical energy
- Diffuser for cooling towers.

iii) **Cement Units**

- Coal Mill classifier up-gradation
- Installation of Polycom choke feed hopper alongwith V-separator system in Cement Mill
- Coal washery for coal up-gradation
- Installation of Cooler vent fan impeller
- Installation of dynamic classifier
- Fugitive emission control system to TPP post screen
- Installation of HAG bypass duct for utilization of cooler gases

c) **Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:**

The above measures have resulted in energy saving and consequent reduction in cost of production.

d) **Total Energy Consumption and Energy Consumption per Unit of Production:**

As per Form "A" attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption in Form "B"

RESEARCH & DEVELOPMENT (R&D)
FORM "B"

1 **Specific areas in which R&D carried out by the Company:**

Cement Units

- Increased use of Fly ash content in PPC without effecting quality.
- Increased use of slag content in PSC without effecting quality.
- Developing a numerical model to predict concrete performance.

Fibre Units

- In house technologies for production of new man-made cellulosic Fibre Variants.
- Developed the process technology for Flame Retardant Fibre

2 **Future Plan of Action**

Cement

- Utilisation of marginal grade limestone for application specific cement by appropriately designing the raw mix and process conditions / use of alternative raw mix additives / commercialisation of various alternative fuels.

Fibre

- Downstream textile value chain related R&D activities to assist Indian Textile Industry for innovative designs & products at the newly commissioned State-of-art "Textile Research & Development Centre" at Kharach (Gujarat).

3 **Expenditure on R & D**

In addition to expenditure on in-house Research & Development which are shown under respective heads of expenditure in the Profit & Loss Account, **Rs. 103 lacs** are shown under Research & Development expenses which includes amount paid to various Research Institutes for carrying out Research and Development work related to Company's products.

4 **Technology Absorption, Adoption and Innovation**

The latest technology adopted for improving productivity and product quality and reducing consumption of scarce raw material and fuels.

Information regarding technology imported during the last five years. : Nil

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on Foreign Exchange earnings and outgo is contained in Schedule 23 (4) and (5) of accounts. The Company is exporting

Viscose Staple Fibre, Chemicals, Cement, Textiles and Sophisticated Plant & Machinery of non-traditional nature

FORM 'A'

Total Energy Consumption and Energy Consumption per unit of Production

(A) POWER & FUEL CONSUMPTION

		Unit	Current Year	Previous Year
1.	**Electricity**			
	a) Purchased - Unit	'000	349830	374764
	Total amount	Rs in lacs	15016.30	15662.95
	Rate per Unit	Rs./Unit	4.29	4.18
	b) Own Generation			
	I) Through Diesel Generator - Unit	'000	328460	352814
	Unit per Liter of Diesel Oil	Units/Ltr.	3.93	3.89
	Cost / Unit	Rs./Unit	3.91	3.54
	II) Through Stem Turbine - Units	'000	1218424	1160026
	Units per Kg. Of Steam	Co-generation of Steam & Power		
	Cost / Unit	Rs./Unit	2.33	2.17
	(Cost of fuel and duties only)			
2.	**Coal (Slack, Steam & ROM including Lignite Coal & other Alternative Fuel)**			
	For Co-generation of Steam & Power	Tonne	1580407	1346818
	For Process in Cement Plants	Tonne	1392901	1424572
	Total amount	Rs in lacs	69130.58	58631.57
	Average rate	Rs./Tonne	2325.04	2115.60
3.	**Furnace Oil (Including LSHS)**			
	Quantity	K. Ltrs.	90254	101890
	Total amount	Rs in lacs	10473.30	11085.67
	Average rate	Rs./K. Ltrs.	11604	10880
4.	**Light Diesel Oil (LDO)**			
	Quantity	K. Ltrs.	1454	2069
	Total amount	Rs in lacs	304.48	330.62
	Average rate	Rs./K. Ltrs.	20938	15980
5.	**High Speed Diesel Oil (HSD)**			
	Quantity	K. Ltrs.	809	1030
	Total amount	Rs in lacs	188.49	188.67
	Average rate	Rs./K. Ltrs.	23288	18325
6.	**Internal Generation**			
	Steam			
	a) From Chemical Recovery Boiler in Rayon Pulp plants			
	Quantity	Tonne	506676	454114
	Total Cost	Rs in lacs	43.18	39.72
	Rate/Unit	Rs./Tonne	8.52	8.75
	(Cost of Oil used for firing support in Boiler)			
	b) From Waste Heat Boiler in Sulphuric Acid Plants:			
	Quantity	Tonne	189957	239468
	Total Cost	Rs in lacs	N.A.	N.A.
	Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION :

Name of the Product	Unit	Electricity units Current Year	Electricity units Previous Year	Furnace Oil (Kg.) Current Year	Furnace Oil (Kg.) Previous Year	Coal (Kg.) Current Year	Coal (Kg.) Previous Year	Steam (Tonne) Current Year	Steam (Tonne) Previous Year
1. Viscose Staple Fibre (incl. for intermediate & by products)									
Standard	Per Tonne	1,500.00	1,500.00	—	—	—	—	12.50	12.50
Actual	Per Tonne	1,167.98	1,139.71	—	—	—	—	8.97	8.50
2. Caustic Soda (For Cell House only)									
a. Mercury Plant									
Standard	Per Tonne	3,400.00	3,400.00	—	—	—	—	—	—
Actual	Per Tonne	2,835.00	2,880.00	—	—	—	—	—	—
a. Membrane Cell Plant									
Standard	Per Tonne	2,400.00	2,400.00	—	—	—	—	—	—
Actual	Per Tonne	2,261.00	2,216.00	—	—	—	—	—	—
3. Cement									
Grey									
Standard	Per Tonne	120.00	120.00	—	—	220.00	220.00	—	—
Actual	Per Tonne	83.20	85.28	—	—	127.10	135.70	—	—
White									
Actual	Per Tonne	113.87	121.26	—	—	—	—	—	—
4. Textiles									
Actual									
Yarn	Per 100 Kg.	561.62	576.74	—	—	—	—	0.18	0.16
Fibre Dyeing	Per 100 Kg.	—	—	—	—	—	—	0.42	0.38
Cloth	Per 100 Kg.	487.45	461.72	—	—	—	—	1.09	0.89
5. Stable Bleaching Powder (SBP)									
Standard	Per Tonne	230.00	230.00	—	—	—	—	0.28	0.28
Actual	Per Tonne	130.00	120.00	—	—	—	—	0.17	0.14
6. Poly Aluminium Chloride									
Standard	Per Tonne	75.00	75.00	—	—	—	—	0.33	0.33
Actual	Per Tonne	56.00	63.00	—	—	—	—	0.28	0.22
7. Chlorosulphonic Acid									
Standard	Per Tonne	125.00	125.00	—	—	—	—	0.33	0.33
Actual	Per Tonne	111.00	113.00	—	—	—	—	0.09	0.15

Note : Form 'A' is not applicable to Sponge Iron Division

AUDITORS' REPORT

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have audited the attached Balance Sheet of GRASIM INDUSTRIESD LIMITED, as at 31st March, 2005 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

b) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books. Proper returns adequate for the purpose of our audit have been received from the branches not visited by us;

c) The reports on the accounts of the Branches audited by other Auditors, have been forwarded to us and have been appropriately dealt by us in preparing our report;

d) The Balance Sheet, Profit and Loss Account and Cash Flow Statement referred to in this report are in agreement with the books of account and with the audited returns from the branches;

e) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Sub section 3C of Section 211 of the Companies Act, 1956;

f) On the basis of written representations received from the directors of the Company and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2005 from being appointed as a director in terms of clause (g) of sub section (1) of Section 274 of the Companies Act, 1956;

g) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon as appearing in Schedule of Accounting Policies and Notes on Accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2005;

   ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

   iii) in the case of Cash Flow Statement, of the Cash Flows for the year ended on that date.

As required by the Companies (Auditors' Report) Order, 2003 ("the Order") issued by the Central Government of India in terms of Sub-section 4A of Section 227 of the Companies Act, 1956, on the matters specified in paragraphs 4 and 5 of the said order, we further report that:

1 (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) Fixed Assets have been physically verified by the management according to the regular programme of periodical verification in phased manner which in our opinion is reasonable having regard to the size of the company and the nature of its fixed assets. The discrepancies noticed on such physical verification were not material.

(c) No substantial part of fixed assets has been disposed off during the year, which has bearing on the going concern assumption.

2. (a) The inventory of the Company at all its locations (except stocks lying with third parties and in transit, confirmation/subsequent receipt have been obtained in respect of such inventory) have been physically verified by the management at reasonable intervals.

   (b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company is maintaining proper records of inventory. The discrepancies noticed on such physical verification of inventory as compared to book records were not material.

3. The Company has neither granted nor taken any loans, secured or unsecured to and from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, the clauses 4(iii)(b) to (d) of the Order are not applicable.

4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of goods. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control.

5. In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register maintained under Section 301 of the Companies Act, 1956. Accordingly, the clause 4(v)(b) of the Order is not applicable.

6. In our opinion and according to the information and explanations given to us, the Company has complied with the directives issued by the Reserve Bank of India and the provisions of Section 58A and Section 58AA of the Companies Act, 1956 and the rules framed there under with regard to deposits accepted from the public. No order has been passed by Company Law Board in this regard.

7. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of the Company's products to which the said rules are made applicable and are of the opinion that prima facie the prescribed records have been made and maintained. We have, however, not made a detailed examination of the said records with a view to determine whether they are accurate or complete.

9. (a) In our opinion and according to the information and explanations given to us, undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales tax, Wealth tax, Custom duty, Excise duty, Cess and any other statutory dues have been regularly deposited in time during the year with the appropriate authorities and there are no undisputed statutory dues payable for a period of more than six months from the date they became payable as at 31st March, 2005.

   (b) (i) In our opinion and according to the information and explanations given to us, there are no dues in respect of Income tax and Wealth tax and Service tax that have not been deposited on account of any dispute.

(ii) In our opinion and according to the information and explanations given to us, the dues in respect of Sales tax, Custom duty, Excise duty, Service tax, cess that have not been deposited with the appropriate authorities on account of dispute and the forum where the dispute is pending are given below:-

Name of the Statute	Nature of dispute	Amount (Rs. in Crs.)	Period	Forum where dispute is pending
Central Sales Tax Act & Local Sales Tax Act	Non submission of declaration forms, Special entry tax Disallowance of set off claimed, Classification dispute, rate dispute, disallowance of credit notes and and rebates and other dues	22.71	1988-89 to 2004-05	Assessing Authorities, Appellate Authorities, Tribunal (s), High Court(s), Supreme Court
Customs Act, 1962	Valuation, non fulfillment of export obligations etc	16.24	1990-91 to 2004-05	Assessing Authorities, Appellate Authorities, Tribunal (s), High Court(s), Supreme Court
Central Excise Act, 1944	Valuation, Modavit Credit, Classification, Provisional Assessments and other issues	96.73	1991-92 to 2004-05	Assessing Authorities, Appellate Authorities, Tribunal (s), High Court(s), Supreme Court.
Service Tax under the Finance Act, 1994	Service Tax	0.03	1997-98 to 2002-03	Appellate Authorities
MP (Irrigation) Act 1931 and Rules 1974	Cess on water usages etc	0.21	1994-95 to 1999-2000	Other authorities
MP Upkar (Sansodhan & Vidhimanytakaran) Bill	Energy Development Cess	4.54	2003-2004	High Court
Water (Prevention & Control of Pollution) Cess Act	Cess on water usages etc	0.69	1989-90 to 2004-05	Other authorities

10. The Company does not have accumulated losses as at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11. The Company has not defaulted in repayment of any dues to financial institutions or banks or debenture holders.

12. According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13. The Company is not a chit fund or a nidhi/mutual benefit fund/society, therefore, the clause 4(xiii) of the Order is not applicable to the Company.

14. In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments.

15. In our opinion, according to the information and explanations given to us, the term and conditions on which the Company has given guarantees for loans taken by others from bank and financial institutions are not prima facie prejudicial to the interest of the Company.

16. In our opinion, on the basis of information and explanations given to us, the term loans were applied for the purposes for which the loans were obtained.

17. On the basis of an overall examination of the Balance Sheet and Cash Flow Statement of the Company, no funds raised on short-term basis have been used for long-term investment and vice versa.

18. The Company has not made any preferential allotment of shares to any parties or companies covered in the register maintained under Section 301 of the Companies Act, 1956 during the year.

19. On the basis of records made available to us, the Company has created securities in respect of debentures issued/outstanding during the year.

20. The Company has not raised any money through a public issue during the year.

21. Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For G.P. Kapadia & Co.
Chartered Accountants

NIMESH BHIMANI
Partner
(Membership No.30547)

Place : Mumbai
Dated: 29th April, 2005

AUDITORS' CERTIFICATE

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance procedures implemented by Grasim Industries Limited during the year ended on 31st March 2005, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to review of procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

On the basis of our review and according to the information and to the explanations given to us, the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement(s) with stock exchanges have been complied with in all material respect by the Company and that no investor grievance(s) is/are pending for a period exceeding one month against the Company as per the records maintained by the Shareholders' Grievance/ Allotment and Transfer Committee of the Board.

For G.P. Kapadia & Co.
Chartered Accountants

NIMESH BHIMANI
Partner
(Membership No.30547)

Dated : April 29, 2005
Place: Mumbai

BALANCE SHEET AS AT 31ST MARCH, 2005

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	1 A	91.67		91.67
Share Capital Suspense	1 B	0.02		0.02
Reserves and Surplus	2	4,236.66		3,519.14
			4,328.35	3,610.83
Loan Funds				
Secured Loans	3	1,439.02		1,327.80
Unsecured Loans	4	535.79		709.09
Documentary Bills Discounted with Banks	5	33.53		28.34
			2,008.34	2,065.23
Deferred Tax Liabilities			599.50	632.50
TOTAL			6,936.19	6,308.56
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	6	5,897.04		5,705.53
Less: Depreciation		2,848.17		2,588.92
Net Block		3,048.87		3,116.61
Capital Work-in-Progress		145.94		79.09
			3,194.81	3,195.70
Fixed Assets held for disposal			13.73	22.57
Investments	7		2,982.02	2,540.65
Current Assets, Loans and Advances				
Interest accrued on Investments		1.09		-
Inventories	8	678.59		459.46
Sundry Debtors	9	522.01		484.63
Cash and Bank Balances	10	86.70		227.48
Loans and Advances	11	565.54		324.44
		1,853.93		1,496.01
Less:				
Current Liabilities and Provisions				
Liabilities	12	827.89		752.10
Provisions	13	280.41		194.27
		1,108.30		946.37
Net Current Assets			745.63	549.64
TOTAL			6,936.19	6,308.56
Accounting Policies and Notes on Accounts	22 & 23			

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2005

	Schedules			Rs.in Crores Previous Year
INCOME				
Gross Sales		7,201.06		6,129.95
Less: Excise Duty		971.80		916.74
Net Sales			6,229.26	5,213.21
Interest and Dividend Income	14		114.75	141.60
Other Income	15		72.44	87.69
Increase / (Decrease) in Stocks	16		100.67	(24.31)
			6,517.12	5,418.19
EXPENDITURE				
Raw Materials Consumed	17		1,873.05	1,372.49
Manufacturing Expenses	18		1,498.77	1,306.67
Purchases of Finished and Other Products			49.02	50.47
Payments to and Provisions for Employees	19		373.13	358.90
Selling, Distribution, Administration and Other Expenses	20		938.46	825.46
Interest	21		138.76	153.88
Depreciation [Note A of Schedule 6]			284.57	273.06
			5,155.76	4,340.93
Profit before Tax & Exceptional Items			1,361.36	1,077.26
Surplus on pre-payment of sales tax loan			34.35	—
Provision for diminution in value of investment and loans			(92.00)	—
Profit before Tax			1,303.71	1,077.26
Provision for Current Tax			(451.00)	(291.00)
Deferred Tax			33.00	(7.00)
Profit after Tax			885.71	779.26
Debenture Redemption Reserve No Longer Required			6.86	42.04
Investment Allowance Reserve No Longer Required			0.16	8.27
Balance brought forward from Previous Year			790.20	955.41
Profit available for Appropriation			1,682.93	1,784.98
Appropriations				
Proposed Dividend			146.68	128.34
Corporate Dividend Tax			20.90	16.44
General Reserve			700.00	850.00
Balance carried to Balance Sheet			815.35	790.20
			1,682.93	1,784.98
Basic and diluted earnings per share (in Rs.)			96.60	84.99
Accounting Policies and Notes on Accounts	22 & 23			

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director

SCHEDULES FORMING PART OF ACCOUNTS

Rs.in Crores

SCHEDULE 1

			Previous Year
A. SHARE CAPITAL			
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15 % "A" Series	**1.50**	1.50
100000	8.57 % "B" Series	**1.00**	1.00
300000	9.30 % "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid up			
91672097	Equity Shares of Rs.10 each fully paid (Previous Year 91671233 Equity Shares)	**91.67**	91.67

Of the above, 29532500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19358127 (Previous Year 19357263) Equity Shares of Rs.10 each issued as fully paid up for acquiring the cement business pursuant to Scheme of Arrangement without payment being received in cash.

B. SHARE CAPITAL SUSPENSE			
17388	Equity Shares (Previous Year 18252) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Indian Rayon and Industries Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02

SCHEDULE 2

RESERVES AND SURPLUS

		Balance as at 31st March, 04	Addition during the year	Deduction/ Adjust-ments during the year	Balance as at 31st March, 2005
1.	Capital Reserve				
	— On Revaluation of Fixed Assets	5.31	—	0.61*	**4.70**
	— Capital Subsidy	1.53	—	—	**1.53**
2.	Amalgmation Reserve	1.38	—	—	**1.38**
3.	Preference Share Capital Redemption Reserve	1.48	—	—	**1.48**
4.	Debenure Redemption Reserve	154.46	—	6.86	**147.60**
5.	Share Premium Account	823.32	—	—	**823.32**
6.	General Reserve	1,741.00	700.00	—	**2,441.00**
7.	Investment Allowance Reserve	0.46	—	0.16	**0.30**
8.	Surplus as per Profit and Loss Account	790.20	25.15	—	**815.35**
		3519.14	725.15	7.63	**4236.66**
	Previous year	2885.62	850.00	216.48	**3519.14**

*Deduction/adjustment on account of : -

a)	Assets sold/discarded	Rs.	0.08 Crores
b)	Depreciation provided on revalued block	Rs.	0.53 Crores
		Rs.	0.61 Crores

SCHEDULES

SCHEDULE 3

		Rs. in Crores Previous Year
SECURED LOANS		
Non-Convertible Debentures	**781.17**	990.50
Loans and advances from Banks:		
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company	**162.06**	83.04
Rupee Term Loan secured by exclusive charge on certain fixed assets of Fibre plants at Nagda, Harihar and Kharach	**26.17**	—
Other Loans:		
Foreign Currency Loans	**454.44**	233.23
Deferred Sales Tax Loans secured by first available charge on assets of Cement Units I & II at Jawad [subject to charge of foreign currency loan referred in Note 2 a) below]	**15.18**	21.03
	1439.02	1327.80

Notes:

1 Non-Convertible Debentures are secured by first legal/equitable mortgage on immovable assets, hypothecation of movable assets (except current assets), both present and future, of the specified divisions.

a) 12.25% - XX Series Non-Convertible Debentures (redeemed at par in three annual instalments of 35%, 35% and 30% respectively of the face value of the debentures, commencing from 10.12.2002) are secured on assets of Staple Fibre Division at Kharach	**—**	60.00
b) i) 13.25% - XXII Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 31.3.2005); and	**28.67**	73.00
ii) 12.60% - XXIII Series Non-Convertible Debentures (redeemable at par in three annual instalments of 33%, 33% and 34% respectively of the face value of the debentures, commencing from 17.8.2005)	**78.50**	108.50
are secured on a plot of land situated in Maharashtra and on the assets of Cement Division-South at Reddipalayam		
c) i) 10.75% - XXVI Series Non-Convertible Debentures (redeemable at par on 07.06.2005);	**95.00**	120.00
ii) 10.10% - XXVIII Series Non-Convertible Debentures (redeemable at par on 01.06.2006); and	**35.00**	65.00
iii) 9.70% - XXIX Series Non-Convertible Debentures (redeemable at par on 03.07.2008 with put and call option at the end of 5th year from the date of allotment i.e. 03.07.2001)	**45.00**	45.00
are secured on the assets of Sponge Iron Division at Salav.		
d) 8.85% - XXX Series Non-Convertible Debentures (redeemable at par on 04.12.2008 with put and call option at the end of 5th year from the date of allotment i.e. 04.12.2001) are secured on a plot of land situated in Maharashtra and on the assets of Chemical Plant at Nagda and Cement Plant at Raipur	**124.00**	124.00
e) i) 8.35% - XXXI Series Non-Convertible Debentures (redeemable at par on 05.07.2009 , with put and call option at the end of 5 years from the date of allotment i.e. 05.07.2002)	**60.00**	80.00
ii) 8.20% - XXXII Series Non-Convertible Debentures (redeemable at par on 20.07.2009 , with put and call option at the end of 5 years from the date of allotment i.e. 20.07.2002)	**40.00**	40.00

SCHEDULE 3 (Contd.)

		Rs.in Crores Previous Year
iii) Floating Rate (14% minus CMT1 per annum) - XXXIII Series Non-Convertible Debentures (redeemable at par on 13.08.2007)	**50.00**	50.00
iv) 7.55% - XXXIV Series Non-Convertible Debentures (redeemable at par on 20.08.2007); and	**25.00**	25.00
v) 6.75% - XXXV Series Non-Convertible Debentures (redeemable at par on 09.11.2009 , with put and call option at the end of 5 years from the date of allotment i.e. 09-11-2002) are secured on assets of Birla Super Cement Division at Hotgi, Rajashree Cement Division at Malkhed and Birla White Cement Division at Kharia Khangar	**100.00**	100.00
f) 6.08% - XXXVI Series Non-Convertible Debentures (redeemable at par on 11.01.2010 , with put and call option at the end of 5 years from the date of allotment , i.e. 11.01.2003) are secured on assets of Staple Fibre Division at Kharach	**100.00**	100.00
	781.17	990.50
2 Foreign Currency Loans are secured by first pari passu charge on the fixed assets of:		
a) Cement Plants at Jawad and Shambhupura	**233.23**	233.23
b) Cement Plant at Raipur and Chemical Plant at Nagda	**221.21**	—
	454.44	233.23

SCHEDULE 4

UNSECURED LOANS

Fixed Deposits	—	0.31
Short Term Loans and Advances:		
From Banks:		
Buyers' Import Credit	**96.66**	243.10
Other Loans and Advances:		
From Banks:	**11.31**	19.38
From Others:		
Deferred Sales Tax Loan	**427.82**	446.30
	439.13	465.68
	535.79	709.09

SCHEDULE 5

DOCUMENTARY BILLS DISCOUNTED WITH BANKS

Against Demand/ Usance Bills under Letter of Credit	**33.16**	27.97
Against Usance Bills	**0.37**	0.37
	33.53	28.34

SCHEDULE 6
FIXED ASSETS

Rs. in Crores

S. No. PARTICULARS	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 31.3.04	Additions and/or transfers	Deductions and/or transfers	As at 31.3.05	Upto 31.3.04	Deductions and/or transfers	For the Year	Upto 31.3.05	As at 31.3.05	As at 31.3.04
1. Freehold Land	71.46	0.57	0.19	**71.84**	—	—	—	—	**71.84**	71.46
2. Leasehold Land	0.68	15.32	—	**66.00**	5.55	—	1.46	**7.01**	**58.99**	45.13
3. Buildings	485.89	23.75	1.82	**507.82**	96.61	0.65	12.31	**108.27**	**399.55**	389.28
4. Workers' Quarters under Government Subsidised Schemes	0.55	—	—	**0.55**	0.48	—	—	**0.48**	**0.07**	0.07
5. Railway Sidings	105.81	—	9.79	**96.02**	33.68	4.23	4.66	**34.11**	**61.91**	72.13
6. Plant & Machinery	4,711.04	164.33	16.61	**4,858.76**	2,308.69	11.71	243.34	**2,540.32**	**2,318.44**	2,402.35
7. Ships	64.12	—	—	**64.12**	26.08	—	3.21	**29.29**	**34.83**	38.04
8. Furniture, Fittings & Office Equipments	167.65	22.49	7.74	**182.40**	100.95	5.09	14.18	**110.04**	**72.36**	66.70
9. Livestock	0.01	—	—	**0.01**	—	—	—	—	**0.01**	0.01
10. Vehicles etc.	48.32	7.93	7.24	**49.01**	16.88	4.17	5.83	**18.54**	**30.47**	31.44
11. Intangible Assets Computer Software	—	0.51	—	**0.51**	—	—	0.11	**0.11**	**0.40**	—
	5,705.53	**234.90**	**43.39**	**5,897.04**	**2,588.92**	**25.85**	**285.10**	**2,848.17**	**3,048.87**	3,116.61
Previous Year	5,486.12	241.17	21.76	5,705.53	2,330.11	14.98	273.79	2,588.92		
CAPITAL WORK-IN-PROGRESS (including Advances & Pre-operative Expenses)									**145.94**	79.09
									3,194.81	3,195.70

Notes:

		Previous Year
A. Depreciation for the year	**285.10**	273.79
Less: Additional depreciation on revalued assets withdrawn from capital reserve	**0.53**	0.73
	284.57	273.06

B.
1. Buildings include value of Shares of Rs. 3750 (Previous Year Rs. 3750) issued by the Co-Operative Housing Society under its Bye-laws, in the name of Company's nominees.
2. Execution of documents in respect of plots of Land amounting to Rs.2.32 Crores (Previous Year Rs. 2.50 Crores) is still pending.
3. The title deeds of some of the immovable properties transferred pursuant to the Scheme of Arrangement are yet to be transferred in the name of Company.
4. Workers' Quarters include those mortgaged with State Governments against subsidies received.
5. Buildings of Rs. Nil (Previous Year Rs. 0.61 Crores), yet to be registered in the name of the Company.
6. Buildings include Rs.15.13 Crores (Previous Year Rs.15.13 Crores) towards shares and debentures for right of exclusive use, possession and occupation of office space.
7. Assets amounting to Rs. 105.10 Crores (Previous Year Rs. 40.12 Crores) are held on Co-ownership with other companies.
8. Fixed Assets include assets of Rs.17.51 Crores (Previous Year Rs.12.42 Crores) not owned by the Company.
9. Plant and Machinery include assets given on operating lease amounting to Rs.25.53 crores (Previous Year Rs.25.53 Crores).
10. Capital work-in-progress include advance against Capital Orders, Technical know-how and Supervision fees, Machinery under installation/in transit; construction materials purchases and other assets under erection; and pre-operative expenses.
11. Leasehold Land includes mining rights.

SCHEDULE 6 (Contd.)

			Rs.in Crores Previous Year
C.	Pre-operative Expenses pending Allocation /Appropriation :		
1	Salaries, Wages, Bonus, Gratuity, etc.	—	0.03
2	Contribution to Providend & Other Funds	—	0.01
3	Employees' Welfare Expenses	—	0.01
4	Rent and Hire Charges	—	0.07
5	Travelling & Conveyance	—	0.01
6	Legal and Professional Charges	—	0.04
7	Miscellaneous Expenses	—	1.53
		—	1.70
	Add: Pre-operative Expenditure incurred upto Previous Year	10.37	9.45
	Total Pre-operative Expenditure	10.37	11.15
	Less: Allocated/transferred to Fixed Assets/Capital Work-in-progress	0.25	0.78
	Balance transferred to Capital Work-in-progress	10.12	10.37

SCHEDULE 7

INVESTMENTS

LONG TERM

				Previous Year
1. Government and Trust Securities				
i) Government Securities				
Unquoted –				
Securities deposited with Government Departments			0.02	0.02
ii) Trust securities –				
Quoted –				
500000	6.75% US 64 Bonds of Rs. 100 each of The Unit Trust of India (Previous Year 546698)		5.13	5.95
1350000	6.60% Tax Free Bonds of Rs. 100 each of The Unit Trust of India		14.27	—
2. Shares, Bonds and Debentures				
A TRADE INVESTMENTS				
Equity Shares – Fully paid				
a) Quoted – Rs.10 each				
2964111	Indian Rayon and Industries Limited	38.10		38.10
996000	TANFAC Industries Limited	1.00		1.00
		39.10		39.10
b) Unquoted –				
1398857	Thai Rayon Public Company Limited, Thailand of Thai Baht 10 each.	1.07		1.07
5000	P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62625(US $100) each.	0.40		0.40
15000	A.V Cell Inc., Canada Class 'A' Share of total value of Canadian Dollar 2.5 Million	6.88		6.88

SCHEDULES

SCHEDULE 7 (Contd.)

Nos.	Particulars			Rs.in Crores Previous Year
149250	Alexandria Carbon Black Co., S.A.E. of L.E. 100 each	14.99		14.99
171013894	Idea Cellular Limited 86269286 Nos pledged on pari passu basis with Toronto Dominion Bank (South East Asia) Limited, Bank of America and IDBI Ltd.	171.01		171.01
		194.35		194.35
			233.45	233.45
B	**OTHER INVESTMENTS**			
a)	Quoted – Fully Paid :			
i)	Equity Shares:			
—	Mysore Cement Limited of Rs. 10 each (Previous Year 15 Nos.) (Rs.Nil, Previous Year Rs. 117)	—		—
2117170	Century Enka Limited of Rs. 10 each	1.35		1.35
—	Mangalam Cement Limited (Previous Year 400000)	—		1.15
962996	Larsen & Toubro Ltd. of Rs. 2 each (Previous Year 36942154 of Rs. 10 each)	23.10		988.72
2303453	Hindalco Industries Limited of Rs. 10 each	48.64		48.64
ii)	Optionally Convertible Cumulative Preference Shares of Rs.10 each			
—	Mangalam Cement Limited (Previous Year 400000)	—		0.40
		73.09		1040.26
b)	Unquoted – Fully Paid:			
i)	Equity Shares:			
422496	Indophil Textile Mills Inc., Philippines of Peso 10 each	0.04		0.04
8250000	Thai Carbon Black Public Company Limited, Thailand of Thai Baht 1 each	2.18		2.18
2500	Birla International Ltd. - Isle of Man of CHF 100 each	0.53		0.53
1300	Gwalior Rayon Consumers Co-operative Stores Limited of Rs.100 each	—		—
—	Industry House Limited of Rs. 100 each (Previous Year 468) (Rs. Nil; Previous Year Rs.31200)	—		—
500	Super Bazar Co-operative Society Limited of Rs.10 each (Rs.5000; Previous Year Rs.5000)	—		—
ii)	Unquoted - Fully Paid - Equity Shares of Rs.10 each			
—	Birla Consultants Limited (Previous Year 12000)	—		0.01
—	Gwalior Properties and Estates Pvt. Limited (Previous Year 1982125)	—		6.41
—	Seshasayee Properties Pvt. Limited (Previous Year 1982125)	—		6.41
—	Turquoise Investments and Finance Pvt. Ltd. (Previous Year 1909550)	—		15.21
—	Trapti Trading & Investments Pvt. Limited (Previous Year 1911500)	—		15.22
iii)	Unquoted - Fully Paid - Preference Shares of Rs. 100 each			
2000000	Aditya Birla Health Services Limited	20.00		—
		22.75		46.01
			95.84	1086.27

SCHEDULES

SCHEDULE 7 (Contd.)

Particulars				Rs.in Crores Previous Year
3. Shares In Subsidiary Companies				
Quoted - Fully Paid - Equity Shares of Rs.10 each				
4530923 Shree Digvijay Cement Company Limited (Previous Year 4652870)	54.90			
Less: Provision (refer to Note 10 of Schedule 22)	54.90	— #		56.37
# Re one				
58464717 UltraTech Cement Limited (refer to Note 9 of Schedule 22)		2027.70		—
		2027.70		56.37
Unquoted -				
a) Fully Paid - Equity Shares of Rs.10 each				
6500000 Samruddhi Swastik Trading And Investments Limited		6.50		6.50
49000 Sun God Trading And Investments Limited		0.05		0.05
b) Fully Paid - Preference Shares of Rs.100 each				
100 Sun God Trading And Investments Limited (Rs. 10000, Previous Year Rs. 10000)		—		—
c) Fully Paid :				
— Preference Shares of Rs.100 each (Previous Year Rs.25 paid up) in Samruddhi Swastik Trading And Investments Limited (Rs.Nil, Previous Year Rs.2500)		—		—
		6.55	2034.25	62.92
CURRENT				
Quoted — fully paid:				
Subsidiary Company:				
200 6.00% NCD of UltraTech Cement Ltd of face value Rs.1000000/- each		19.26		—
100 6.25% NCD of UltraTech Cement Ltd of face value Rs.1000000/- each		9.69		—
		28.95		—
Unquoted — fully paid:				
a) Government Securities:				
— 9.40% GOI 2012 of face value Rs. 5 Crs		—		6.54
— 10.25% GOI 2021 of face value Rs. 5 Crs.		—		7.48
		—		14.02
b) Subsidiary Company:				
2000000 12.25% NCD of Shree Digvijay Cement Company Ltd. Series I face value Rs. 100 each. (Previous Year 500000)		15.58		3.39
c) Units of Debt Schemes of various Mutual Funds		554.53		1134.63
			599.06	1,152.04
			2982.02	2540.65
Aggregate Book Value of :				
a) Quoted Investments			2188.24	1141.68
b) Unquoted Investments			793.78	1398.97
			2982.02	2540.65
Aggregate Market Value of Quoted Investments			2704.57	2494.62

SCHEDULE 7 (Contd.)

Notes:

1 No. of Units of Various Mutual Funds - Debt Schemes purchased and redeemed during the year : 5030105315

2 During the year the Company has purchased and sold 546598 nos. 6.75% US 64 Bonds of face value of Rs. 100 each and 95000 nos. 6.60% ARS Tax-free Bonds of face value Rs.100 each.

3 During the year the Company has purchased and sold following Government Securities:

	Face Value Rs. Lacs
7.38% GOI 2015	12500.00
7.55% GOI 2010	2000.00
9.40% GOI 2012	500.00
10.25% GOI 2021	500.00
11.99% GOI 2009	1500.00

4 Pursuant to undertaking given to some financial institutions and others, the Company can not dispose of shareholding without their prior approval (till such time the loans given to these companies by these institutions are repaid in full.) in following companies:

(a) Century Enka Limited and (b) Idea Cellular Limited (25% of the Company's Holding.)

5 The Company was holding 36942154 equity shares of Rs. 10 each of Larsen & Toubro Ltd. During the year, the Company has received 18471077 equity shares of Rs. 2 each of L & T Ltd and 14776861 equity shares of Rs. 10 each of UltraTech Cement Ltd. pursuant to demerger of cement business of Larsen & Toubro Ltd.

			Rs.in Crores Previous Year
SCHEDULE 8			
INVENTORIES			
(As valued and certified by the Executives of the respective Divisions)			
Stores and Spare parts, Packing Materials and Fuels		**214.68**	177.58
Raw Materials		**183.31**	125.14
Finished Goods		**224.15**	100.03
By Products		**1.31**	1.79
Process Stock		**53.24**	53.75
Waste/Scrap (at net realisable value)		**1.90**	1.17
		678.59	459.46
SCHEDULE 9			
SUNDRY DEBTORS			
Exceeding six months :			
Good and Secured	**0.17**		0.10
Good and Unsecured	**16.04**		20.25
Doubtful and Unsecured	**1.10**		1.39
	17.31		21.74
Less: Provision for Doubtful Debts	**1.10**		1.39
		16.21	20.35
Others			
Good and Secured	**166.20**		171.46
Good and Unsecured	**339.60**		292.82
		505.80	464.28
		522.01	484.63

Rs.in Crores

SCHEDULE 10
CASH AND BANK BALANCES

			Previous Year
Cash balance on hand		0.52	9.51
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	70.35		88.71
Deposit Accounts (Note 1)	15.82		1.23
		86.17	89.94
In Post Office Savings & Deposit Accounts (Rs. 7076; Previous Year Rs.5619)		—	—
In Government Treasury Saving Account		0.01	0.03
		86.70	99.48
Escrow Account with Scheduled Bank		—	128.00
		86.70	227.48

Note :

1. Deposits include (a) Rs.0.14 Crore (Previous Year Rs.0.18 Crore) lodged as security with Government Department (b) Rs. 0.06 Crore (Previous Year Rs. 0.09 Crore) earmarked for Employees' Security Deposit and (c) Rs. 0.04 Crore (Previous Year Rs. 0.09 Crore) as Interest accrued.

Rs.in Crores

SCHEDULE 11
LOANS AND ADVANCES (Considered Good)

Unsecured -

			Previous Year
Deposits with Bodies Corporate		9.88	16.11
Deposits and Balances with Government and other Authorities (including accrued interest)		42.04	39.30
Other Deposits		36.68	29.79
Advances to Subsidiaries (Note 1)	342.71		
Less: Provision (refer Note 10 of Schedule 22)	37.10	305.61	100.60
Advances recoverable in cash or in kind or for value to be received (Due from Officers of the Company Rs.0.25 Crore, Previous Year Rs.0.23 Crore, Maximum outstanding during the Year Rs.0.28 Crore, Previous Year Rs. 0.35 Crore)		171.33	138.64
		565.54	324.44

Note 1 :
Amounts at the year end and Maximum Balances outstanding during the year.

	Outstanding Balance		Maximum Balance O/S	
	Current year	Previous year	Current year	Previous year
Shree Digvijay Cement Co. Ltd.	174.97	64.80	183.37	71.33
Samruddhi Swastik Trading & Investment Ltd.	167.39	35.80	206.25	39.62
UltraTech Cement Ltd.	0.35	—	0.72	—

SCHEDULES

SCHEDULE 12
CURRENT LIABILITIES

			Rs.in Crores Previous Year
Sundry Creditors :			
a) Small scale industrial undertakings * (To the extent identified with available information)	0.29		0.32
b) Others	597.52		520.19
		597.81	520.51
Security and Other Deposits		110.64	106.16
Amount transferable to Investor Education and Protection Fund, when due			
a) Unpaid Dividend		4.12	3.38
b) Unpaid Matured Debentures		0.21	0.71
c) Interest accrued on a) and b) above		0.04	0.13
Other Liabilities		66.95	61.74
Interest accrued but not due on debentures/loans		48.12	59.47
		827.89	752.10

*Names of small scale industrial undertakings to whom any amount was outstanding for more than 30 days are as under:

1) Aerotherm Products
2) Aloke Alloys
3) Heat-cool Fin Industries
4) Dolf Industries

SCHEDULE 13
PROVISIONS

		Previous Year
Retirement Benefits	41.15	37.18
Proposed Dividend	146.68	128.34
Corporate Dividend Tax	20.57	16.44
Provision for Taxation (Net of Advance Tax)	72.01	12.31
	280.41	194.27

SCHEDULE 14
INTEREST AND DIVIDEND INCOME

		Previous Year
i) On Investments		
Interest (Gross) on :		
— Government and other Securities	1.57	0.16
Dividend (Gross) from :		
a) Trade Investments	6.42	4.32
b) Subsidiary Investments (Previous Year Rs. 375)	2.88	—
c) Other Investments	30.07	82.00
ii) Others : Interest (Gross) on:		
Bank and Other Accounts (Tax deducted at source Rs. 1.81 Crores, Previous Year Rs.2.42 Crores)	73.81	55.12
	114.75	141.60

			Rs.in Crores Previous Year
SCHEDULE 15			
OTHER INCOME			
Export Incentives		4.92	6.27
Rent Received (Tax deducted at source Rs. 0.16 Crore, Previous Year Rs.0.11 Crore)		1.66	1.51
Lease Rent		4.03	4.04
Processing Charges (Tax deducted at source Rs. 0.19 Crore, Previous Year Rs.0.23 Crore)		5.13	8.47
Insurance Claims		1.76	3.40
Profit on Sale of Current Investments (Net)		3.37	1.79
Profit on Sale of Long Term Investments (Net)		24.90	31.65
Profit on Sale of Fixed Assets (Net)		2.25	—
Excess Provisions written back (Net)		9.29	12.99
Prior period Adjustments (Net)		3.20	1.66
Exchange Rate Difference (Net)		—	4.66
Miscellaneous Receipts		11.93	11.25
		72.44	87.69
SCHEDULE 16			
INCREASE / (DECREASE) IN STOCKS			
Closing Stock			
Finished Goods		224.15	100.03
By-Products		1.31	1.79
Process Stock		53.24	53.75
Waste/Scrap		1.90	1.17
		280.60	156.74
Opening Stock			
Finished Goods		100.03	129.61
By-Products		1.79	7.33
Process Stock		53.75	51.20
Waste/Scrap		1.17	1.45
		156.74	189.59
Add: (Increase) / Decrease in Excise Duty on Stocks		(23.19)	8.54
Increase / (Decrease) in Stocks		100.67	(24.31)
SCHEDULE 17			
RAW MATERIALS CONSUMED			
Opening Stock	125.14		152.14
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	1,950.48		1,349.55
		2,075.62	1,501.69
Less:			
Sales	19.26		4.06
Closing Stock	183.31		125.14
		202.57	129.20
		1,873.05	1,372.49

Rs.in Crores

SCHEDULE 18
MANUFACTURING EXPENSES

		Previous Year
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses - Less sales Rs. Nil (Previous Year Rs.0.21 Crore)	**370.96**	318.99
Power & Fuel	**1,035.74**	889.01
Processing Charges	**25.75**	25.93
Repairs to Buildings	**16.59**	17.33
Repairs to Machinery (excluding Spare Parts and Components)	**37.19**	46.04
Repairs to Other Assets	**12.54**	9.37
	1,498.77	1,306.67

SCHEDULE 19
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

		Previous Year
Salaries, Wages & Bonus, etc.	**320.67**	311.28
Contribution to Provident and Other Funds	**32.17**	27.70
Welfare Expenses	**20.29**	19.92
	373.13	358.90

SCHEDULE 20
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

		Previous Year
Commission to Selling Agents	**34.14**	30.92
Brokerage and Discount	**12.72**	13.41
Freight, handling and other expenses	**586.06**	526.11
Advertisements & Publicity	**93.08**	79.41
Insurance	**18.84**	18.93
Rent (including Lease Rent)	**9.28**	8.39
Rates and Taxes	**17.83**	15.12
Stationery, Printing, Postage and Telephone Expenses	**15.96**	16.47
Travelling and Conveyance	**31.55**	27.48
Legal and Professional charges	**18.90**	16.37
Bad debts written off	**4.41**	4.14
Research contribution (including Expenses)	**1.03**	1.31
Donations (including Rs. 5.23 Crores, Previous Year Rs. 1.15 Crores paid to General Electoral Trust for contribution for political purposes.)	**9.82**	4.05
Directors' Fee	**0.02**	0.03
Directors' Commission	**1.50**	1.50
Exchange Rate difference (Net)	**7.86**	—
Loss on Sale and/or discard of Fixed Assets (Net)	**—**	0.90
Miscellaneous Expenses	**75.46**	60.92
	938.46	825.46

		Rs.in Crores Previous Year
SCHEDULE 21		
INTEREST		
On Fixed Loans and Debentures	**114.14**	136.03
On Other Accounts	**24.62**	17.85
	138.76	153.88

SCHEDULE 22

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A Significant Accounting Policies:

1. **Accounting Concepts:**

   The financial statements are prepared under the historical cost convention (except for certain fixed assets which are revalued) on an accrual basis and in accordance with the applicable mandatory Accounting Standards.

2. **Fixed Assets:**

   Fixed assets are stated at cost less accumulated depreciation/amortisation (including other expenses related to acquisition and installation) adjusted by revaluation of certain fixed assets.

3. **Translation of foreign currency items:**

   Foreign currency assets and liabilities covered by forward contracts are stated at the forward contract rates while those not covered are restated at year end rate. Exchange differences relating to fixed assets are adjusted in the cost of the asset. Any other exchange difference is dealt with in the profit and loss account. Premium in respect of forward contracts is recognised over the life of contracts.

4. **Treatment of expenditure during construction period:**

   Expenditure during construction period is included under Capital Work in Progress and the same is allocated to the respective Fixed Assets on the completion of its construction.

5. **Investments:**

   Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made for permanent diminution in the value.

6. **Inventories:**

   Inventories are valued at the lower of cost and net realisable value except waste/scrap which is valued at net realisable value.

   The cost is computed on weighted average/FIFO basis.

   Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Obsolete, defective and unserviceable stocks are duly provided for.

7. **Research and development expenditure**: Revenue expenditure is charged to the profit and loss account and capital expenditure is added to the cost of fixed assets in the year in which it is incurred.

8. **Depreciation/Amortisation:**

   Depreciation/amortisation is charged in the Accounts on the following basis:

   a) On fixed assets (other than Revalued Assets) - on written down value method in respect of Viscose Staple Fibre Division and Engineering Division at Nagda; Bhiwani Textiles Mills at Bhiwani, Birla International Marketing Corporation,

      and

      on Straight Line Method in other Divisions including Power Plants at Nagda; applying the rates of Schedule XIV of the Companies Act, 1956.

      Continuous process plant as defined in Schedule XIV has been taken on technical assessment.

   b) In respect of Revalued Fixed Assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

   c) In respect of the amounts capitalised during the year on account of foreign exchange fluctuation is provided prospectively over the residual life of the assets.

   d) In respect of assets added/disposed of during the year on pro-rata basis with reference to the month of addition/ deduction except in case of new projects where it is provided for the period of use.

   e) Leasehold land is being amortised over the period of lease.

   f) Capital expenditure on assets not owned by the company is amortised over a period of five years.

   g) Computer Software is amortised over a period of three years.

SCHEDULE 22 (Contd.)

9. Retirement Benefits:

The Company makes regular contribution to provident fund and superannuation fund and these contributions are charged to Profit & Loss Account.

Contributions to the Gratuity Fund andprovision for leave encashment are made on the basis of actuarial valuation at the end of year and charged to Profit & Loss Account.

10. Government Grants:

Capital grants relating to specific assets are reduced from the gross value of the Fixed Assets and capital grants for Project Capital Subsidy are credited to Capital Reserve.

Other revenue grants are credited to Profit and Loss account or deducted from the related expenses.

11. Borrowing Cost:

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

12. Provision for Current and Deferred Tax:

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period and in accordance with the provisions as per Income Tax Act, 1961.

Deferred Tax resulting from "timing difference" between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the balance sheet date.The deferred tax asset is recognized and carried forward only to the extent that there is a reasonable certainty that the assets will be adjusted in future.

13. Contingent Liabilities:

Contingent liabilities are not provided for and are disclosed by way of Notes.

			Rs.in Crores Previous Year
B	**NOTES ON ACCOUNTS**		
1.1	Contingent Liabilities not provided for in respect of :		
	a) Claims not acknowledged as debts (Net of tax Rs. 139.00 Crores, Year Rs. 112.50 Crores) Previous	**219.21**	**175.50**
	b) Uncalled liability on partly paid shares (Rs.Nil, Previous Year Rs. 7500)		
	c) Custom duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of tax Rs. 2.57 Crores, Previous year Rs. 0.71 Crores)	**4.06**	**1.10**
	d) Custom duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs. 5.68 Crores (Previous Year Rs. 5.68 Crores) is furnished	**10.81**	**10.81**
1.2	Letter of Undertaking cum Indemnity, Corporate Guaranteegiven to Bank/ FI for Preference Shares issued/ finance provided by/ to other company	**70.34**	**65.34**
2	The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.		
3	Estimated amount of Contracts remaining to be executed on capital account and not provided (advance paid Rs. 32.85 Crores, Previous year Rs. 20.30 Crores).	**139.62**	**93.86**
4	Value of Assets taken on Lease	—	**0.08**
	Future obligation of Lease Rent as Lessee	—	**0.01**

5 Land, Building and Plant & Machinery of some of the Units were revalued on 1.4.1974, 1.4.1980,1.4.1982 and 1.4.1985 by approved valuers on the basis of assessment about the then current value of the similar assets. As a result, book value of such assets was increased by Rs. 116.40 Crores which had been transferred to Capital Reserve.

SCHEDULE 22 (Contd.)

6 As it is not possible to ascertain with reasonable certainty the quantum of accruals in respect of certain insurance and railway claims, export incentives andinterest on overdue bills from customers, the same are accounted on acceptance basis.

7 Company has pre-paid deferred Sales tax Loan of one of its unit in accordance with the scheme. Resultantly, an amount of Rs. 34.35 Crores (Previous Year Rs. Nil) being the excess of the loan amount extinguished over the amount paid has been treated as capital surplus on extinguishment of loan and disclosed as an exceptional item.

8 Advances recoverable in cash or in kind include

a) Payments made to / on behalf of Rosa Power Supply Co. Ltd. Rs.1.05 Crores (Previous Year Rs.1.05 Crores), Bina Power Supply Co. Ltd. Rs. 9.34 Crores (Previous Year Rs.14.34 Crores) and Birla Telecom Ltd. Rs. 0.08 Crores (Previous Year Rs. 0.08 Crores) which areintended to be adjusted against the value of the Equity Shares to be issued by such Co-promoted Companies in the event of relative projects are implemented after procuring all regulatory approvals.

b) Payments made to employees by way of Loans and Advances in the nature of loan where there is

Rs. in Crores

	Outstanding as on 31-03-05	Maximum Balance outstanding during the year
No Interest or Interest below Section 372A of Companies Act, 1956	5.29	7.31

9 The Hon'ble High Court of Mumbai approved a composite Scheme of Arrangement U/s 391-394 of the Companies Act, 1956 on 22nd April, 2004 between Larsen & Toubro Limited ("L&T") and UltraTech Cemco Limited, now UltraTech Cement Limited, ("UltraTech") with the Company (as a shareholder of L&T) and L&T Employees Welfare Foundation (the "Trust") as confirming parties.

In terms of the said composite Scheme of Arrangement, the Company has during the year:

(a) Acquired 30% equity (373.19 Lac shares) of UltraTech, through an open offer, for a consideration of Rs. 1278.57 Crores;

(b) Acquired 4.5% equity (55.98 Lac shares) of UltraTech from L & T for a consideration of Rs. 191.78 Crores. Further, a wholly owned subsidiary of the Company has also acquired 4% equity (49.76 Lac shares) of UltraTech from L & T for a consideration of Rs. 170.48 Crores.

(c) Sold its holding of 184.71 Lac shares of L & T (post-demerger) to the Trust for a consideration of Rs. 443.31 Crores.

The Company's holding in the Equity share capital of UltraTech together with its wholly owned subsidiary company is 51.1%. UltraTech has thus become a subsidiary of the Company and the Company has acquired the management control of UltraTech w.e.f. 6th July, 2004.

The Company has earlier paid a sum of Rs. 988.71 Crores for acquisition of 369.42 Lac shares of L & T (pre-demerger).

As the above transactions are part of a composite scheme of arrangement of the Company's shareholding in L&T and its consequent shareholding with management control in UltraTech, the net cash outflow of Rs. 2015.83 Crores towards acquisition of total holding of 576.94 Lac shares of UltraTech has been accounted for as cost of acquisition of the said shares.

10 The Company has following outstanding exposure in its subsidiary company, Shree Digvijay Cement Company Limited (SDCC):

Investment in Equity Shares	Rs. 54.90 Crores
Investment in Debentures	Rs. 15.58 Crores
Loans/Collaterals	Rs. 183.39 Crores

SDCC is a sick industrial company within the meaning of Section 3(1)(o) of the Sick Industrial Companies (Special Provisions) Act, 1985. Based on the independent valuation report, the Company has made a provision of Rs. 92 Crores towards what is considered a permanent diminution in the value of its investments (Rs. 54.90 Crores) and loans/collaterals (Rs. 37.10 Crores).

11 The following are included under other heads of expenses in the Profit and Loss account :

Rs.in Crores

			Previous Year
i)	Stores and Spares Consumed	**48.77**	32.14
ii)	Power & Fuel	**13.42**	11.76
iii)	Repairs to Machinery	**9.48**	6.61

SCHEDULE 22 (Contd.)

		Rs.in Crores Previous Year
iv) Repairs to Buildings	0.51	0.04
v) Repairs to Other Assets	0.04	0.03
vi) Salaries, Wages, Bonus & Gratuity	7.38	6.95
vii) Contribution to Provident and Other Funds	0.73	0.66
viii) Welfare Expenses	1.46	1.45
ix) Insurance	1.64	1.59
x) Royalty & Cess	74.85	66.60
xi) Rates & Taxes	18.82	17.81
xii) Ship Operation and Management charges	3.47	3.17
xiii) Lease Rent	—	0.02
xiv) Others	3.32	—

12 Auditors' remuneration		Rs. Previous Year
a) Statutory Auditors:		
Audit Fee	3250900	2214000
Tax Audit Fee	473860	356400
For Certification and Other Work	787930	873163
Reimbursement of Expenses	510742	620900
b) Branch Auditors:		
Audit Fee	71630	1080000
Tax Audit Fee	18734	126360
For Certification and Other Work	19836	265120
Reimbursement of Expenses	61162	226009
c) Cost Auditors:		
Audit Fee	365970	324400
For Certification and other work	7850	8100
Reimbursement of Expenses	78679	47806

13 **Whole Time Directors' remuneration * :**		Rs. in Lacs
Salary	244.93	114.68
Contribution to Provident Fund & Other Funds	22.36	12.76
Perquisites	14.94	7.27
	282.23	134.71
* Excluding Contribution to Gratuity Fund.		
Commission to directors other than whole-time directors	150.00	150.00

Computation of net profit in accordance with Section 198 of the Companies Act, 1956

	Rs. in Crores
Profit before taxation as per profit and loss account	1,303.71
Add :	
Managerial Remuneration	2.82
Directors' Fee	0.02
Commission to directors other than whole-time directors	1.50
Provision for diminution in value of investment and loans	92.00
	1,400.05
Less :	
Surplus on pre-payment of sales tax loan	34.35
Profit on Sale of Long Term Investments (Net)	24.90
Profit on Sale of Current Investments (Net)	3.37
	62.62
Net Profit	1,337.43
Commission	
— Amount	1.50
— Percentage to net profit	0.11%

SCHEDULE 22 (Contd.)

			Rs.in Crores Previous Year
14 Earnings per share:			
Net profit for the period attributable to equity shareholders	Rs. in Crores	**885.71**	779.26
Weighted average number of equity shares outstanding	Numbers	**91689485**	91689485
Basic and diluted earnings per share (face value of Rs.10 each)	Rs.	**96.60**	84.99

15 Deferred Tax Assets and Liabilities as on 31st March, 2005 are as under:

		Previous Year
Deferred Tax Assets:		
Accrued Expenses deductible on payment basis	**36.53**	39.43
Expenses allowable in installments in Income Tax	**11.23**	9.99
Others	**2.09**	4.44
	49.85	53.86
Deferred Tax Liabilty :		
Accumulated Depreciation	**649.35**	686.36
Net Deferred Tax Liability	**599.50**	632.50

Deferred tax asset is recognised and carried forward only to the extent of reasonable certainty.

16 The Details of Company's interest in its Joint Ventures , having Joint Control , as per the requirements of AS-27 on Financial Reporting of Interest in Joint Ventures is as under :

Rs. in Crores

	Particulars	Idea Cellular Ltd.	Tanfac Industries Limited	AV Cell Inc., Canada
	% Share Held	7.57	9.98	16.67
a	Assets	403.31	9.81	42.37
b	Liabilities	333.66	6.21	24.51
c	Income	173.17	7.76	50.63
d	Expenses	167.54	7.72	49.78

17. Segment Reporting

a. Primary Segment Reporting (by business segment)

1 Segment have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	—	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	—	Caustic Soda & Allied Chemicals
Cement	—	Grey & White Cement
Sponge Iron	—	Sponge Iron
Textiles	—	Fabrics & Yarn

2 Inter-segment transfers of independent marketable products are at market rates

SCHEDULE 22 (Contd.)

3 **Information about Business Segments (For the Current Year 2004-2005):**

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Elimination	Total Company
A	REVENUE								
1a	Gross Sales (External)	2167.15	283.51	3346.18	1138.20	266.02	—		7201.06
1b	Gross Sales (Inter-segment)	48.55	122.44	0.83	0.00	0.11	—	(171.93)	—
	Total Gross Sales	2215.70	405.95	3347.01	1138.20	266.13	0.00	(171.93)	7201.06
2a	Other Income	17.50	3.06	10.48	9.26	14.91	0.32	(0.33)	55.20
2b	Unallocated Corporate Other Income								131.99
	Total Other Income	17.50	3.06	10.48	9.26	14.91	0.32	(0.33)	187.19
3	Total Revenue	2233.20	409.01	3357.49	1147.46	281.04	0.32	(172.26)	7388.25
B	RESULTS								
1	Segment Result (PBIT)	553.58	86.98	393.09	355.17	(0.46)	0.01		1388.37
2	Unallocated CorporateIncome / (Expenses)								111.75
3	Interest Expense								(138.76)
4	Profit from ordinary activities								1361.36
5	Exceptional Items:								
	Surplus on pre-payment of sales tax loan			34.35					34.35
	Provision against loans/ collaterals			(37.10)					(37.10)
	Provision for diminution in investment								(54.90)
6	Profit Before Tax								1303.71
7	Provision for Current Tax								(451.00)
8	Deferred Tax								33.00
9	Profit after Tax								885.71
C	Other Information :								
1	Segment Assets	1206.61	239.55	2580.32	581.26	141.33	4.07		4753.14
2	Unallocated Corporate Assets								3291.35
3	Total Assets								8044.49
4	Segment Liabilities	179.83	26.90	448.30	69.58	39.96	0.93		765.50
5	Unallocated Corporate Liabilities								2950.64
6	Total Liabilities								3716.14
7	Capital Expenditure	119.89	13.68	114.71	11.49	4.19			263.96
8	Depreciation& amortisation	57.22	16.97	158.29	34.53	12.34			279.35
9	Non Cash Expenses other than Depreciation	7.00		37.10					99.00

SCHEDULE 22 (Contd.)

Information about Business Segments (For the previous year 2003-2004):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE								
1a	Gross Sales (External)	1980.94	243.99	2923.50	734.45	247.04	0.03		6129.95
1b	Gross Sales (Inter-segment)	52.27	95.84	1.07	—	0.14	—	(149.32)	—
	Total Gross Sales	2033.21	339.83	2924.57	734.45	247.18	0.03	(149.32)	6129.95
2a	Other Income	18.30	3.02	20.10	10.65	18.90	0.06		71.03
2b	Unallocated Corporate Other Income								158.26
	Total Other Income	18.30	3.02	20.10	10.65	18.90	0.06	—	229.29
3	Total Revenue	2051.51	342.85	2944.67	745.10	266.08	0.09	(149.32)	6359.24
B	RESULTS								
1	Segment Result (PBIT)	520.36	58.37	295.66	219.21	(0.23)	(0.76)		1092.61
2	Unallocated Corporate Income / (Expenses)								138.53
3	Interest Expense								(153.88)
4	Profit from ordinary activities								1077.26
5	Profit Before Tax								1077.26
6	Provision for Current Tax								(291.00)
7	Deferred Tax								(7.00)
8	Profit after Tax								779.26
C	Other Information :								
1	Segment Assets	970.05	244.29	2453.77	520.95	149.80	3.98		4342.84
2	Unallocated Corporate Assets								2912.09
3	Total Assets								7254.93
4	Segment Liabilities	145.00	37.75	421.26	32.45	40.79	1.89		679.14
5	Unallocated Corporate Liabilities								2964.96
6	Total Liabilities								3644.10
7	Capital Expenditure	73.87	9.22	119.64	4.94	6.58			214.25
8	Depreciation	52.35	16.05	151.75	35.02	13.66	0.03		268.86
9	Non Cash Expenses other than Depreciation								—

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

SCHEDULE 22(Contd.)

18. **Related Party Transactions :**

a. Parties where control exists -

Subsidiaries:

Sun God Trading & Investments Ltd.
Samruddhi Swastik Trading & Investments Ltd.
Shree Digvijay Cement Co. Ltd.
UltraTech Cement Ltd.
Narmada Cement Company Ltd.
Dakshin Cement Ltd.
UltraTech Cylinco Private Limited

b. Other Related Parties with whom transactions have taken place during the year :

Joint Ventures :

Idea Cellular Limited
AV Cell Inc., Canada
TANFAC Industries Limited

Key Management Personnel:

i) Shri Shailendra K. Jain, Manager / Whole Time Director
Relatives of Shri Shailendra K.Jain :
- Smt. Niharika Jain, Wife
- Shri Suvvrat Jain, Son
- Shri Devavrat Jain, Son

ii) Shri D D Rathi, Whole Time Director
Enterprise where significant influence exists:
- Vishal Industries And Chemicals Pvt. Ltd.

c. **Nature of Transaction**

Rs. in Crores

	Particulars	Subsidiary	Joint Venture	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	12.37	0.19	Nil	Nil	Nil	12.56
		8.52	*0.05*	*Nil*	*Nil*	*Nil*	*8.57*
2.	Interest and other Income Received / Receivable	0.55	Nil	0.01	Nil	Nil	0.56
		3.80	*0.38*	*0.01*	*Nil*	*Nil*	*4.19*
3.	Purchases of goods / Payment for other services	5.16	105.34	2.81	0.04	0.01	113.36
		1.38	*86.95*	*1.21*	*0.04*	*Nil*	*89.58*
4.	Interest Waiver	Nil	Nil	Nil	Nil	Nil	Nil
		5.31	*Nil*	*Nil*	*Nil*	*Nil*	*5.31*
5.	Finance Provided	307.83	Nil	Nil	Nil	Nil	307.83
		Nil	*14.00*	*Nil*	*Nil*	*Nil*	*14.00*
6.	Repayment against Finance Provided	53.78	Nil	Nil	Nil	Nil	53.78
		6.32	*Nil*	*Nil*	*Nil*	*Nil*	*6.32*
7.	Interest paid	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*0.01*	*Nil*	*Nil*	*0.01*
8.	Dividend Received	2.88	Nil	Nil	Nil	Nil	2.88
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
9.	Sale of Fixed Assets	0.05	Nil	Nil	Nil	Nil	0.05
		0.03	*Nil*	*Nil*	*Nil*	*Nil*	*0.03*
10.	Outstanding Balances as on 31st March :						
	Investments (Debentures)	15.58	Nil	Nil	Nil	Nil	15.58
		3.39	*Nil*	*Nil*	*Nil*	*Nil*	*3.39*
	Debtors	2.23	0.01	Nil	Nil	Nil	2.24
		Nil	*(24,480)*	*Nil*	*Nil*	*Nil*	*(24,480)*
	Loans & Advances	342.71	Nil	0.25	Nil	1.60	344.56
		100.69	*Nil*	*0.23*	*Nil*	*Nil*	*100.92*
	Creditors	0.59	Nil	Nil	Nil	Nil	0.59
		0.06	*0.01*	*Nil*	*Nil*	*Nil*	*0.07*
	Unsecured Loan	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*0.10*	*Nil*	*Nil*	*0.10*
11.	Guarantees and Collaterals	8.42	65.34	Nil	Nil	Nil	73.76
		8.42	*65.34*	*Nil*	*Nil*	*Nil*	*73.76*

Notes:

1. *Previous Year's figures are given in Italics.*
2. *Shri D D Rathi has become Key Management Personnel during the year. Hence related party transactions of previous year pertaining to him have not been included in previous year's figures.*

SCHEDULES

SCHEDULE 23

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

1. CAPACITY & PRODUCTION

	Products	Unit	Licensed/ Registered * Capacity		Installed Capacity		Production # (Quantity)	
			2004-05	2003-04	2004-05	2003-04	2004-05	2003-04
1.	Viscose Staple Fibre/Polynosic/ HWM/ /Hi-Performance/ Speciality Fibre	Tonne						
	— At Nagda, Harihar & Kharach		322100	322100	253675	251850	247952	221005
2.	Sulphuric Acid (Captive & Intermediate Products)	Tonne						
	— At Nagda, Harihar & Kharach		298070	298070	191750	188970	203489	188023
3.	Carbon-di-Sulphide (Captive & Intermediate Products)	Tonne						
	— At Nagda, Harihar & Kharach		67615	67615	42915	42306	43904	40936
4.	Rayon Grade Pulp (At Harihar)	Tonne	72000	72000	70000	70000	62168	55869
5.	Rayon Grade Caustic Soda	Tonne	198000	198000	190800	190800	161966	157541
6.	Stable Bleaching Powder	Tonne	45000	45000	15000	15000	21124	21839
7.	Man-Made Fibre Fabrics (At Bhiwani)	Mtr. (in 000's)	600 Looms	600 Looms	126 Looms	126 Looms	13393	13395
		Kg. (in 000's)					185	171
8.	Man-Made Fibre Yarn (At Bhiwani & Malanpur)	Kg. (in 000's)	117500 Spindles	117500 Spindles	43488 Spindles	43488 Spindles	7039	7208
9.	Cement At Jawad, Raipur, Shambhupura, Malkhed, Reddipalayam & Bathinda	Tonne	18354356	18354290	13115356	13115290	12440517	11848730
10.	White Cement (At Khariakhangar)	Tonne	475000	400000	475000	400000	315368	310578
11.	Industrial Machinery	Tonne	25000	25000	15950	15950	##	##
12.	Poly Aluminium Chloride	Tonne	66000	66000	36000	36000	34238	28028
13.	Chloro Sulphonic Acid	Tonne	49500	49500	16500	16500	18141	15926
14.	Sponge Iron	Tonne	600000	600000	900000	900000	780341	687272

Notes:

(a) * Registered capacities are those capacities for which registrations granted pursuant to the schemes of delicensing.

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) # Includes third party processing

(d) Installed capacities indicated above include those vested in the Company consequent to the Scheme of arrangement. Necessary applications have been submitted to obtain endorsement of the name of the Company.

(e) ## Quantitative data can not be given as production represents fabrication, machining, etc. against individual tailor made orders.

SCHEDULE 23 (Contd.)

2. TURNOVER AND STOCKS

(Value Rs. in Crores)

	Products	Unit	Turnover				Stock					
			2004-05		2003-04		As on 31.3.2005		As on 31.3.2004		As on 31.3.2003	
			Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value
1.	Viscose Staple Fibre (At Nagda, Harihar & Kharach)	Tonne	226674 4859*	2020.26	223673 5437*	1854.72	20363	135.44	3944	24.88	11043	62.38
2.	Rayon Grade Pulp (At Harihar)	Tonne	— 61162*	—	190.00 57063*	0.47	1006	2.03	—	—	1384	2.10
3.	Rayon Grade Caustic Soda	Tonne	80045 83066*	121.75	80360 76607*	107.10	2600	3.59	3745	4.25	3171	3.28
4.	Stable Bleaching Powder	Tonne	21453	22.81	21970	22.56	71	0.06	400	0.32	531	0.44
5.	Man-Made Fibre Fabrics (At Bhiwani)	(000' Mtr.) (000' Kgs). (000' Mtr.)	14886 194 12*	168.63	14440 172	158.49	1460 18	15.22	2015 27	19.62	1602 28	16.45
6.	Man-Made Fibre Yarns - At Bhiwani & Malanpur	Kg. (in 000's)	6792 111*	95.98	6720 578*	87.35	641	8.57	505	6.32	595	7.59
7.	Industrial Machinery (At Nagda & Harihar)	Tonne		13.88 16.17#		4.40 13.18#		—		—		—
8.	Poly Aluminium Chloride	Tonne	32352 1000*	23.97	27430 917*	17.16	1461	1.14	575	0.35	894	0.61
9.	Chlorosulphonic Acid	Tonne	18081	11.86	15939	7.43	133	0.08	73	0.04	86	0.04
10.	Cement (At Jawad, Raipur, Reddipalayam, Shambhupura, Malkhed & Bathinda)	Tonne	12280360 351176*	2840.40 4.01#	11665167 299110*	2498.81 1.09#	143737	25.20	180322	29.10	172611	27.70
11.	White Cement (At Khariakhangar)	Tonne	311454	204.57	314819	199.38	8294	3.37	4380	2.02	8621	3.86
12.	Sponge Iron	Tonne	772799	1101.37	676921	714.87	26195	27.34	18653	12.40	8302	4.79
13.	Trading Activities : Coffee, Rice, Oil, Sugar etc.			—		0.03		2.11		0.73		0.37
14.	Others @			555.40		442.91						
				7180.88		6115.68						
				20.18#		14.27#						
				7201.06		6129.95		224.15		100.03		129.61

Notes:

1. * Inter-Divisional transfers
2. # Inter-Divisional transfers to Fixed Assets at Cost
3. @ Includes Service Income Rs.7.87 Crores (Previous Year Rs.5.61 Crores), Tax deducted at source Rs. 0.24 Crore (Previous Year Rs. 0.26 Crore).

SCHEDULES

SCHEDULE 23 (Contd.)

3. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS (Value Rs. in Crores)

	Unit	2004-05		2003-04	
		Quantity	Value	Quantity	Value
a) Raw Materials Consumed:					
Pulp Wood	Tonne	190010	62.85	170399	43.90
Dissolving Pulp	Tonne	189989	603.17	166803	469.85
		61162*		57056*	
Caustic Soda	Tonne	56809	67.65	52202	57.86
		81838*		72980*	
Sulphur	Tonne	74812	54.34	97337	47.28
Salt	Tonne	250114	21.96	243941	19.17
Hydrated Lime	Tonne	16052	4.32	16677	3.94
Man-made Fibre Yarn	Kg.(in 000's)	2069	29.49	1974	25.17
		157*		577*	
Cotton/ Man-made Fibres	Kg.(in 000's)	5615	34.07	4471	26.21
		3927*		5407*	
Lime Stone	Tonne	15363227	123.29	14660498	115.38
Steel Plates, Sheets etc.	Tonne	1411	6.81	938	3.67
Natural Gas	SMQ('000)	161459	50.83	194297	59.65
Naptha	Tonne	49624	98.56	33302	49.09
Propane	Tonne	33894	86.69	1830	4.05
Iron Ore Pellets	Tonne	498914	186.67	464863	112.66
Iron Ore Lumps	Tonne	659693	138.86	538576	91.70
Others			303.49		242.91
			1873.05		1372.49
* Consumption of own Production					
b) Purchase of Finished Goods:					
Fabrics	Mtr.(in 000's)	950	14.15	1458	17.09
Cement	Tonne	154434	34.85	123258	27.39
Enginnering Items					0.07
Viscose Staple Fibre	Tonnes			1006	5.92
Others			0.02		
			49.02		50.47
c) Imports at CIF Value :					
Raw Materials			577.09		307.87
Finished Goods			1.38		5.92
Spare Parts, Components & Coal			99.81		62.34
Capital Goods			25.86		4.18

SCHEDULE 23 (Contd.)

d) Total Value of Raw Materials, Stores, Spare Parts and Components consumed:

(Value Rs. in Crores)

	Raw Materials				Stores, Spare parts, Components etc.			
	2004-05		2003-04		**2004-05**		2003-04	
	Value	**%**	Value	%	**Value**	**%**	Value	%
Imported	**594.57**	**31.74**	374.76	27.31	**41.91**	**9.98**	38.24	10.89
Indigenous	**1278.48**	**68.26**	997.73	72.69	**377.82**	**90.02**	312.89	89.11
	1873.05	**100.00**	1372.49	100.00	**419.73**	**100.00**	351.13	100.00

4. EXPENDITURE IN FOREIGN CURRENCY	**2004-05**	2003-04
i) Technical know-how and Services	**0.76**	0.68
ii) Professional and Consultancy Fees	**1.28**	2.19
iii) Interest and Commitment Charges on Foreign Currency Loans/Debentures	**4.54**	3.24
iv) Others	**2.56**	3.94

5. EARNINGS IN FOREIGN EXCHANGE:	**2004-05**	2003-04
i) Export of Goods - On F.O.B basis	**155.09**	153.96
ii) Technical Know-how & Service charges	**0.53**	0.24
iii) Interest and Dividend	**5.21**	3.39
iv) Others	**0.12**	1.97

6. DIVIDEND TO NON-RESIDENT SHAREHOLDERS :

	For 2003-04			For 2002-03		
	No. of Shareholders	**Shares held**	*** Gross Amount of Dividends (Rs.in lacs)**	No. of Shareholders	Shares held	* Gross Amount of Dividends (Rs.in lacs)
Equity	**5438**	**31337806**	**4389.29**	5863	29754546	2975.45

*Includes Rs. 4682.58 Lacs (Previous Year Rs. 2971.98 Lacs) pertaining to Dividend Warrants of Non-Resident shareholders sent to their Bankers/Mandates in India.

Signatures to Schedules '1' to '23'

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet abstract and General Business Profile

1 Registration Details

Registration No.	10-00410	State Code	10
Balance Sheet Date	31-03-05		

2 Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3 Position of Mobilisation and Development of funds (Amount in Rs. Thousands)

Total Liabilities	80444610	Total Assets	80444610
Sources of Funds :			
Paid up Capital	916895	Reserves & Surplus	42366794
Secured Loans	14390113	Unsecured Loans	5693082
Application of Funds :			
Net Fixed Assets	32085365	Investments	29820166
Net Current Assets	18539078	Miscellaneous Expenditure	NIL
Accumulated Losses	NIL		

4 Performance of the Company (Amount in Rs. Thousands)

Turnover	72010610	Total Expenditure	58973509
+ - Profit / (Loss) before Tax	13037101	+ - Profit / (Loss) after Tax	+8857101
Earnings per Share (Rs.)	96.60	Dividend Rate (%)	160.00

5 Generic names of three principal products / services of the Company (As per monetary terms)

a) Item Code No.	550410-00
Product Description	STAPLE FIBRE
b) Item Code No.	252329-01
Product Description	GREY PORTLAND CEMENT
c) Item Code No.	720310-00
Product Description	SPONGE IRON

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH,2005

Rs. in Crores

		Current Year		Previous Year	
A.	**Cash Flow from Operating Activities**				
a.	Net profit before tax and exceptional item	1,361.36		1,077.26	
	Adjustment for :				
	Depreciation	284.57		273.06	
	Interest expenses	138.76		153.88	
	Interest Income	(75.38)		(55.28)	
	Dividend Income	(39.37)		(86.32)	
	Write down of assets held for disposal	7.00		—	
	Profit/Loss on sale of Fixed Assets (Net)	(2.25)		0.90	
	Profit on sale of Long Term Investment (Net)	(24.90)		(31.65)	
	Profit on sale of Current Investments (Net)	(3.37)		(1.79)	
b.	Operating profit before working capital changes	1,646.42		1,330.06	
	Adjustments for :				
	Trade and other receivables	(78.33)		(64.28)	
	Inventories	(219.13)		80.49	
	Assets held for disposal	1.84		2.49	
	Trade Payables	90.96		30.75	
c.	Cash generated from Operations	1,441.76		1,379.51	
	Direct Taxes Paid (Net)	(391.30)		(210.28)	
	Cash from operating activities before exceptional item	1,050.46		1,169.23	
	Net Cash from Operating Activities		1,050.46		1,169.23
B.	**Cash Flow from Investing Activities**				
	Purchase of fixed assets	(301.75)		(231.24)	
	Sale of fixed assets	19.71		5.65	
	Purchase of Investments	(75.41)		(792.83)	
	Sale of Investments	666.13		53.64	
	Investments/Advances in Joint Ventures, Subsidiaries & Others	(1,294.15)		24.74	
	Net Proceeds from sale of Current Investments	3.37		1.79	
	Interest received	74.29		55.28	
	Dividend received	39.37		86.32	
	Net Cash from / (used in) investing activities		(868.44)		(796.65)
C.	**Cash Flow from Financing Activities**				
	Proceeds from borrowings	326.40		410.50	
	Repayments of borrowings	(354.13)		(388.73)	
	Interest paid	(150.11)		(173.66)	
	Dividends paid	(128.19)		(91.57)	
	Corporate dividend tax	(16.77)		(11.75)	
	Net Cash from / (used in) financing activities		(322.80)		(255.21)
D.	**Net increase/(Decrease) in Cash and Cash equivalent**		(140.78)		117.37
	Cash and Cash equivalent at beginning of the year		227.48		110.11
	Cash and Cash equivalent at end of the year		86.70		227.48
	(Cash and cash equivalent represent Cash and Bank balances)				

Note :

1. Previous year figures have been regrouped/recast wherever necessary

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

Name of the Subsidiary Company	Dakshin Cements Limited #	Narmada Cement Company Limited #	Samruddhi Swastik Trading And Investments Limited	Shree Digvijay Cement Company Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited	UltraTech Ceylinco Private Limited #
1 Financial year of the Subsidiary ended on	31.03.2005	30.09.2004	31.03.2005	31.03.2005	31.03.2005	31.03.2005	31.12.2004
2 Holding Company's Interest							
i) Equity Shares of Rs.10 each							
a) Number of Shares Fully paid	50,000	6,97,52,898	65,00,000	45,30,923	49,000	6,35,42,320 *	40,000,000
b) % Share held by Grasim Industries Limited and its Subsidiaries	100%	97.70%	100%	60.78%	100%	51.08%	80%
ii) 15% Redeemable Cumulative Preference Shares							
a) Number of Shares (Face Value Rs.100 each) Fully Paid up	—	—	—	—	100	—	—
b) % Share held by Grasim Industries Limited and its Subsidiaries	—	—	—	—	100%	—	—
	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs
3 Net aggregate amount of Profit/(Losses) of the Subsidiary, so far as they concern members of Grasim Industries Limited							
i) For the Financial Year of Subsidiary							
a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL	NIL	NIL	NIL	NIL
b) Not dealt with in the accounts of the Holding Company	NIL	29.01	46.49	(607.08)	—	145.58	2.49
ii) For the previous Financial years of the Subsidiary since it became the holding Company's Subsidiary							
a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL	NIL	NIL	NIL	NIL
b) Not dealt with in the accounts of the Holding Company	—	57.51	266.25	(11,677.24)	—	915.35	—
4 As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212(5) of the Companies Act, 1956, is not applicable.		@					@
@ Changes in the interest of the Holding Company between the end of the subsidiary's financial year and 31st March, 2005							
Number of shares acquired		NIL					NIL
Material changes between the end of the subsidiary's financial year and 31st March, 2005							
a) Fixed assets (net additions)		NIL					NIL
b) Investments (Net)		NIL					NIL
c) Moneys lent by the subsidiary		NIL					NIL
d) Moneys borrowed by the subsidiary company other than for meeting current liabilities		NIL					NIL

Notes:

1 The Department of Company Affairs, Government of India, New Delhi vide its orders issued under section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the accounts of subsidiaries of the Company However, annual accounts of the subsidiary companies and the related detailed information will be made available to the investors of the company and the subsidiaries of the Company seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

* Includes 4.08 % shares held by Samruddhi Swastik Trading and Investments Limited, a subsidiary of the Company

\# Subsidiary Companies of UltraTech Cement Limited

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

Mumbai, 29th April, 2005

Ashok Malu
Company Secretary

D.D. Rathi
Whole Time Director & CFO

Shailendra K Jain
Whole Time Director

Particulars of Subsidiary Companies as required by orders of Ministry of Company Affairs, Government of India, issued under section 212 (8) of the Companies Act, 1956 are as follows

Name of the Subsidiary Company	Dakshin Cements Limited	Narmada Cement Company Limited	Samruddhi Swastik Trading And Investments Limited	Shree Digvijay Cement Company Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited	UltraTech Ceylinco Private Limited #	
	(Rs. Crores)	(Rs. Crores)	(Rs. Crores)	(Rs. Crores)	(Rs. Crores)	(Rs. Crores)	(Sri Lankan Rs. Crores)	(Rs. Crores)
(a) Share Capital (Equity and Preference)	0.05	71.39	6.50	7.46	0.05	124.40	50.00	20.91
(b) Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	—	(165.06)	3.13	(200.72)	—	942.73	(9.40)	(3.93)
(c) Total assets (Fixed Assets+Current Assets)	0.14	146.57	5.85	153.96	0.04	3,434.73	89.36	37.37
(d) Total Liabilities (Debts + Current Liabilities & Provisions)	0.09	240.24	168.27	347.24	—	2,552.39	48.76	20.39
(e) Details of Investments (excluding investments in the subsidiary companies)								
- Equity/Preference Shares	—	—	0.01	—	0.01	—	—	—
- Government Securities	—	—	—	0.01	—	—	—	—
- UTI Bonds	—	—	—	0.01	—	—	—	—
(f) Turnover	—	179.61	—	88.89	—	2,681.05	249.80	110.60
(g) Profit / (Loss) Before Taxation	—	(26.63)	0.56	(10.11)	—	(33.60)	18.44	7.74
(h) Provision for Taxation	—	31.51	0.10	(0.12)	—	(36.45)	1.11	0.49
(i) Profit / (Loss) after Taxation	—	(58.14)	0.46	(9.99)	—	2.85	17.33	7.25
(j) Proposed Dividend (including Corporate Dividend Tax)	—	—	—	—	—	10.66	—	—

\# Exchange rate as on 31st December 2004 - 1 INR = 2.3913 Sri Lankan Rupee

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF GRASIM INDUSTRIES LIMITED, ITS SUBSIDIARIES AND ITS INTERESTS IN JOINT VENTURES.

We have examined the attached consolidated Balance Sheet of GRASIM INDUSTRIES LIMITED, its subsidiaries and its interests in joint ventures as at 31st March 2005, and the consolidated Profit and Loss Account and also the consolidated Cash Flow Statement for the year then ended.

1. These financial statements are the responsibility of the Grasim Industries Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. (a) The financial statements of the subsidiary UltraTech Cement Company Limited, have been audited by us and S.B. Bilimoria & Co. whose financial statements reflect total assets of Rs.3619.52 Crs. as at 31st March 2005 and total revenues of Rs. 2724.20 Crs. for the year then ended.

   b) We did not audit the financial statements of Samruddhi Swastik Trading and Investment Company Limited and Sun God Trading and Investment Limited, whose financial statements reflect total assets of Rs.177.90 Crs. and 0.05 Crs. respectively as at 31st March 2005 and total revenues of Rs 0.89 Crs. and Rs. Nil respectively for the year then ended. These financial statements have been audited by respective auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

   c) The unaudited financial statements of the subsidiaries 1] Narmada Cement Company Limited and 2] Ultra Tech Ceylinco (Private) Limited, reflect total assets of Rs. 74.16 Crs. as at 31st March 2005 and total revenues of Rs. 150.63 Crs. for the year then ended.

   We did not audit the financial statements of Shree Digvijay Cement Company Limited audited by their auditors for the period 1st October 2004 to 31st March 2005 which reflect total assets of Rs. 153.98 Crs. as at 31st March 2005 and revenue of Rs. 174.00 Crs. for the year then ended based on unaudited limited review for the period 1st April 2004 to 30th September 2004 and audited financial statements for the period of 1st October 2004 to 31st March 2005.

   d) The financial statements of the subsidiary Dakshin Cement Limited have been audited by us, whose financial statements reflect total assets of Rs. 0.05 Crs. as at 31st march 2005 and total revenues of Rs. Nil for the year then ended.

3. (a) We did not audit the financial statements of joint venture AV Cell Inc. Canada, whose financial statements reflect total assets of Rs 254.15 Crs. as at 25th September, 2004 and total revenues of Rs.303.72 Crs. for the year then ended. These financial statements have been audited by their auditors, whose reports have been furnished to us by the management, and our opinion, insofar as it relates to the amounts considered in respect of the joint venture, is based solely on the report of their auditors.

   (b) We did not audit the separate financial statements of other joint ventures Idea Cellular Limited and TANFAC Industries Limited, whose unaudited financial statements reflect total assets of Rs. 5327.74 Crs. and Rs. 98.26 Crs. respectively as at 31st March 2005 and total revenues of Rs.2287.55Crs. and Rs. 77.87 Crs. respectively for the year then ended. The said financial statements, which were furnished to us by the management, were unaudited. We are unable to express an opinion on true and fair view insofar as it relates to amounts considered in the consolidated financial statements in respect of the joint ventures for the reasons as stated above.

4. We report that the Consolidated Financial Statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and Accounting Standard (AS) 27, Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of Grasim Industries Limited, its subsidiaries and its joint ventures considered in the consolidated financial statements.

   On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of Grasim Industries Limited, its subsidiaries and joint ventures (including unaudited financial statements of two of joint ventures) included in the consolidated financial statements read together with notes on Accounts of Consolidated Financial Statements, we are of the opinion that :

   (a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of Grasim Industries Limited, its subsidiaries and its interests in joint ventures as at 31st March 2005.

   (b) The consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of Grasim Industries Limited, its subsidiaries and its interest in joint ventures for the year then ended; and

   (c) The consolidated Cash Flow Statements gives a true and fair view of the consolidated cash flows of Grasim Industries Limited, its subsidiaries and its interests in joint ventures for the year ended on that date.

For G.P. Kapadia & Co.
Chartered Accountants

NIMESH BHIMANI
Partner.
Membership No.30547

Place: Mumbai:
Date: 29th April 2005

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2005

(Rs. in Crores)

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SOURCES OF FUNDS					
Shareholders Funds					
Share Capital	1				
Equity Share Capital		91.67	179.55	271.22	270.73
Proportionate consolidation eliminations				**(179.55)**	(179.06)
				91.67	91.67
Share Capital Suspense		0.02	—	0.02	0.02
Other Share Capital	2	—	42.56	42.56	42.20
Reserves and Surplus	3	4,080.50	(131.00)	3,949.50	3,227.90
Proportionate consolidation eliminations				**1.77**	1.32
				3,951.27	3,229.22
		4,172.19	91.11	4,085.52	3,363.11
Minority Interest		500.23	—	500.23	—
Loan Funds					
Secured Loans	4	2,761.80	174.81	2,936.61	1,577.36
Unsecured Loans	5	846.52	119.28	965.80	813.92
Documentary Bills Discounted with Banks	6	33.53	—	33.53	28.34
		3,641.85	294.09	3,935.94	2,419.62
Deferred Tax Liabilities (Net)		1,181.68	0.70	1,182.38	633.73
TOTAL		9,495.95	385.90	9,704.07	6,416.46
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	7	10,618.85	476.47	11,095.32	6,228.48
Less: Depreciation		4,827.04	189.60	5,016.64	2,784.22
Net Block		5,791.81	286.87	6,078.68	3,444.26
Capital Work-in-Progress		195.59	11.88	207.47	86.81
		5,987.40	298.75	6,286.15	3,531.07
Fixed Assets held for Disposal		13.73	—	13.73	22.91
Investments	8	947.80	0.09	947.89	2,521.25
Proportionate consolidation eliminations				**(178.93)**	(178.89)
				768.96	2,342.36
Goodwill	9	1,867.33	89.26	1,956.59	120.90
Goodwill on proportionate consolidation of interest in joint ventures				**1.15**	1.15
				1,957.74	122.05
Deferred Tax Assets (Net)		—	2.97	2.97	31.53
Current Assets, Loans and Advances					
Interest accrued on Investments		1.09	0.07	1.16	—
Inventories	10	1,040.18	16.57	1,056.75	494.75
Sundry Debtors	11	705.61	15.92	721.53	510.65
Cash and Bank Balances	12	149.04	15.69	164.73	244.05
Loans and Advances	13	437.77	16.17	453.94	244.96
		2,333.69	64.42	2,398.11	1,494.41
Less: **Current Liabilities and Provisions**					
Liabilities	14	1,350.47	68.93	1,419.40	932.11
Provisions	15	303.55	0.66	304.21	195.76
		1,654.02	69.59	1,723.61	1,127.87
Net Current Assets		679.67	(5.17)	674.50	366.54
Miscellaneous Expenditure	16	0.02	—	0.02	—
TOTAL		9,495.95	385.90	9,704.07	6,416.46
Accounting Policies and Notes on Accounts	25				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2005

(Rs. in Crores)

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
INCOME					
Sales (Includes Services Revenue)		10,642.69	230.06	**10,872.75**	6,436.50
Less: Excise Duty		1,483.82	0.90	**1,484.72**	946.92
Net Sales (including Services Revenue)		**9,158.87**	**229.16**	9,388.03	5,489.58
Interest and Dividend Income	17	116.58	0.50	**117.08**	147.67
Other Income	18	122.28	1.26	**123.54**	99.61
Increase/ (Decrease) in Stocks	19	121.50	0.64	**122.14**	(24.63)
		9,519.23	231.56	**9,750.79**	5,712.23
EXPENDITURE					
Raw Materials Consumed	20	2,129.44	28.33	**2,157.77**	1,414.07
Manufacturing/ Operating Expenese	21	2,886.73	74.15	**2,960.88**	1,431.70
Purchases of Finished and Other Products		46.55	0.64	**47.19**	50.47
Payments to and Provisions for Employees	22	478.59	20.80	**499.39**	386.68
Selling, Distribution, Administration and Other Expenses	23	1,770.16	43.11	**1,813.27**	886.80
Interest	24	260.93	23.74	**284.67**	195.58
Depreciation & Amortisations		521.47	27.60	**549.07**	299.68
Amortization of Intangible Assets		—	7.06	**7.06**	6.39
Amortization of Miscellaneous Expenditure		—	—	—	2.02
		8,093.87	225.43	**8,319.30**	4,673.39
Profit before Tax & Exceptional items		**1,425.36**	**6.13**	1,431.49	1,038.84
Surplus on pre-payment of sales tax loan		34.35	—	**34.35**	—
Impairment of Goodwill		(162.45)	—	**(162.45)**	—
Profit before Tax		**1,297.26**	**6.13**	1,303.39	1,038.84
Provision for tax of earlier year written back		0.38	—	**0.38**	1.44
Provision for Current Tax		(483.65)	—	**(483.65)**	(291.20)
Deferred tax		40.79	0.39	**41.18**	(10.83)
Profit after Tax		**854.78**	**6.52**	861.30	738.25
Less : Minority Interest		(15.18)	—	**(15.18)**	—
Less : Pre-Acquisition profit/ (loss)		(3.85)	—	**(3.85)**	—
Net Profit		873.81	**6.52**	**880.33**	738.25
Investment Allowance Reserve Written back		0.16	—	**0.16**	8.27
Debenture Redemption Reserve no longer required		6.86	—	**6.86**	42.04
Balance brought forward from Previous Year		666.02	(147.84)	**518.18**	696.85
Profit available for Appropriation		**1,546.85**	**(141.32)**	1,405.53	1,485.41
Appropriations					
Debenture Redemption Reserve		—	—	—	—
Proposed Final Dividend		151.24	—	**151.24**	128.34
Corporate Dividend Tax		22.23	—	**22.23**	16.44
General Reserve		700.00	—	**700.00**	850.00
Balance carried to Balance Sheet		673.38	(141.32)	**532.06**	490.63
		1,546.85	**(141.32)**	**1,405.53**	1,485.41
Basic and diluted earnings per share (in Rs.)				**96.01**	80.52
Accounting Policies and Notes on Accounts	25				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 1				
EQUITY SHARE CAPITAL				
91672097 Equity Shares of Rs.10 each fully paid (Previous year 91671233 equity shares)	91.67	179.55	**271.22**	270.73
Proportionate consolidation eliminations			**(179.55)**	(179.06)
			91.67	91.67
Share Capital Suspense	**0.02**	—	0.02	0.02
	91.69	**179.55**	**91.69**	91.69
SCHEDULE 2				
OTHER SHARE CAPITAL				
Class B Non Voting Shares of AV Cell Inc.	—	6.00	**6.00**	5.64
11% Red. Cum Non-Convertible Pref Shares of Rs. 100 lacs each of Idea Cellular Ltd.	—	36.56	**36.56**	36.56
	—	**42.56**	**42.56**	42.20
SCHEDULE 3				
RESERVES & SURPLUS				
1. Capital Reserve				
- On Revaluation of Fixed Assets	**4.70**	—	4.70	5.31
- Capital Subsidy	**2.40**	**0.03**	2.43	2.43
2. Amalgmation Reserve	**1.38**	**7.54**	8.92	8.94
3. Preference Share Capital Redemption Reserve	**1.83**	—	1.83	1.83
4. Debenure Redemption Reserve	**147.60**	—	147.60	154.46
5. Share Premium Account	**823.52**	—	823.52	823.52
6. General Reserve	**2,425.39**	**2.48**	2,427.87	1,744.16
7. Investment Allowance Reserve	**0.30**	—	0.30	0.46
8. Foreign Currency translation reserve	—	**0.26**	0.26	—
Proportionate consolidation eliminations	—	—	1.77	1.32
9. Surplus as per Profit and Loss Account *(Includes Rs. 4.83 Crores arising on account of change in ownership interest.)	**673.38**	**(141.32)**	532.06	486.79
	4,080.50	**(131.01)**	3,951.26	3,229.22
SCHEDULE 4				
SECURED LOANS				
Non-Convertible Debentures	1,820.92	—	**1,820.92**	1,030.50
Interest accrued and due on above	4.30	—	**4.30**	1.29
Other Loans:				
Term Loans from Banks and Financial Institution				
Rupee Loans	31.99	162.65	**194.64**	175.65
Foreign Currency Loans	533.94	7.77	**541.71**	250.49
Term Loans from Others - Rupee Loans	6.10	0.03	**6.13**	—
Deferred Sales-tax Loan	15.18	0.02	**15.20**	21.03
Other Secured Loans	—	2.33	**2.33**	21.03
Working Capital Borrowings from Banks	249.37	2.01	**251.38**	98.40
Other Loans from Banks	100.00	—	**100.00**	—
	2,761.80	**174.81**	**2,936.61**	1,598.39

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 5				
UNSECURED LOANS				
Fixed Deposits	—	—	—	0.31
Short Term Loans and Advances:				
From Banks:				
Commercial Paper	—	—	—	0.50
Buyers' Import Credit	96.66	—	**96.66**	243.10
Other Short Term Loans	78.91	96.51	**175.42**	64.35
From Others :	29.85	13.30	**43.15**	28.50
	205.42	109.81	**315.23**	336.45
Other Loans and Advances:				
From Banks:	11.31	—	**11.31**	19.38
From Others:				
Deferred Sales Tax Loan	201.97	—	**201.97**	446.33
Other Long Term Loans	427.82	9.47	**437.29**	9.94
Interest Accrued & due on above	—	—	—	1.51
	629.79	9.47	**639.26**	457.78
	641.10	9.47	**650.57**	477.16
	846.52	119.28	**965.80**	813.92
SCHEDULE 6				
DOCUMENTARY BILLS DISCOUNTED WITH BANKS				
Against Demand/ Usance Bills under Letter of Credit	33.17	—	**33.17**	27.97
Against Usance Bills	0.36	—	**0.36**	0.37
	33.53	—	**33.53**	28.34

SCHEDULE 7
FIXED ASSETS

SN	DESCRIPTION	GROSS BLOCK AS ON 31.03.2005			Previous Year	NET BLOCK AS ON 31.03.2005			Previous Year
		Grasim & Subsidiary	Joint Ventures	Consoli-dated		Grasim & Subsidiary	Joint Ventures	Consoli-dated	
1.	Freehold Land	140.70	0.51	**141.21**	71.91	140.70	0.51	**141.21**	71.91
2.	Leasehold Land	85.98	0.70	**86.68**	51.26	74.18	0.65	**74.83**	45.67
3.	Buildings	971.90	7.69	**979.59**	506.84	750.27	5.82	**756.09**	404.31
4.	Workers' Quarters under Government Subsidised Schemes	—	—	—	0.55	—	—	—	0.07
5.	Railway Sidings	257.04	—	**257.04**	107.48	169.56	—	**169.56**	72.87
6.	Plant & Machinery	8780.40	320.26	**9,100.66**	5,101.43	4485.14	194.75	**4,679.89**	2,639.66
7.	Ships	64.12	—	**64.12**	64.12	34.83	2.48	**37.31**	38.04
8.	Furniture, Fittings & Office Equipments	258.27	8.51	**266.78**	162.34	101.97	0.10	**102.07**	66.07
9.	Livestock	0.01	—	**0.01**	0.01	0.01	—	**0.01**	0.01
10.	Vehicles etc.	59.37	1.35	**60.72**	50.52	34.68	0.54	**35.22**	32.48
11.	Intangible Assets								
	- Softwares	0.51	2.26	**2.77**	1.97	0.40	0.83	**1.23**	0.79
	- Entry/ License Fees	—	135.19	**135.19**	110.05	—	81.19	**81.19**	72.38
	TOTAL	**10618.30**	**476.47**	**11094.77**	6228.48	**5791.74**	**286.87**	**6078.61**	3444.26
	Capital work-in-progress (including Advances & Pre-operative Expenses)					195.59	11.88	**207.47**	86.81
						5,987.33	**298.75**	**6,286.08**	3,531.07

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 8				
INVESTMENTS				
Investments in Government and Trust Securities	19.44	—	**19.44**	5.99
Investments in Shares, Debentures or Bonds and others	928.36	0.09	**928.45**	2,515.26
	947.80	**0.09**	**947.89**	2,521.25
Proportionate consolidation eliminations			**(178.93)**	(178.89)
			768.96	2,342.36
SCHEDULE 9				
GOODWILL				
Goodwill has been derived in accordance with AS-21 and AS-27 for which calculations are as under:				
a. (i) **In case of Investment in Subsidiaries:**				
Carrying Cost of Investment	2,261.20		**2,261.20**	62.87
Less : Grasim's Share in Net Worth on acquisition	506.47		**506.47**	(24.21)
	1,754.73		**1,754.73**	87.08
(ii) **Goodwill arising in consolidated financial statements of Subsidiaries**	275.05		**275.05**	—
	2,029.78		**2,029.78**	87.08
Less: Impairment of Goodwill	(162.45)		**(162.45)**	—
	1,867.33		**1,867.33**	87.08
b) **Proportionate interest in Goodwill of Joint Ventures:**		**89.26**	**89.26**	33.82
			1,956.59	120.90
c) **In case of Investment in Joint Ventures:**				
Carrying Cost of Investment			**178.89**	178.89
Less : Grasim's Share in Net Worth on acquisition			**177.74**	177.74
			1.15	1.15
			1,957.74	122.05
SCHEDULE 10				
INVENTORIES				
Stores and Spare Parts, Packing Materials and Fuels	422.14	1.45	**423.59**	192.64
Raw Materials	199.26	8.67	**207.93**	132.50
Finished Goods (including trading goods)	291.50	6.39	**297.89**	107.07
By Products	1.31	—	**1.31**	1.79
Process Stock	124.02	0.06	**124.08**	59.53
Waste/Scrap (at net realisable value)	1.95	—	**1.95**	1.22
	1,040.18	16.57	**1,056.75**	494.75
SCHEDULE 11				
SUNDRY DEBTORS				
Exceeding six months :				
Good and Secured	3.85	—	**3.85**	0.11
Good and Unsecured	18.16	6.67	**24.83**	21.96
Doubtful and Unsecured	8.94	9.97	**18.91**	16.94
	30.95	16.64	**47.59**	39.01
Less: Provision for Doubtful Debts	8.94	9.97	**18.91**	16.94
	22.01	6.67	**28.68**	22.07
Others				
Good and Secured	236.24	—	**236.24**	172.30
Good and Unsecured	447.36	9.25	**456.61**	316.28
Doubtful and Unsecured	—	1.78	**1.78**	0.36
	683.60	11.03	**694.63**	488.94
Less: Provision for Doubtful Debts	—	1.78	**1.78**	0.36
	683.60	9.25	**692.85**	488.58
	705.61	15.92	**721.53**	510.65

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 12				
CASH AND BANK BALANCES				
Cash balance on hand	0.81	0.76	**1.57**	10.18
Bank Balances:				
With Scheduled Banks:				
Current Accounts (including cheques under collection)	130.53	(0.17)	**130.36**	93.58
Deposit Accounts	17.69	15.10	**32.79**	12.26
	148.22	14.93	**163.15**	105.84
With Others	—	—	—	—
	148.22	14.93	**163.15**	105.84
In Government Treasury Saving Account	0.01	—	**0.01**	0.03
	149.04	15.69	**164.73**	116.05
Escrow Account with Scheduled Bank	—	—	—	128.00
	149.04	15.69	**164.73**	244.05
SCHEDULE 13				
LOANS AND ADVANCES (Considered Good)				
Secured Loans	3.07	—	**3.07**	—
Unsecured Loans-				
Deposits with Bodies Corporate	9.88	—	**9.88**	16.11
Deposits and Balances with Government and other Authorities (including accrued interest)	81.21	0.57	**81.78**	48.80
Other Deposits	50.06	0.73	**50.79**	34.57
Advances recoverable in cash or in kind or for value to be received	289.67	13.70	**303.37**	144.85
Advance Income tax (Net of Provisions)	3.88	1.17	**5.05**	0.63
	434.70	16.17	**450.87**	244.96
	437.77	16.17	**453.94**	244.96
SCHEDULE 14				
CURRENT LIABILITIES				
Sundry Creditors	861.52	37.84	**899.36**	608.18
Security and Other Deposits	147.87	5.74	**153.61**	114.40
Unclaimed Dividends	4.47	0.02	**4.49**	4.24
Other Liabilities	250.73	23.40	**274.13**	138.80
Bank Overdraft	—	0.17	**0.17**	3.21
Interest accrued but not due on debentures/ loans	85.88	1.76	**87.64**	63.28
	1,350.47	68.93	**1,419.40**	932.11

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 15				
PROVISIONS				
Retirement Benefits	53.81	0.16	**53.97**	38.31
Proposed Dividend	151.24	—	**151.24**	128.34
Corporate Dividend Tax	21.90	—	**21.90**	16.44
Provision for Taxation (Net of Advance Tax)	72.01	0.46	**72.47**	12.67
Other Provisions	4.59	0.04	**4.63**	—
	303.55	0.66	**304.21**	195.76
SCHEDULE 16				
MISCELLANEOUS EXPENDITURE				
(To the extent not written-off or adjusted)				
Preliminary Expenses	—	—	—	—
Share Issue Expenses	—	—	—	—
Deferred Revenue Expnditure	0.02	—	**0.02**	—
	0.02	—	**0.02**	—
SCHEDULE 17				
INTEREST AND DIVIDEND INCOME				
Interest (Gross) on :				
a) Government and other Securities	1.57	—	**1.57**	0.16
b) Other Investments	1.28	0.38	**1.66**	—
Dividend (Gross)	39.66	—	**39.66**	87.97
Interest on Bank and Other Accounts	74.07	0.12	**74.19**	59.54
	116.58	0.50	**117.08**	147.67
SCHEDULE 18				
OTHER INCOME				
Export Incentives	4.92	—	**4.92**	6.46
Rent Received	1.21	—	**1.21**	1.84
Lease Rent	8.63	—	**8.63**	4.04
Processing Charges	5.13	—	**5.13**	8.47
Insurance Claims	2.68	0.01	**2.69**	3.88
Profit on Sale of Current Investments	3.37	0.02	**3.39**	1.96
Profit on Sale of Long Term Investments	24.90	—	**24.90**	31.65
Profit on sale of Fixed Assets	2.25		**2.25**	
Excess/Short Provisions	22.60	0.41	**23.01**	16.34
Prior period adjustments	3.12	—	**3.12**	1.55
Exchange Rate Difference	0.02	0.22	**0.24**	5.35
Miscellaneous Receipts	43.45	0.60	**44.05**	18.07
	122.28	1.26	**123.54**	99.61

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 19				
INCREASE / (DECREASE) IN STOCKS				
Closing Stock				
Finished Goods	291.50	4.86	**296.36**	107.07
By-Products	1.31	—	**1.31**	1.79
Process Stock	124.02	0.06	**124.08**	59.53
Waste/Scrap	1.95	—	**1.95**	1.22
	418.78	4.92	**423.70**	169.61
Opening Stock				
Finished Goods	151.02	4.41	**155.43**	136.12
By-Products	1.79	—	**1.79**	7.33
Process Stock	116.23	0.06	**116.29**	57.76
Waste/Scrap	1.22	—	**1.22**	1.51
	270.26	4.47	**274.73**	202.72
Add: Increase/ (Decrease) in Excise Duty on Stock	(27.02)	0.19	**(26.83)**	8.48
Less : Capitalised / Diminution (IDEA)	—	—	—	—
	297.28	4.28	**301.56**	194.24
Increase/ (Decrease) in Stocks	121.50	0.64	**122.14**	(24.63)
SCHEDULE 20				
RAW MATERIALS CONSUMED				
Opening Stock	136.58	4.88	**141.46**	159.74
Purchases and Incidental Expenses	2,211.38	31.87	**2,243.25**	1,390.91
	2,347.96	36.75	**2,384.71**	1,550.65
Less:				
Sales	19.26	0.04	**19.30**	4.08
Closing Stock	199.26	8.38	**207.64**	132.50
	218.52	8.42	**226.94**	136.58
	2,129.44	28.33	**2,157.77**	1,414.07
SCHEDULE 21				
MANUFACTURING / OPERATING EXPENSES				
Consumption of Stores, Spare Parts and Components, PackingMaterials and Incidental Expenses	672.43	5.64	**678.07**	338.16
Power & Fuel	2,011.24	7.95	**2,019.19**	952.09
Processing Charges	50.25	0.05	**50.30**	26.05
License Fees	—	11.98	**11.98**	9.42
Roaming Charges	—	12.91	**12.91**	4.46
Interconnect and other DoT charges	—	27.21	**27.21**	19.99
Repairs to Buildings	19.50	0.19	**19.69**	17.67
Repairs to Machinery (excluding Spare Parts and Components)	101.85	8.03	**109.88**	54.29
Repairs to Other Assets	31.46	0.19	**31.65**	9.57
	2,886.73	74.15	**2,960.88**	1,431.70
SCHEDULE 22				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages & Bonus, etc.	403.22	17.42	**420.64**	316.07
Contribution to Provident and Other Funds	39.87	1.12	**40.99**	28.26
Welfare Expenses	35.50	2.26	**37.76**	42.35
	478.59	20.80	**499.39**	386.68

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 23				
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES				
Commission to Selling Agents	44.72	11.94	**56.66**	37.92
Brokerage and Discount	107.68	0.05	**107.73**	15.31
Freight, handling and other expenses	1,109.53	5.33	**1,114.86**	546.86
Advertisements	161.97	8.36	**170.33**	86.78
Insurance	28.44	0.71	**29.15**	20.39
Rent (including Lease Rent)	20.04	3.03	**23.07**	10.85
Rates and Taxes	35.10	0.80	**35.90**	15.69
Stationery, Printing, Postage and Telephone Expenses	24.30	1.43	**25.73**	17.83
Travelling and Conveyance	48.34	1.38	**49.72**	29.05
Legal and Professional charges	33.16	1.56	**34.72**	18.26
Bad debts written off	9.74	—	**9.74**	4.27
Provision for Doubtful Debts	0.20	2.02	**2.22**	2.91
Research contribution (including Expenses)	1.03	0.14	**1.17**	1.52
Donations	9.83	—	**9.83**	4.05
Directors' Fee and Commission	1.66	0.05	**1.71**	1.54
Exchange Rate difference	8.39	(0.71)	**7.68**	—
Loss on Sale and/or discard of Fixed Assets	0.13	0.02	**0.15**	3.70
Miscellaneous Expenses	125.90	7.00	**132.90**	69.87
	1,770.16	43.11	**1,813.27**	886.80
SCHEDULE 24				
INTEREST				
On Fixed Loans and Debentures	212.35	23.24	**235.59**	162.32
On Other Accounts	48.58	0.50	**49.08**	33.26
	260.93	23.74	**284.67**	195.58

SCHEDULE - 25

Notes to Consolidated Financial Statements

1. Principles of Consolidation:

   (a) The Consolidated Financial Statements (CFS) comprise the financial statements of Grasim Industries Limited and its subsidiaries and its interest in Joint Ventures as on 31.03.2005, which are as under:

   (I) Subsidiaries:

Name of the Company	Country of Incorporation	% Shareholding & Voting Power
Shree Digvijay Cement Company Limited (SDCC)	India	60.78
Samruddhi Swastik Trading and Investment Limited	India	100.00
Sun God Trading and Investment Limited	India	100.00
UltraTech Cement Limited	India	51.08*
Narmada Cement Company Limited (NCCL)	India	97.08
Dakshin Cements Limited	India	100.00
UltraTech Ceylinco (Private) Limited	Srilanka	80.00

** Includes 4.08% shares held by Samruddhi Swastik Trading and Investment Limited*

(II) Joint Ventures:

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Tanfac Industries Limited	Unaudited	India	9.98%	31.03.2005
Idea Cellular Limited	Unaudited (Consolidated)	India	7.57%	31.03.2005
A V Cell Inc. @	Audited	Canada	16.67%	25.09.2004

@ There are no significant transactions or other material events that occured between the balance sheet dates of A V Cell Inc. and Grasim.

(b) The Consolidated Financial Statements have been prepared using uniform accounting policies, in accordance with the generally accepted accounting policies. However, in respect of Idea Cellular Limited, Cost of Rights and Licences including the fee paid on fixed basis prior to revenue share regime, is amortised on commencement of operations over the period of licence.

(c) The effects of intra group transactions between Grasim & its Subsidiaries are eliminated in consolidation.

2. The reporting financial year for SDCC is for 6 months ended 31st March 2005.However, the unaudited financial statements for the 12 months period ended 31st March 2005 are made and considered for consolidation.The reporting financial year for NCCL is 12 months ending 30th September 2004, and for UltraTech Ceylinco (Private) Limited is 12 months ending 31st December 2004. However,the financial statements for the year ended 31st March 2005 are made and considered for consolidation purpose.

3. Accounting Policies and Notes on Accounts of the financial statement of the Company and all the subsidiaries are set out in their respective financial statement.

4 The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July 1999 has deleted Cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.

5 Contingent Liabilities:

Rs. in Crores

		Grasim & Subsidiaries	Joint Ventures	Total	Previous Year
1	Claims not acknowledged as debts	317.29	10.05	327.34	183.13
2	Custom duty which may arise is obligation for export is not fulfilled against import of raw materials and machinery.	4.06	—	4.06	1.10
3	Outstanding Bank / Corporate Guarantees	0.65	4.26	4.91	6.18
4	Custom duty on import of technical know-how and other services relating to projects	10.81	0.12	10.93	10.81
5	Dividend on Cumulative Preference Shares		10.67	10.67	6.65
6.	Estimated amount of Contracts remaining to be executed on capital account and not provided	199.15	12.73	211.88	105.33

7. Letter of undertaking cum indemnity given to Bank/ FI for Preference Shares issued/ finance provided by/ to Idea Cellular Ltd. amounting to Rs. 65.34 Crores.

8. Demand raised by Gujarat Electricity Board (GEB) contested by the Company in Gujarat High Court Rs. 715.20 Lacs (Previous Year Rs.715.20 Lacs) including delayed payment charges. A sum of Rs. 715.20 Lacs (Previous Year Rs.715.20 Lacs) has been deposited with GEB under protest.

9 **Segment Reporting**

a. **Primary Segment Reporting (by business segment)**

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	- Caustic Soda & Allied Chemicals
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Textiles	- Fabrics & Yarn
Others	- Mainly Telecom

b. **Inter-segment transfers of independent marketable products are at market rates**

c. Information about Business Segments (For the Current Year 2004-2005):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	2,216.05	283.51	6,800.04	1125.97	266.02	181.16		10,872.75
1b	Gross Sales (Inter-segment)	48.55	122.44	1.18	12.23	0.11	—	(184.51)	—
	Total Gross Sales	**2,264.60**	**405.95**	**6,801.22**	**1,138.20**	**266.13**	**181.16**	**(184.51)**	**10,872.75**
2a	Other Income	17.59	3.06	61.45	9.26	14.91	2.88	(0.52)	108.63
2b	Unallocated Corporate Other Income								131.99
	Total Other Income	**17.59**	**3.06**	**61.45**	**9.26**	**14.91**	**2.88**	**(0.52)**	**240.62**
3	**Total Revenue**	**2,282.19**	**409.01**	**6,862.67**	**1,147.46**	**281.04**	**184.04**	**(185.03)**	**11,113.37**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**554.60**	**86.98**	**578.67**	**355.17**	**(0.46)**	**29.45**	**—**	**1,604.41**
2	Unallocated Corporate Income / (Expenses)								111.75
3	Interest Expense								(284.67)
4	**Profit from ordinary activities**								**1,431.49**
5	**Exceptional Items:**								
	- Surplus on pre-payment of sales tax loan			34.35					34.35
	- Goodwill written off			(162.45)					(162.45)
6	**Profit Before Tax**								**1,303.39**
7	Provision for Current Tax								(483.65)
8	Deferred Tax								41.18
9	Tax Provision of earlier year written back								0.38
10	**Profit after Tax**								**861.30**
	Less: Minority Interest								(15.18)
	Less: Pre-acquisition Profits								(3.85)
11	**Net Profit**								**880.33**
C	**Other Information :**								
1	**Segment Assets**	**1,247.16**	**239.55**	**7,881.53**	**581.26**	**141.33**	**423.08**		**10,513.91**
2	Unallocated Corporate Assets								910.78
3	**Total Assets**								**11,424.69**
4	**Segment Liabilities**	**192.54**	**26.90**	**993.61**	**69.58**	**39.96**	**58.22**		**1,380.81**
5	Unallocated Corporate Liabilities								5,458.13
6	Minority Interest								500.23
7	**Total Liabilities**								**7,339.17**
8	**Capital Expenditure**	**123.80**	**13.68**	**166.98**	**11.49**	**4.19**	**32.48**		**352.62**
9	**Depreciation**	**58.28**	**16.97**	**394.90**	**34.53**	**12.34**	**33.89**		**550.91**
10	**Non Cash Expenses other than Depreciation**	**7.00**		**162.45**					**169.45**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Information about Business Segments (For the previous year 2003-2004):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE								
1a	Gross Sales (External)	2,023.64	243.99	3,081.56	734.15	247.04	106.12		6,436.50
1b	Gross Sales (Inter-segment)	52.27	95.84	1.34	0.30	0.14	—	(149.89)	—
	Total Gross Sales	**2,075.91**	**339.83**	**3,082.90**	**734.45**	**247.18**	**106.12**	**(149.89)**	**6,436.50**
2a	Other Income	17.83	3.02	33.20	10.65	18.90	3.91		87.51
2b	Unallocated Corporate Other Income								159.77
	Total Other Income	**17.83**	**3.02**	**33.20**	**10.65**	**18.90**	**3.91**	**—**	**247.28**
3	**Total Revenue**	**2,093.74**	**342.85**	**3,116.10**	**745.10**	**266.08**	**110.03**	**(149.89)**	**6,683.78**
B	RESULTS								
1	**Segment Result (PBIT)**	**518.29**	**58.37**	**297.90**	**219.21**	**(0.23)**	**2.35**		**1,095.89**
2	Unallocated Corporate Income / (Expenses)								138.53
3	Interest Expense								(195.58)
4	**Profit from ordinary activities**								**1,038.84**
5	**Profit Before Tax**								**1,038.84**
6	Provision for Current Tax								(291.20)
7	Deferred Tax Write Back								(10.83)
8	Tax Provision of earlier year written back								1.44
9	**Profit after Tax**								**738.25**
C	**Other Information :**								
1	**Segment Assets**	**1,002.57**	**244.29**	**2,595.62**	**520.95**	**149.80**	**264.37**	**(0.15)**	**4,777.45**
2	Unallocated Corporate Assets								2,766.88
3	**Total Assets**								**7,544.33**
4	**Segment Liabilities**	**155.09**	**37.75**	**548.65**	**32.45**	**40.79**	**42.25**	**(0.15)**	**856.83**
5	Unallocated Corporate Liabilities								3,324.39
6	**Total Liabilities**								**4,181.22**
7	**Capital Expenditure**	**79.02**	**9.22**	**171.84**	**4.94**	**6.58**	**62.77**		**334.37**
8	**Depreciation**	**53.58**	**16.05**	**159.92**	**35.02**	**13.66**	**17.25**		**295.48**
9	**Non Cash Expenses other than Depreciation**						**8.41**		**8.41**

D. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

10 **Deferred Tax Assets and Liabilities as on 31st March, 2005 are as under:**

Rs. in Crores

	Grasim & its subsidiaries	Joint Ventures	Consolidated	Previous Year
Deferred Tax Assets:				
Accrued Expenses deductible on payment basis	36.53	0.01	36.54	63.80
Expenses allowable in installments in Income Tax	11.23	0.00	11.23	14.17
Unabsorbed Losses	—	2.97	2.97	8.48
Unabsorbed Depreciation	—	—	—	9.61
Others	15.22	—	15.22	6.78
	62.98	**2.98**	**65.96**	**102.84**
Deferred Tax Liabilty :				
Accumulated Depreciation	1,237.76	0.71	1,238.47	705.04
Others	6.90	0.00	6.90	—
Net Deferred Tax Liability	1,181.68	(2.27)	1,179.41	602.20

11 **Related Party Transactions :**

a. Related Parties with whom transactions have taken place during the year :

Joint Ventures :

Idea Cellular Limited

AV Cell Inc., Canada

TANFAC Industries Limited

Key Management Personnel :

i) Shri Shailendra K. Jain, Manager / Whole Time Director

Relatives of Shri Shailendra K. Jain :

— Smt. Niharika Jain, Wife

— Shri Suvvrat Jain, Son

— Shri Devavrat Jain, Son

ii) Shri D D Rathi, Whole Time Director

Enterprise where significant influence exists :

— Vishal Industries and Chemicals Pvt. Ltd.

iii) Shri S Misra , Manager & CEO of UltraTech Cement Ltd.

iv) Shri V M Murlidharan, Manager of Narmada Cement Company Ltd.

v) Shri S N Malpani, Manager of Shree Digvijay Cement Company Ltd.

b. Nature of Transaction

Rs. in Crores

	Particulars	Joint Venture	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	**0.19**	**Nil**	**Nil**	**Nil**	**0.19**
		0.05	*Nil*	*Nil*	*Nil*	**0.05**
2.	Interest and other Income Received / Receivable	**Nil**	**0.01**	**Nil**	**Nil**	**0.01**
		0.38	*0.01*	*Nil*	*Nil*	**0.39**
3.	Purchases of goods / Payment for other services	**105.34**	**4.22**	**0.04**	**0.01**	**109.61**
		86.95	*1.27*	*0.04*	*Nil*	**88.26**
4.	Finance Provided	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**
		14.00	*Nil*	*Nil*	*Nil*	*14.00*
5.	Interest paid	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**
		Nil	*0.01*	*Nil*	*Nil*	**0.01**
6.	Outstanding Balances as on 31st March :					
	Debtors	**0.01**	**Nil**	**Nil**	**Nil**	**0.01**
		(24,480.00)	*Nil*	*Nil*	*Nil*	*(24,480.00)*
	Loans & Advances	**Nil**	**0.75**	**Nil**	**1.60**	**2.35**
		Nil	*0.23*	*Nil*	*Nil*	**0.23**
	Creditors	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**
		0.01	*Nil*	*Nil*	*Nil*	**0.01**
	Unsecured Loan	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**
		Nil	*0.10*	*Nil*	*Nil*	***0.10***
7.	Guarantees and Collaterals	**65.34**	**Nil**	**Nil**	**Nil**	**65.34**
		65.34	*Nil*	*Nil*	*Nil*	**65.34**

Notes:

1. *Previous Year's figures are given in Italics.*
2. *Shri D D Rathi has become Key Management Personnel during the year. Hence related party transactions of previous year pertaining to him have not been included in previous year's figures.*

12. Previous year's figures have been regrouped/ recasted whereever necessary to conform to this year's classification and Audited Consolidated Financial Statements of Idea Cellular Ltd. has been considered for the previous year.

13 Previous year figures of consolidated financial results are not comparable as the same do not include results of UltraTech Cement Ltd and its subsidiaries which became subsidiaries of the Company during the current year.

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

Consolidated Cash Flow Statement for the year ended 31st March, 2005

Rs. in Crores

		Grasim & its subsidiaries	Joint Ventures	Consolidated	(Previous Year)* Consolidated
A.	**Cashflow from Operating Activities**				
a.	Net profit before Tax and Exceptional Item	1425.36	6.13	**1431.49**	1038.84
	Adjustment for :				
	Depreciation/ Amortisation	521.47	34.66	**556.13**	308.08
	Provision for Diminution in Value of Investment	—	—	—	—
	Interest Expenses	260.93	23.74	**284.67**	195.58
	Interest Income	(76.92)	(0.51)	**(77.43)**	(59.70)
	Dividend Income	(39.66)	0.00	**(39.66)**	(87.97)
	Provision for Bad and Doubtful debts (Net)	0.65	0.01	**0.66**	2.91
	Write down of assets held for Disposal	7.00	0.00	**7.00**	—
	Non Cash Items	55.25	0.00	**55.25**	—
	Exchange Fluctuation on proportionate consolidation	0.00	0.22	**0.22**	0.47
	(Profit)/ Loss on sale of Fixed Assets (Net)	(2.02)	0.02	**(2.00)**	3.83
	(Profit)/ Loss on sale of Long Term Investments (Net)	(24.90)	0.00	**(24.90)**	(31.65)
	(Profit)/ Loss on sale of Current Investments (Net)	(3.37)	(0.01)	**(3.38)**	(1.96)
b.	Operating Profit before Working Capital changes	**2123.79**	**64.26**	2188.05	**1368.43**
	Adjustments for :				
	Trade and other Receivables	(122.22)	(7.33)	**(129.55)**	(64.36)
	Inventories	(282.80)	(4.49)	**(287.29)**	84.27
	Assets held for disposal	1.84		**1.84**	2.49
	Trade Payables	65.68	15.93	**81.61**	42.95
c.	Cash generated from Operations	**1786.29**	**68.37**	**1854.66**	**1433.78**
	Direct Taxes Paid (Net)	(427.30)	0.14	**(427.16)**	(208.30)
	Net Cash from Operating Activities	**1358.99**	**68.51**	1427.50	**1225.48**
B.	**Cashflow from Investing Activities**				
	Purchase of Fixed Assets	(372.46)	(97.98)	**(470.44)**	(263.19)
	Sale of Fixed Assets	20.24	2.37	**22.61**	6.92
	Increase in Goodwill	0.00	(55.43)	**(55.43)**	(1.01)
	Purchase of Investments	(231.39)	0.00	**(231.39)**	(784.02)
	Sale of Investments	666.13	3.78	**669.91**	56.44
	Deferred Revenue Expenditure	0.00	0.00	**0.00**	0.00
	Investments/Advances in Joint Ventures, Subsidiaries & Others	(1175.78)	0.00	**(1175.78)**	18.42
	Net Proceeds from sale of Current Investments	3.37	0.00	**3.37**	1.79
	Gain on sale of Long Term Investments	0.00	0.00	**0.00**	0.00
	Interest received	75.83	0.13	**75.96**	60.40
	Dividend received	39.66	0.39	**40.05**	87.98
	Net Cash from / (used in) Investing Activities	**(974.40)**	**(146.74)**	(1121.14)	**(816.27)**
C.	**Cashflow from Financing Activities**				
	Proceeds from issue of Share Capital	(0.51)	0.00	**(0.51)**	(6.28)
	Capital Subsidy from Govt.	0.00	0.00	**0.00**	0.00
	Proceeds from Borrowings	865.77	213.08	**1078.85**	465.41
	Repayments of Borrowings	(971.68)	(110.15)	**(1081.83)**	(429.18)
	Interest paid	(255.20)	(23.04)	**(278.24)**	(212.04)
	Dividends paid	(134.74)	(0.10)	**(134.84)**	(91.70)
	Corporate Dividend Tax	(17.24)	0.00	**(17.24)**	(11.75)
	Net Cash from / (used in) Financing Activities	**(513.60)**	**79.79**	(433.81)	**(285.54)**
D.	**Net increase/(Decrease) in Cash and Cash equivalent**	**(129.01)**	**1.56**	(127.45)	**123.67**
	Cash and Cash equivalent at beginning of the year	**278.05**	**14.13**	292.18	**120.38**
	Cash and Cash equivalent at end of the year	149.04	15.69	**164.73**	244.05
	(Cash and cash equivalent represent Cash and Bank balances)				

Note : Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.
** Previous year figures of consolidated cash flow are not comparable as the same do not include cash flows of UltraTech Cement Ltd and its subsidiaries which became subsidiaries of the Company during the current year.*

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

NIMESH BHIMANI
Partner

Mumbai
Dated: 29th April, 2005

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director


ADITYA BIRLA GROUP

Prominent Aditya Birla Group of Companies / JVs in India

The Aditya Birla Group enjoys a leadership position in all the sectors in which it operates

I GRASIM & ITS ASSOCIATES

Grasim Industries Limited	:	Viscose Staple Fibre, Cement, Sponge Iron, Chemicals, Textiles
Subsidiaries		
• **UltraTech Cement Limited**	:	Cement
— Narmada Cement Company Limited	:	Cement
— Dakshin Cements Limited	:	Cement
— UltraTech Ceylinco Private Limited	:	Cement
• **Shree Digvijay Cement Company Limited**	:	Cement
• **Samruddhi Swastik Trading And Investments Limited**	:	Investment
• **Sun God Trading And Investments Limited**	:	Investment
Joint Ventures		
• **AV Cell Inc.,**	:	Pulp
• **Idea Cellular Limited**	:	Telecom

II OTHERS

• **Hindalco Industries Limited & its subsidiaries**	:	Aluminium, Copper
— Indian Aluminium Company Limited	:	Aluminium Foil
— Bihar Caustic And Chemicals Limited	:	Caustic Soda, Liquid Chlorine, Hydrochloric Acid
• **Indian Rayon And Industries Limited & its subsidiaries**	:	Viscose Filament Yarn, Garments, Carbon Black, Textiles (Spun Yarn & Fabrics), Insulator (Domestic Marketing)
— Birla Sun Life Insurance Company Limited	:	Life Insurance
— PSI Data Systems Limited & its subsidiary	:	Software Services
— TransWorks Information Services Limited	:	Business Process Outsourcing
• **Indo Gulf Fertilisers Limited**	:	Fertilisers
• **Birla Global Finance Limited & its JVs/Associates**	:	Financial Services
— Birla Sun Life Asset Management Company Limited	:	Investment / Mutual Fund
— Birla Sun Life Distribution Company Limited	:	Investment Advisory
— Birla Insurance Advisory Services Limited	:	Non-life Insurance Advisory Services
• **Essel Mining & Industries Limited**	:	Iron and Manganese Ore Mining, Noble Ferro Alloys, Nitrogen production
• **TANFAC Industries Limited**	:	Fluorine Products